UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of February 2026 Commission File Number: 001-15276 Itaú Unibanco Holding S.A. (Exact name of registrant as specified in its charter) Itaú Unibanco Holding S.A. (Translation of Registrant’s Name into English) Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceição CEP 04344-902 São Paulo, SP, Brazil (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  No Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  No

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS ................................................................................................ 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS .......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ................................................................. 4 SELECTED FINANCIAL DATA .............................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ....................................................................... 7 REGULATORY RECENT DEVELOPMENTS ........................................................................................... 23 SIGNATURES ................................................................................................................................. 28 FINANCIAL STATEMENTS ................................................................................................................ 29

1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where otherwise specified or required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Central Bank” means the Central Bank of Brazil; and • “CMN” means the National Monetary Council (Conselho Monetário Nacional). Acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 194 to our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 28, 2025, or our 2024 Form 20-F.

2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic and business conditions in Brazil and other markets in which we operate, including disruptions and volatility in global and local financial markets, as well as fluctuations in inflation indices, interest rates, foreign exchange rates and overall market performance; • Political uncertainty in Brazil, including perceived or actual risks arising from government measures, macroeconomic policies and reforms, and changes thereto, which could adversely affect business conditions and growth prospects in the Brazilian economy as a whole; • General business, economic and political conditions and geopolitical events, including geopolitical tensions, hostilities, and conflicts; • Changes in global trade, including increased tariffs, non-tariff trade restrictions, the imposition (or threat) of sanctions and policy shifts affecting cross-border trade; • Environmental damage, climate change and socio-environmental issues, including an increase in the frequency and severity of weather-related events and the adoption of new or more stringent regulations relating to these matters, that could adversely affect economic conditions and our business; • Changes in laws or regulations, including tax laws, tax reforms or reviews of tax treatment, as well as requirements relating to compulsory deposits and reserve requirements, that could adversely affect our business, operations or profitability; • Costs and availability of funding; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Our level of capitalization; • Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances; • Competition in our industry; • Changes in our loan portfolio and changes in the value of our securities and derivatives;

3 • Customer losses or losses of other sources of revenues; • Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance; • Our exposure to Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policies; • Our ability to successfully integrate acquired or merged businesses; • Adverse legal or regulatory disputes or proceedings; and • Other factors identified or discussed under “3D. Risk Factors” as set forth in our 2024 Form 20-F. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this report on Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. You should interpret all subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf as being qualified by the cautionary statements in this report on Form 6-K.

4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of operations and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded according to established commercial standards. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6- K may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them. About our Financial Information The reference dates for the quantitative information derived from our consolidated balance sheet included in this Form 6-K are as of December 31, 2025 and 2024 and the reference dates for information derived from our consolidated statements of income are for the years ended December 31, 2025 and 2024, except where otherwise indicated. Our consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025, included at the end of this Form 6-K, are prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB). Our consolidated financial statements as of December 31, 2025 and for the year ended December 31, 2025 were audited in accordance with International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, our independent auditors. Such financial statements are referred to herein as our consolidated financial statements. Please see “Note 30 – Segment Information” to our consolidated financial statements for further details about the main differences between our management reporting systems and our consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB.

5 SELECTED FINANCIAL DATA We present below our selected financial data derived from our consolidated financial statements included in this Form 6-K. Our consolidated financial statements are presented as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 and have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. A discussion of the results of our operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in our 2024 Form 20-F. Additionally, we present a summarized version of our consolidated statement of income, consolidated balance sheet and consolidated statement of cash flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

Income Information	For the years ended December 31,		Variation
	2025	2024	
	(In millions of R$, except percentages and basis points)		%
Operating Revenues	167,780	168,050	(0.2)
Net interest income[(1)]	112,724	103,848	8.5
Non-interest income[(2)]	55,056	64,202	(14.2)
Expected Credit Loss from Financial Assets	(28,833)	(32,311)	(10.8)
Other operating income (expenses)	(88,697)	(88,183)	0.6
Net income attributable to owners of the parent company	44,857	41,085	9.2
Recurring Return on Average Equity - Annualized - Consolidated [(3)]	21.8%	21.1%	70 bps
Return on Average Equity – Annualized - Consolidated[(4)]	21.6%	20.9%	70 bps

(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income from insurance contracts and private pension and other income.

(3) The Recurring Return on Average Equity is obtained by dividing the Recurring Result (R$45,360 million and R$41,431million for the years ended December 31, 2025 and 2024, respectively) by the Average Stockholders' Equity (R$208,039 million and R$196,386 million for the years ended December 31, 2025 and 2024, respectively). This average considers the Stockholders' Equity from the four previous quarters.

(4) The Return on Average Equity is calculated by dividing the Net Income (R$44,857 million and R$41,085 million for the years ended December 31, 2025 and 2024, respectively) by the Average Stockholders' Equity (R$208,039 million and R$196,386 million for the years ended December 31, 2025 and 2024, respectively). This average considers the Stockholders' Equity from the four previous quarters.

Balance Sheet Information	As of December 31, 2025	As of December 31, 2024	Variation
	(In millions of R$, except percentages and basis points)		%
Total assets	3,066,169	2,854,475	7.4
Total loan and lease operations	1,083,798	1,025,493	5.7
(-) Provision for expected loss[(1)]	(48,341)	(49,024)	(1.4)
Common Equity Tier I Ratio - in %	12.3%	13.7%	-140 bps
Tier I Ratio - in %	13.8%	15.0%	-120 bps
Total Capital Ratio - in %	15.2%	16.5%	-130 bps

(1) Comprises Expected Credit Loss for operations of financial guarantees, credit commitments and credits to be released of R$(1,793) million at 12/31/2025 (R$(4,928) million at 12/31/2024). Please see "Note 10 — Loan and Lease operations" to our consolidated financial statements for further details.

Other Information	For the years ended December 31,		Variation
	2025	2024	%
Net income per share – R$ [(1)(2)]	4.05	3.71	9.3
Weighted average number of outstanding shares - basic[(2)]	11,075,112,279	11,087,754,294	(0.1)
Total Number of Employees	92,470	96,219	(3.9)
Brazil	82,693	86,228	(4.1)
Abroad	9,777	9,991	(2.1)
Total Branches and CSBs – Client Service Branches	2,529	2,928	(13.6)
ATM – Automated Teller Machines [(3)]	13,605	15,823	(14.0)

(1) Calculated based on the weighted average number of outstanding shares for the period.

(2) The number of outstanding shares has been adjusted to reflect the bonus shares of: (i) 10% granted on March 20, 2025; and (ii) 3% granted on December 30, 2025. As a result, the historical series of per share indicators was restated starting from January 2022.

(3) Includes electronic service branches (ESBs) and service points at third-party locations. Do not consider Banco24Horas ATMs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in "Item 4. Information on the Company" in our 2024 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in "Forward-Looking Statements" herein and in our 2024 Form 20-F.

Results of Operations – Year ended December 31, 2025, compared to the year ended December 31, 2024.

The table below presents our summarized consolidated statement of income for the years ended December 31, 2025 and 2024. The interest rates presented are expressed in Brazilian *reais* and include the effect of the variation of the *real* against foreign currencies. For more information on the products and services we offer, see "Item 4. Information on the Company" in our 2024 Form 20-F.

Please see our consolidated financial statements for further details about our Consolidated Statement of Income, included elsewhere in this Form 6-K.

Summarized Consolidated Statement of Income	For the years ended December 31,		Variation	
	2025	2024	R$ million	%
	(In millions of R$)			
Operating revenues	**167,780**	**168,050**	**(270)**	**(0.2)**
Net interest income[(1)]	112,724	103,848	8,876	8.5
Non-interest income[(2)]	55,056	64,202	(9,146)	(14.2)
Expected credit loss from financial assets	**(28,833)**	**(32,311)**	**3,478**	**(10.8)**
Other operating income (expenses)	**(88,697)**	**(88,183)**	**(514)**	**0.6**
Net income before income tax and social contribution	**50,250**	**47,556**	**2,694**	**5.7**
Current and deferred income and social contribution taxes	(4,401)	(5,428)	1,027	(18.9)
Net income	**45,849**	**42,128**	**3,721**	**8.8**
Net income attributable to owners of the parent company	**44,857**	**41,085**	**3,772**	**9.2**

(1) Includes:

(i) interest and similar income (R$254,790 million and R$242,258 million in the years ended December 31, 2025 and 2024, respectively);
(ii) interest and similar expenses (R$(219,338) million and R$(167,278) million in the years ended December 31, 2025 and 2024, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$58,054 million and R$32,011 million in the years ended December 31, 2025 and 2024, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions R$19,218 million and (R$3,143) million in the years ended December 31, 2025 and 2024, respectively).

(2) Includes commissions and banking fees (R$46,997 million and R$47,071 million in the years ended December 31, 2025 and 2024, respectively), Income from insurance contracts and private pension (R$8,731 million and R$6,982 million in the years ended December 31, 2025 and 2024, respectively) and other income/expenses (R$(672) million and R$10,149 million in the years ended December 31, 2025 and 2024, respectively).

Net income attributable to owners of the parent company increased by 9.2% to R$44,857 million for the year ended December 31, 2025, from R$41,085 million for the same period of 2024. This is mainly due to a 8.5%, or R$8,876 million increase in net interest income, a 10.8%, or R$3,478 million decrease in expected credit loss from financial assets and a 18.9%, or R$1,027 million decrease in current and deferred income and social contribution taxes, partially offset by a 14.2%, or R$9,146 million, decrease in non-interest income. These line items are further described below:

Net interest income increased by R$8,876 million, or 8.5%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases in the following line items (i) R$26,043 million in income of financial assets and liabilities at fair value through profit or loss; (ii) R$22,361 million in foreign exchange results and exchange variations in foreign transactions; and (iii) R$12,532 million in interest and similar income. These increases were partially offset by an increase of R$52,060 million in interest and similar expenses.

- **Interest and similar income** increased by 5.2% for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases of (i) R$15,845 million in loan operations income, as a result

7

8 of an increase in the volume of loan and lease operations; and (ii) R$13,982 million in financial assets at amortized cost. These increases were partially offset by decreases of: (i) R$21,295 million in interest and similar income from financial assets at fair value through other comprehensive income, mainly due to a decrease in the average portfolio balance during the period; and (ii) R$2,555 million in interbank deposits. o Interest and similar expenses increased by 31.1% for the year ended December 31, 2025 compared to the same period of 2024, due to increases of R$30,833 million in expenses from deposits and R$20,865 million in expenses from securities sold under repurchase agreements, both mainly due to an increase in the volume of our operations. Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements for further details on interest and similar expenses. The managerial adjustments of tax effects represented R$7,316 million of our net interest income for the year ended December 31, 2025, compared to R$6,694 million for the same period of 2024. Considering this managerial adjustment, net interest income was R$120,040 million, an increase of R$9,498 million, for the year ended December 31, 2025, compared to the same period of 2024. Non-interest income decreased by 14.2%, or R$9,146 million for the year ended December 31, 2025 compared to the same period of 2024. This decrease was mainly due to a 106.6%, or R$10,821 million, decrease in other income, mainly due to the adherence to a new tax-settlement initiative launched by the Brazilian Ministry of Finance (the “Comprehensive Transaction Program”, or Programa de Transação Integral). Our income from insurance contracts and private pension increased by 25.1%, or R$1,749 million, as a result of the higher financial result for the period and higher insurance sales, mainly related to life and credit life products. The following chart shows the main components of our banking service fees for the years ended December 31, 2025 and 2024:

9 Please see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements for further details on banking service fees. Expected Credit Loss from Financial Assets Our expected credit loss from financial assets decreased by R$3,478 million, or 10.8%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to an decrease in expected credit loss with other financial assets of R$6,627 million for year ended December 31, 2025, compared to the same period of 2024, partially offset by an increase of R$3,149 million in expected credit loss with loan and lease operations, as a result of an increase in the volume of loan and lease operations of 5.7%. Please see “Note 10 — Loan and Lease operations” to our consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90- day non-performing loans to our loan portfolio. As of December 31, 2025, our 90-day NPL ratio was 2.3%, a decrease of 30 basis points compared to December 31, 2024. This decrease was due to a decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the reductions in personal loan and vehicle financing ratios. The NPL ratio of our companies loan portfolio remained stable at 1.1%, compared to December 31, 2024. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2025, our 15 to 90 days NPL ratio was 2.0%, remaining stable when compared to December 31, 2024. During this period our 15 to 90-day NPL ratio decreased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2025 compared to December 31, 2024. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2024, through December 31, 2025:

10 Other Operating Income / (Expenses) increased by 0.6% to an expense of R$88,697 million for the year ended December 31, 2025, from an expense of R$88,183 million for the same period of 2024. This increase was mainly due to the R$1,124 million, or 11.5%, increase in tax expenses (Social Integration Program Contribution, Contribution for the Financing of Social Security and Service Tax), primarily due to a larger taxable base resulting from higher net interest income, commissions and banking fees and income from insurance contracts and private pension. Our general and administrative expenses for the year ended December 31, 2025 decreased by 0.3%, due to lower expenses from provision for tax and social security lawsuits and other risks, partially offset by an increase in personnel expenses, due to the effects of our annual collective wage agreement, which includes a 5.68% adjustment on salaries and benefits from September 2025 onwards (and of 4.64% on salaries and benefits from September 2024). Please see “Note 23 – General and Administrative Expenses” to our consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$4,401 million for the year ended December 31, 2025, from an expense of R$5,428 million in the same period of 2024, mainly driven by our adherence to the Comprehensive Transaction Program. The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$7,080 million in current and deferred income and social contribution taxes for the year ended December 31, 2025, compared to R$5,781 million for the same period of 2024. Considering this fiscal effect, current and deferred income and social contribution taxes were R$11,481 million, a decrease of R$272 million during this period. Please see “Note 24 – Taxes” to our consolidated financial statements for further details. Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

These reports are prepared using a variety of information which we deem important for management purposes, including financial and non-financial information which differs from the information prepared in accordance with accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income and Return on Economic Capital allocated to each business segment.

However, the information by segment below has been prepared in accordance with accounting practices adopted in Brazil.

For more information on our segments, see "Item 4. Information on the Company" in our 2024 Form 20-F and "Note 30 – Segment Information" to our consolidated financial statements.

The table below sets forth the summarized consolidated statement of income from our operating segments for the year ended December 31, 2025:

Summarized Consolidated Statement of Income from January 1, 2025 to December 31, 2025(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
			(In millions of R$)			
Operating revenues	112,204	62,620	9,569	184,393	(16,613)	167,780
Cost of Credit	(31,616)	(4,994)	-	(36,610)	7,777	(28,833)
Claims	(1,624)	(34)	-	(1,658)	1,658	-
Other operating income (expenses)	(51,604)	(23,175)	(2,777)	(77,556)	(11,141)	(88,697)
Income tax and social contribution	(7,701)	(10,652)	(2,043)	(20,396)	15,995	(4,401)
Non-controlling interest in subsidiaries	(529)	(759)	(55)	(1,343)	351	(992)
Net income	**19,130**	**23,006**	**4,694**	**46,830**	**(1,973)**	**44,857**

(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our consolidated financial statements, especially "Note 30 – Segment Information." The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our consolidated financial statements prepared pursuant to IFRS Accounting Standards as issued by the IASB.

(a) Retail Business

This segment consists of products and services offered to both account holders and non-account holders including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financings, investments, insurance, and pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2025 and 2024:

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Summarized Consolidated Statement of Income - Retail Business	For the years ended December 31,		Variation	
	2025	2024	R$ million	%
	(In millions of R$)			
Operating revenues	112,204	101,057	11,147	11.0
Interest margin	70,383	61,956	8,427	13.6
Non-interest income [(1)]	41,821	39,101	2,720	7.0
Cost of credit and claims	(33,240)	(31,408)	(1,832)	5.8
Other operating income (expenses)	(51,604)	(48,552)	(3,052)	6.3
Income tax and social contribution	(7,701)	(5,482)	(2,219)	40.5
Non-controlling interest in subsidiaries	(529)	(491)	(38)	7.7
Net income	**19,130**	**15,124**	**4,006**	**26.5**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

<u>**Net income**</u> from our Retail Business segment increased by 26.5%, to R$19,130 million for the year ended December 31, 2025, from R$15,124 million for the same period of 2024. These results are explained as follows:

- **Operating revenues**: increased by R$11,147 million for the year ended December 31, 2025, compared to the same period of 2024, as a result of an increase of 13.6% in the interest margin, due to the growth in the average credit volume. Moreover, non-interest income increased by 7.0% in the year ended December 31, 2025, compared to the same period of 2024, due to the increase in commissions and banking fees, as a result of: (i) higher revenues from card-issuing activities, due to the increase in the volume of credit card transactions; (ii) higher gains from acquiring services due to the increase in automatic transactions for the anticipation of receivables; (iii) higher revenues from fund management, due to a growth in gains from performance fees and the increase in the balance in the period; and (iv) higher revenues from brokerage services for individuals. There was also an increase in revenues from insurance products, due to the increases in earned premiums, in commissions and fees.

- **Cost of credit and claims** increased by R$1,832 million for the year ended December 31, 2025, compared to the same period of 2024, as a result of the increase in expected loss expenses.

- **Other operating income / (expenses)** increased by R$3,052 million for the year ended December 31, 2025, compared to the same period of 2024, mainly driven by an increase in expenses with cloud processing volumes and systems development, in addition to the effects of our annual collective wage agreement, and the increase in profit sharing expenses.

- **Income tax and social contribution** for the Retail Business, Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under "Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes," our current and deferred income and social contribution taxes increased due to a tax benefit from interest on capital.

(b) Wholesale Business

This segment comprises: (i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; (ii) the activities of our units abroad; (iii) the products and services

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offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2025 and 2024:

Summarized Consolidated Statement of Income - Wholesale Business	For the years ended December 31,		Variation	
	2025	2024	R$ million	%
	(In millions of R$)			
Operating revenues	62,620	58,014	4,606	7.9
Interest margin	45,248	41,259	3,989	9.7
Non-interest income (1)	17,372	16,755	617	3.7
Cost of credit and claims	(5,028)	(4,701)	(327)	7.0
Other operating income (expenses)	(23,175)	(21,248)	(1,927)	9.1
Income tax and social contribution	(10,652)	(10,502)	(150)	1.4
Non-controlling interest in subsidiaries	(759)	(650)	(109)	16.8
Net income	**23,006**	**20,913**	**2,093**	**10.0**

(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

<u>Net income</u> from the Wholesale Business segment increased by 10.0%, to R$23,006 million for the year ended December 31, 2025 from R$20,913 million for the same period of 2024. These results are explained as follows:

- **Operating revenues**: increased by R$4,606 million, or 7.9%, for the year ended December 31, 2025 compared to the same period of 2024, due to an increase of 9.7% in the interest margin, driven by the increase in the margin of liabilities recorded during the period. The 3.7% increase in non-interest income was driven by the increase in asset management fees due to the increase in the balance of fund management fees, in addition to higher consortia (*consórcio)* administration fees. These effects were partially offset by the decrease in revenues from advisory services and brokerage, due to lower volumes of fixed income transactions. As of December 31, 2025, we participated in 517 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitizations, totaling R$145.0 billion in originated volume and R$70.1 billion in distribution, ranking first in both originated volume and distribution, according to a ranking published by the Brazilian Financial and Capital Markets Association (*Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais*, or ANBIMA). In the equity markets, we ranked second both in number of operations, participating in 7 operations (not considering Block Trades), and in terms of volume with R$1.6 billion, both in Dealogic´s ranking, as of December 31, 2025. We also provided financial advisory services for 49 M&As transactions in Brazil, totaling R$70.3 billion. As of December 31, 2025, we were ranked first place in number of M&A deals and third place in volume in Dealogic's ranking and excluding proprietary operations we were ranked first place in number of M&A (45 transactions) and third place in terms of volume (R$69.5 billion).

- **Cost of credit and claims** increased by R$327 million for the year ended December 31, 2025 compared to the same period of 2024, due to the negative impact of the sale of assets of a specific customer in the segment and the lower recovery of loans written off as losses.

- **Other operating income / (expenses)** increased by R$1,927 million for the year ended December 31, 2025, compared to the same period of 2024, driven by an increase in expenses with (i) cloud processing volumes

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14 and systems development; and (ii) the effects of our annual collective wage agreement, in addition to the increase in profit share expenses. o Income tax and social contribution for our Wholesale Business, Retail Business and Activities with the Market + Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to a tax benefit from interest on capital. (c) Activities with the Market + Corporation This segment includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to our Retail or Wholesale businesses. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2025 and 2024: Net income from the Activities with the Market + Corporation segment decreased by R$672 million, or 12.5%, for the year ended December 31, 2025, compared to the same period of 2024, due to a decrease of R$318 million in operating revenues as a result of the decrease of R$454 million in the interest margin driven by the lower margin with the market. This was partially offset by (i) higher results from the remuneration of our own working capital; and (ii) the increase of R$136 million in non-interest income, driven by higher results from equity of affiliates. Additionally, there was an increase of R$236 million in other operating income / (expenses) due to higher other expenses. o Income tax and social contribution for our Activities with the Market + Corporation, Retail Business and Wholesale Business segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in the effective tax rate in 2025. Balance Sheet 2025 2024 R$ million % Operating revenues 9,569 9,887 (318) (3.2) Interest margin 8,778 9,232 (454) (4.9) Non-interest income (1) 791 655 136 20.8 Other operating income (expenses) (2,777) (2,541) (236) 9.3 Income tax and social contribution (2,043) (1,879) (164) 8.7 Non-controlling interest in subsidiaries (55) (101) 46 (45.5) Net income 4,694 5,366 (672) (12.5) Summarized Consolidated Statement of Income - Activities with the Market + Corporation For the years ended December 31, Variation (In millions of R$) (1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

The table below sets forth our summarized balance sheet as of December 31, 2025 and December 31, 2024. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2025	December 31, 2024	R$ million	%
	(In millions of R$)			
Cash	37,144	36,127	1,017	2.8
Financial assets at amortized cost	2,042,788	1,912,804	129,984	6.8
Central Bank of Brazil deposits	167,275	160,698	6,577	4.1
Interbank deposits, securities purchased under agreements to resell and securities	676,755	637,658	39,097	6.1
Loan and lease operations	1,083,798	1,025,493	58,305	5.7
Other financial assets	164,029	136,713	27,316	20.0
(-) Provision for expected credit loss	(49,069)	(47,758)	(1,311)	2.7
Financial assets at fair value through other comprehensive income	132,473	106,303	26,170	24.6
Financial assets at fair value through profit or loss	705,250	654,194	51,056	7.8
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	69,411	72,394	(2,983)	(4.1)
Tax assets	79,103	72,653	6,450	8.9
Total assets	**3,066,169**	**2,854,475**	**211,694**	**7.4**

Total assets increased by R$211,694 million, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in financial assets at amortized cost, financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. This result is further described below:

Financial assets at amortized cost increased by R$129,984 million, or 6.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) loan and lease operations; (ii) interbank deposits, securities purchased under agreements to resell and securities at amortized cost; and (iii) other financial assets.

- **Interbank deposits, securities purchased under agreements to resell and securities at amortized cost** increased by R$39,097 million, or 6.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of R$37,375 million in securities purchased under agreements to resell.

  Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell", "Note 9 - Securities at Amortized Cost (AC)" to our consolidated financial statements for further details.

- **Loan and lease operations** increased by R$58,305 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to the increases of: (i) R$27,652 million in our individuals loan portfolio, especially due to increases of (a) R$16,319 million in mortgage loans; and (b) R$10,478 million in credit card loans; (ii) R$16,329 million in loans to micro/small and medium companies, mainly in agribusiness and government programs; (iii) R$7,998 million in foreign loans – Latin America, as a result of the impact of foreign exchange variations; and (iv) R$6,326 million in loans to large companies.

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Loan and Lease Operations, by asset type	As of December 31,		Variation	
	2025	2024	R$ million	%
	(In millions of R$)			
Individuals	473,226	445,574	27,652	6.2
Credit card	153,526	143,048	10,478	7.3
Personal loan	66,498	66,104	394	0.6
Payroll loans	75,319	74,524	795	1.1
Vehicles	36,303	36,637	(334)	(0.9)
Mortgage loans	141,580	125,261	16,319	13.0
Large Companies	158,738	152,412	6,326	4.2
Micro/Small and Medium companies	221,550	205,221	16,329	8.0
Foreign Loans - Latin America	230,284	222,286	7,998	3.6
Total Loans and lease operations	**1,083,798**	**1,025,493**	**58,305**	**5.7**

Please see "Note 10 – Loan and Lease Operations" to our consolidated financial statements for further details.

Financial assets at fair value through other comprehensive income increased by R$26,170 million, or 24.6%, as of December 31, 2025, compared to December 31, 2024, due to an increase in securities, with the majority being government securities.

Financial assets at fair value through profit or loss increased by R$51,056 million, or 7.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in securities, with the majority being government securities in Brazil and corporate securities, especially debentures.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2025 and December 31, 2024. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation	
	December 31, 2025	December 31, 2024	R$ million	%
	(In millions of R$)			
Financial Liabilities	2,424,121	2,239,979	184,142	8.2
At Amortized Cost	2,350,901	2,148,776	202,125	9.4
Deposits	1,114,482	1,054,741	59,741	5.7
Securities sold under repurchase agreements	434,607	388,787	45,820	11.8
Interbank market funds, Institutional market funds and other financial liabilities	801,812	705,248	96,564	13.7
At Fair Value Through Profit or Loss	71,427	86,275	(14,848)	(17.2)
Provisions for financial guarantees, credit commitments and credits to be released	1,793	4,928	(3,135)	(63.6)
Insurance contracts and private pension	353,253	306,899	46,354	15.1
Provisions	17,791	19,209	(1,418)	(7.4)
Tax liabilities	11,582	11,345	237	2.1
Other liabilities	44,346	55,759	(11,413)	(20.5)
Total liabilities	**2,851,093**	**2,633,191**	**217,902**	**8.3**
Total stockholders' equity attributed to the owners of the parent company	**204,501**	**211,090**	**(6,589)**	**(3.1)**
Non-controlling interests	10,575	10,194	381	3.7
Total stockholders' equity	**215,076**	**221,284**	**(6,208)**	**(2.8)**
Total liabilities and stockholders' equity	**3,066,169**	**2,854,475**	**211,694**	**7.4**

Total liabilities and stockholders' equity increased by R$211,694 million, as of December 31, 2025, compared

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to December 31, 2024, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Financial liabilities at amortized cost increased by R$202,125 million, or 9.4%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) interbank market funds, Institutional market funds and other financial liabilities; (ii) deposits; and (iii) securities sold under repurchase agreements.

- **Deposits** increased by R$59,741 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase of R$54,267 million in time deposits, as a result of the higher demand for fixed income products and other products.

  Please see “Note 15 – Deposits” to our consolidated financial statements for further details.

- **Securities sold under repurchase agreements** increased by R$45,820 million, or 11.8%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of: (i) R$45,580 million in assets received as collateral; and (ii) R$22,783 million in assets pledged as collateral, especially with foreign securities and corporate securities. These increases were partially offset by a decrease of R$22,543 million in right to sell or repledge the collateral.

  Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements for further details.

- **Interbank market funds, institutional market funds and other financial liabilities** increased by R$96,564 million, or 13.7%, as of December 31, 2025 compared to December 31, 2024, mainly due to increases of (i) R$49,041 million in other financial liabilities, especially with credit card operations and trading and intermediation of securities; (ii) R$33,876 million in interbank market funds, especially in real estate and rural credit bills and onlending domestic; and (ii) R$13,647 million in institutional market funds, especially in funding from structured operations certificates, debentures and subordinated debt.

  Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our consolidated financial statements for further details.

Insurance contracts and private pension increased by R$46,354 million, or 15.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds due to the increase in the index used to adjust private pension contracts and the higher portability volume.

Funding

The chart below presents historical data on the ratio between our loan portfolio and funding from December 31, 2024 to December 31, 2025:


78.7%
79.1%
79.9%
81.9%
75.6%
64.6%
64.9%
64.4%
63.7%
62.6%
1,304
1,025
1,544
1,266
1,002
1,572
1,265
1,011
1,247
1,022
1,732
1,433
1,084
Dec-24
Mar-25
Jun-25
Sep-25
Dec-25

(1) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, third-party securities, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (2) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents; (3) The loan portfolio balance does not include financial guarantees provided and corporate securities.

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18 Capital Management Capital Adequacy Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks. In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital and Tier II minimum ratios. Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, which is applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortia (consórcios), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which our Itaú Unibanco Group retains substantially all risks and rewards. As of December 31, 2025, our Total Capital reached R$228,589 million, an increase of R$987 million as compared to December 31, 2024. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.2%, as of December 31, 2025, a drop of 1.3 percentage points compared to 16.5% as of December 31, 2024, due to interest payments on capital and additional dividends, share repurchase and growth in risk- weighted assets, offset by the positive impact of income in the period. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2025, our Fixed Assets Ratio reached 19.4%, which presents a buffer of R$69,887 million. (1) Includes Prudential and Equity adjustments. (2) The issuance of the Perpetual Subordinated Financial Bills described in the announcement to the market dated October 8, 2025, take the AT1 to 1.5%. As of December 31, 2025, our Tier I Capital ratio reached 13.8%, consisting of 12.3% Common Equity Tier I and 1.5% Additional Tier I. Our Tier I Capital ratio decreased by 1.2 percentage points in relation to September 30, 2025, mainly due to the payment of dividends and interest on equity, stock buyback and the RWA growth, partially offset by the positive net income of the period. Please see “Note 32 – Risk and Capital Management” of our consolidated financial statements for further details about regulatory capital. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims at ensuring that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) LCR, and (ii) NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2025 and 2024 and our NSFR as of December 31, 2025 and 2024.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

The following table presents our liquidity coverage ratio for the three-month periods ended December 31, 2025 and 2024:

Liquidity Coverage Ratio	Three-month period ended	
	December 31, 2025	December 31, 2024
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	389,723	362,609
Cash Outflows[2]	440,453	409,051
Cash Inflows[3]	259,163	245,188
Total Net Cash Outflows	181,290	163,863
LCR%	**215.0%**	**221.3%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR for the three-month period ended December 31, 2025 was 215.0%, which is above the Central Bank's requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our ASF for the end of each period to our RSF for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

The following table presents our NSFR as of December 31, 2025 and 2024:

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Net Stable Funding Ratio	As of December 31, 2025	December 31, 2024
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,499,680	1,375,854
Total Required Stable Funding (RSF)[2]	1,202,060	1,127,870
NSFR (%)	**124.8%**	**122.0%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2025, our ASF totaled R$1,499.7 billion, mainly due to capital and Retail and Wholesale Businesses funding, and our RSF totaled R$1,202.1 billion, particularly due to loans and financing with Wholesale and Retail Businesses customers, central governments and transactions with central banks.

As of December 31, 2025, our NSFR was 124.8% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2025 and 2024:

Operational Liquidity Reserve	As of December 31, 2025	2024	2025 Average Balance[(1)]
	(In millions of R$)		
Cash	37,144	36,127	35,742
Securities purchased under agreements to resell – Funded position [(2)]	80,339	50,461	104,580
Unencumbered government securities [(3)]	263,915	154,526	212,220
Operational reserve	**381,398**	**241,114**	**352,542**

(1) Average for the twelve-month period calculated based on consolidated financial statments.

(2) Net of R$19,306 (R$7,038 at 12/31/2024), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see "Note 15 – Deposits" to our consolidated financial statements for further details about funding.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures for the year ended December 31, 2025 were funded with internal resources. We cannot assure that we will make capital expenditures in the future

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21 and, if made, that the amounts will correspond to the current estimates. The table below presents our capital expenditures for the years ended December 31, 2025 and 2024: Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of December 31, 2025. The information described is derived from our consolidated financial statements. As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2025. December 31, 2025 December 31, 2024 Fixed Assets 1,694 1,832 Fixed assets under construction 774 1112 Land and buildings 11 6 Improvements 45 105 Installations, furniture and data processing equipment 796 546 Other 68 64 Intangible Assets 6,212 5,535 Goodwill 60 135 Software acquired or internally developed 5,345 4,537 Other intangibles 807 863 Total 7,906 7,367 Capital Expenditures (In millions of R$, except percentages) For the year ended

22 Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments that are described in “Note 13 – Fixed assets,” “Note 14 – Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, b) Risk Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management, b) Risk Management, I.IV – Maximum Exposure of Financial Instruments to Credit Risk” to our consolidated financial statements. R$ US$ (1) Current liabilities Deposits 527,366 95,843 Securities sold under repurchase agreements 363,308 66,027 Derivatives 28,595 5,197 Interbank market funds 199,796 36,311 Institutional market funds 11,423 2,076 Other financial liabilities 238,725 43,386 lnsurance contracts and private pension 16,898 3,071 Provisions 5,297 963 Income tax and social contribution - current 6,436 1,170 Other Non-financial liabilities 37,970 6,901 Total 1,435,815 260,943 Long-term liabilities Deposits 587,116 106,702 Securities sold under repurchase agreements 71,299 12,958 Structured notes 57 10 Derivatives 41,146 7,478 Interbank market funds 206,374 37,506 Institutional market funds 142,771 25,947 Other financial liabilities 4,352 791 lnsurance contracts and private pension 336,355 61,129 Provision for Expected Loss 1,793 326 Provisions 12,494 2,271 Other tax liabilities 4,655 846 Other Non-financial liabilities 6,375 1,159 Total 1,414,787 257,122 Income tax and social contribution - deferred 491 89 Non-controlling interests 10,575 1,922 Stockholders’ equity attributed to the owners of the parent company (2) 204,501 37,166 Total capitalization (3) 3,066,168 557,242 BIS ratio (4) 15.2% (1) Convenience translation at 5.5024 reais per U.S. dollar, the exchange rate in effect on December 31, 2025. 5.5024 (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Capitalization As of December 31, 2025 (In millions, except percentages) (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 5,617,742,977 common shares and 5,408,781,553 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our consolidated financial statements as of and for the period ended December 31, 2025.

23 REGULATORY RECENT DEVELOPMENTS We are subject to the regulation and supervision of various regulatory entities in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impacts on our growth strategies. Our 2024 Form 20-F contains disclosure of the regulations and supervision of various regulatory entities to which we are subject in “Item 4B. Business Overview - Supervision and Regulation.” We describe below the material regulatory developments applicable to us that took place from the date of filing of our 2024 Form 20-F and through the date of this Form 6-K. New Accounting Criteria and Accounting Standards and Regulatory Capital Procedures On April 30, 2025, the Central Bank issued Resolution No. 470 and CMN issued Resolution No. 5,207, which reflect a standardized sensitivity-based approach for market risk, called RWASENS. This change is part of the third phase of Brazil’s adoption of the Fundamental Review of the Trading Book (“FRTB”) under Basel III. Institutions classified in Segments S1, such as us, S2, and S3 will replace several existing market risk components (RWAmpad) with RWASENS, while Segment S4 institutions will continue to use the previous components. The new methodology is intended to simplify and standardize the calculation of capital requirements for market risk, aligning Brazil’s prudential framework with international standards. Additionally, the rule revokes the internal model-based market risk component (RWAMINT), requiring institutions that previously used internal models to adopt the new standardized approach. The new rule also amends the risk management regulation to include credit spread variation as a market risk factor that must be monitored internally. The changes expected to take effect on January 1, 2027. On May 22, 2025, CMN issued Resolution No. 5,214, which defines the methodology for calculating the Regulatory Capital (Patrimônio de Referência, or PR), to address changes introduced by recent accounting standards. Since January 2025, accounting rules have required that variations in the fair value of derivative liabilities due to changes in an institution’s own credit risk, be recorded in equity accounts. While these adjustments affect our net worth, prudential regulation already neutralizes their impact on Regulatory Capital to prevent volatility in regulatory capital caused by short-term credit risk fluctuations. The new rule clarifies that these variations should not be combined with other equity valuation adjustments, avoiding double counting and ensuring consistency with Basel Committee recommendations. The change explicitly states that gains and losses from own credit risk adjustments will only be considered under specific provisions already in place, rather than alongside other unrealized valuation adjustments. CMN Resolution No. 5,214 came into force on the date of its publication (May 26, 2025). On August 28, 2025, the CMN issued Resolution No. 5,244. The resolution refines the criteria for classifying financial instruments as problematic assets, particularly those with payment intervals equal to or greater than three months, and allows reclassification only after at least 90 days of full and timely performance without reliance on guarantees or collateral. The new rules aim to reduce the disproportionate impact of prior standards on long-term credit instruments and align domestic regulation with Basel Committee recommendations. The resolution also establishes recognition criteria for financial assets renegotiated after being written off due to expected credit losses, which must continue to be fully provisioned while classified as problematic. CMN Resolution No. 5,244 came into force on September 1, 2025. On November 4, 2025, the Central Bank issued the Public Consultation 127, proposing amendments to Resolution No. 139/2021 to expand and standardize the Social, Environmental and Climate Risks and Opportunities Report (GRSAC). The proposal introduces a second phase of requirements focused on quantitative metrics and targets, while refining the qualitative tables adopted in 2021, and aligns disclosures with international standards, including IFRS S1 and S2 and the Basel Committee’s Pillar 3 framework for voluntary climate risk disclosures. The new framework structures the GRSAC Report into standardized qualitative and quantitative tables covering governance, strategy, risk management and climate risk (transition and physical), as well as sectoral exposures and emissions, agriculture by biome, power generation by source, physical risk metrics for drought and heavy rain, transition plans, and social and environmental risk exposures. Disclosure of business opportunities remains voluntary; disclosure of national and international voluntary commitments follows new standardized tables (COMP1 and COMP2). The consultation also clarifies the use of climate scenario analysis, with parameters for narratives, time horizons and scientific bases.

24 Implementation is phased. For S1 and S2 institutions, the new GRSAC format would take effect in January 2027, with the first publication in 2028 using a December 2027 reference date. S3 institutions become subject to all tables with the first required publication based on December 31, 2028; S4 institutions, previously limited to a qualitative governance table, must disclose standardized information on social, environmental or climate commitments via COMP1 and COMP2 on the same timeline as S3. S5 institutions remain exempt. The proposed rules preserve flexibility to add granularity or justify omissions where immaterial and allow complementing tables to meet the sustainability financial reporting requirements aligned with IFRS, subject to consolidation scope differences. The public consultation was open for comments until February 13, 2026, and now the Central Bank will analyze all the comments received to decide if said comments will be incorporated into the final rules on the matter. Moreover, in November 2025, the Central Bank issued Public Consultation 128, proposing amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments (financial collateral, bilateral netting, personal guarantees, credit derivatives, and credit insurance) and to revise the CEM for derivatives by aligning key parameters with SA-CCR (including a 1.4 multiplier and PFE floor). By means of the proposed new rules, the Central Bank intends to allow single netting sets across derivatives and securities financing transactions. The draft rule also introduces preferential risk weights for specified payroll-deducted retail exposures, clarifies eligibility and haircuts for recognized collateral. However, the expected impact on our current portfolio is limited, as we do not use the CEM approach, nor do we apply netting across asset classes, derivatives, and SFTs, and while the reduction in risk weights for private-sector payroll loans may create opportunities for future expansion, our existing exposures are largely concentrated in public-sector payroll loans. Additionally, credit insurance is not currently used as a credit risk mitigation instrument in our operations, so any effects in this regard would be prospective only. The Public Consultation was open for comments until February 3, 2026, and now the Central Bank will analyze all the comments received to decide if said comments will be incorporated into the final rules on the matter. Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments On May 22, 2025, CMN issued Resolution No. 5,215, to clarify existing rules regarding real estate financial bills (Letras de Crédito Imobiliário, or LCI) and Agribusiness Financial Bills (Letras de Crédito do Agronegócio, or LCA). The resolution introduces clearer provisions on early repurchase for intermediation purposes, allowing issuing institutions to repurchase LCIs and LCAs before maturity exclusively for intermediation, while maintaining the prohibition on holding them in treasury for resale. The rule also establishes general rules for extending the maturity of LCIs and LCAs, requiring that any extension comply with the same conditions as a new issuance, including minimum maturity periods. Furthermore, the updated nominal value of LCIs and LCAs cannot exceed the gross book value of the underlying real estate or agribusiness credit rights, calculated according to the Central Bank’s accounting standards, and prohibits using credits written off as losses as collateral. CMN Resolution No. 5,215 came into effect on the date of its publication (May 26, 2025) regarding new minimum maturity periods of the LCIs and LCAs, while other changes came into force on August 1, 2025. Regulation on Account Opening and Closing Procedures On May 26, 2025, the Central Bank and the CMN issued Resolutions No. 476 and No. 5,218, establishing a voluntary system that allows individuals and legal entities to restrict the opening of accounts in their name to mitigate fraud risks. Financial institutions must consult this system before opening or modifying accounts or updating account holders or representatives. Both resolutions came into effect on December 1, 2025. On September 11, 2025, the Central Bank issued Resolution No. 501, requiring institutions to block transactions to accounts suspected of fraud, including Pix, TED, and internal transfers. This resolution became effective on September 12, 2025, and institutions had until October 13, 2025, to implement the changes. Additionally, on November 3, 2025, the CMN issued Resolution No. 5,261, mandating the closure of accounts used to provide payments services without regulatory compliance or to receive deposits on behalf of third parties for identity concealment. This resolution came into effect on December 1, 2025. Recent Developments on Prudential Regulation

25 On May 30, 2025, the Central Bank issued Resolution No. 478 and CMN issued Resolution No. 5,223, introducing a new regulatory framework for the Leverage Ratio and establishing an individualized requirement for institutions, alongside the possibility of excluding intragroup exposures within cooperative systems. The measure addresses the need for prudential regulation on a solo basis to complement consolidated supervision. The Leverage Ratio, calculated as the ratio between regulatory capital and total exposure without risk-weighting, will now apply individually or on a sub consolidated basis for certain institutions, ensuring sufficient resources in Brazil to meet local obligations and mitigate risks associated with cross-border resolution constraints. The minimum leverage ratio requirement for individual or sub consolidated bases will be set at 2.25%, lower than the consolidated requirement of 3%, and phased in between 2026 and 2028. Institutions opting for sub consolidated compliance must prepare specific financial statements and submit a Recovery and Organized Exit Plan. Central Bank Resolution No. 478 and CMN Resolution No. 5,223 comes into force on July 1, 2026, with gradual implementation. Payroll Loans On July 24, 2025, Provisional Measure No. 1,292/25 was converted into Law No. 15,179/25, which came into effect on the date of its publication (July 27, 2025). For more information on Provisional Measure No. 1,292/25 and the changes to the payroll loan market, see “4B. Business Overview—Products and Services— Payroll Loans” in our 2024 Form 20-F. RWA Regulatory developments in Brazil continue to affect the calculation of risk-weighted assets and regulatory capital requirements. The Central Bank has adopted a revised framework for operational risk that replaces multiple existing methodologies with a single, more risk-sensitive approach, to be implemented on a phased basis through 2028. This framework is expected to change the way operational risk is reflected in risk-weighted assets and capital requirements and includes the incorporation of internal loss experience. In addition, Brazilian regulators have introduced new requirements for recovery and orderly resolution planning applicable to financial institutions under Central Bank supervision. These requirements, which will also be phased in through 2028, may affect capital planning, governance and risk management processes and are intended to enhance the resilience and stability of the Brazilian financial system. Regulators have also established a transition framework to mitigate the impact on regulatory capital arising from the adoption of a new expected credit loss provisioning model aligned with IFRS 9. This transition period, expected to run from December 2025 through January 2028, is intended to partially offset potential reductions in regulatory capital resulting from higher provisioning requirements and is aligned with international banking regulatory standards. For recent developments regarding risk weighted asset calculation, see “Item 4B. Business Overview–– Recent Developments in the Brazilian Financial and Payments Systems––Recent Developments on Prudential Regulation.” Virtual Assets and Virtual Asset Service Providers On November 10, 2025, the Central Bank issued Resolutions Nos. 519, 520 and 521, establishing a regulatory framework for the provision of virtual asset services in Brazil, including licensing requirements, operational standards and the treatment of certain virtual-asset transactions under foreign exchange regulations. Resolution No. 520 regulates virtual asset services and sets out the conditions under which Virtual Asset Service Providers (“VASPs”) may be incorporated and operate, subjecting such activities to requirements relating to governance, internal controls, customer due diligence, data protection and information disclosure. Certain virtual-asset services may also be provided by financial institutions authorized by the Central Bank, including commercial and multi-purpose banks, such as us, subject to applicable conditions and supervisory oversight. Resolution No. 519 establishes the authorization and approval processes applicable to VASPs, including requirements for authorization to operate and prior approval for certain corporate and control-related transactions. Resolution No. 521 addresses the foreign exchange treatment of specified virtual-asset transactions, including certain cross-border transfers and exchanges, and introduces data collection and periodic reporting obligations to the Central Bank in connection with such activities. The resolutions generally [entered into force on February 2, 2026.] Institutions already providing virtual asset services will be required to seek authorization or notify the Central Bank, as applicable, within the transition periods established by the regulations, with certain reporting obligations becoming effective in May 2026.

26 Real Estate as Collateral for Credit Operations On October 10, 2025, the CMN issued Resolution No. 5,255, further amending Resolution No. 4,676 to redefine the rules for the allocation of savings and interbank real estate deposits to real estate credit operations. The new regulation progressively increases the mandatory allocation of these funds to up to 100%, introduces new eligibility and control criteria for credit operations, and allows greater flexibility and more efficient use of resources raised through savings deposits and alternative funding instruments, such as Real Estate Credit Bills (“LCIs”) and Covered Real Estate Bonds (“LIGs”), reducing reliance on savings deposits. Additionally, changes to the compulsory deposit regime enable deductions linked to the origination of new real estate loans, with phased implementation starting January 1, 2027 and a transition period of up to ten years, supporting market stability and predictability. Payroll Loans Regulation On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The private payroll loan had the lowest growth among other loans in the past ten years due to operational complexities. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees' salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one. On July 24, 2025, Provisional Measure No. 1,292, which became effective on March 12, 2025, was converted into Law No. 15,179/2025. Regulation on Payment Agents and Payment Arrangements The regulation issued by the Central Bank, determines, among other aspects: (i) consumer protection, anti- money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well as transfer of shareholding control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and postpaid accounts and require the allocation of the totality of their balance to a special account at the Central Bank or investment in government bonds. CMN Resolution 522, published on October 10, 2025, reinforces the resilience of Brazil’s payment ecosystem by assigning card schemes ultimate responsibility for transaction settlement, ensuring security and trust even in the event of participant failures. The regulation introduces centralized risk management and continuous stress testing, by Card schemes, that raising transparency and governance standards across the industry. It also revises chargeback rules and mandates greater tariff disclosure, enhancing predictability for all stakeholders. Card schemes have 180 days from publication to submit updated regulatory frameworks to the Central Bank; until then, existing regulations remain in effect. Anti-Money Laundering Regulation In 2025, the Central Bank and the CMN adopted measures strengthening controls over fraud prevention and the integrity of banking, payment and deposit accounts. The new rules require financial and payment institutions to reject certain payment transactions linked to suspected fraudulent accounts and to close payment or deposit accounts where there are serious irregularities in customer information or where accounts are used to provide unauthorized financial or payment services. These measures, implemented through Central Bank Resolutions Nos. 501 and 518 and CMN Resolution No. 5,261, expand institutions’ monitoring and compliance obligations and enhance supervisory expectations relating to fraud detection, account usage and customer identification. Consumer Protection Code On November 4, 2025, Law No. 15,252/2025 was published, which established new rights for individuals in

27 financial services, including: (i) automated salary portability; (ii) automatic debit on accounts between institutions; (iii) right to information; and (iv) access to a special type of loan with reduced fees. The Central Bank and CMN will issue detailed regulations within 180 days from November 4, 2025. Tax on Financial Transactions The tax on financial transactions (“IOF”), is levied on credit, currency exchange and securities transactions and is imposed on specific rates according to the transaction in question. The tax rate may be changed directly by a decree from the Executive Branch, rather than by a law enacted by the Brazilian Congress which may become effective as of its publication date. Brazil committed to eliminate the IOF on foreign exchange (“IOF/FX”) transactions. In this regard, Decree No. 10,997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the IOF/FX rate is reduced to 0% by 2029. Despite the previously established plan, in 2025 the Brazilian Government issued Decrees No. 12,466/2025, 12,467/2025 and 12,499/2025, which expanded IOF taxable events and increased the applicable rates. The Brazilian Congress, however, responded by issuing Legislative Decree No. 176/2025, suspending the effects of these measures. In response to the institutional impasse, the Executive and the Legislature brought the matter before the Supreme Federal Court through ADC No. 96 and ADIs No. 7,827 and No. 7,839, seeking a definitive assessment of the decrees’ compliance with constitutional requirements. STF granted an injunction suspending the IOF levy on advance payment transactions of receivables to suppliers (forfait or supplier risk), while upholding the increased rates established by Decree No. 12,499/2025. Reform of Tax on Income In March 2025, the Brazilian Government presented Bill No. 1,087 which proposed significant changes to the taxation of income, profits, and dividends. The bill was subsequently approved by the National Congress and enacted as Law No. 15,270, published on November 27, 2025. The new law entered into effect on January 1, 2026. As of January 2026, profits and dividends paid by a Brazilian legal entity to a resident individual in Brazil in excess of R$50,000 in a given month are subject to a 10% withholding income tax (“IRRF”) on the total amount distributed. Profits and dividends relating to results accrued through 2025 that were approved for distribution by December 31, 2025 and are due under applicable civil or corporate law, remain exempt, provided that payment is made in accordance with the original approval terms. Dividends paid to nonresident beneficiaries are subject to a 10% IRRF, regardless of the amount. Exemptions apply to (i) profits and dividends relating to results accrued up to 2025 , with distribution approved by December 31, 2025 and due under applicable civil or corporate law, provided that payment, credit, allocation, or delivery occurs under the terms originally approved; (ii) payments to foreign governments (subject to reciprocity); (iii) payments to sovereign wealth funds, and (iv) payments to foreign entities whose principal activity is the administration of pension or retirement benefit plans.. If the combined 10% IRRF and the effective Brazilian corporate income tax burden exceeds the combined nominal rates of IRPJ and CSLL, a tax credit may be elected by the nonresident beneficiary. The specific procedures for exercising this option, as well as the mechanism through which the nonresident will claim the credit, remain subject to further regulation. In addition, Supplementary Law No. 224, enacted on December 26, 2025, increased the withholding income tax rate applicable to Interest on Capital (“IOC”) from 15% to 17.5%, effective January 1, 2026.

28 SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: February 26, 2026 Itaú Unibanco Holding S.A. By: /s/ Renato Lulia Jacob Name: Renato Lulia Jacob Title: Group Head of Corporate Strategy, Investor Relations and Corporate Development By: /s/ Gustavo Lopes Rodrigues Name: Gustavo Lopes Rodrigues Title: Investor Relations Officer

29 FINANCIAL STATEMENTS

Itaú Unibanco Holding S.A. Consolidated financial statements at December 31, 2025 and independent auditor's report

www.pwc.com.br PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000 Independent auditor's report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2025 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank and its subsidiaries as at December 31, 2025, and their financial performance and their cash flows for the year then ended, in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, as applicable to audits of financial statements of public interest entities in Brazil, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Matters Why it is a Key Audit Matter How the matter was addressed

Itaú Unibanco Holding S.A. 3 Why it is a Key Audit Matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2(c) IV.III, 10 and 28) The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes that use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk. Furthermore, management regularly reviews the judgments and estimates used in determining the provision for expected loss. The financial instruments measured at fair value include operations with low liquidity and/or no active market, substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models which involve Management's assumptions for their fair valuation. Additionally, obtaining market data can be complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available. These matters continued to be an area of focus of our audit for the year ended December 31, 2025, due to their relevance and degree of subjectivity, as mentioned above. We confirmed our understanding of the process for measuring the expected credit loss provision and the financial assets and liabilities in accordance with international standard IFRS 9 - Financial Instruments ("IFRS9"). Regarding the methodology for provision for expected loss, we performed a number of audit procedures substantially related to: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we performed tests on Management's documentation related to guarantees, credit renegotiations, the counterparty risk assessment, payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs for the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in compliance with the requirements of International Accounting Standards IFRS 7 - Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by Management in determining and recording the provision for expected loss disclosed in the financial statements are consistent with the information analyzed in our audit. Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: (i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; (ii) update our

Itaú Unibanco Holding S.A. 4 Why it is a Key Audit Matter How the matter was addressed in the audit understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instrument's disclosed in the accompanying notes to the Financial Statements are consistent with the information analyzed in our audit. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the Information Technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we updated our assessment on the Information Technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. Additionally, we performed procedures that involved a combination of tests of the design and effectiveness of the relevant controls, as well as tests related to information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures. Provisions and contingent liabilities (Notes 2(c) XII and 29) The Bank and its subsidiaries record and/or disclose provisions and contingent liabilities We confirmed our understanding and tested the design, and the effectiveness of the main controls

Itaú Unibanco Holding S.A. 5 Why it is a Key Audit Matter How the matter was addressed in the audit mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus. used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision for judicial and administrative proceedings, as well as the information disclosed in the financial statements are consistent with the information analyzed in our audit. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the IFRS International Accounting Standard, issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Itaú Unibanco Holding S.A. 6 Auditor's responsibilities for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a

Itaú Unibanco Holding S.A. 7 basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2026 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Tatiana Fernandes Kagohara Gueorguiev Contadora CRC 1SP245281/O-6

F - 1 Itaú Unibanco Holding S.A. Consolidated Balance Sheet (In millions of reais) Assets Note 12/31/2025 12/31/2024 Cash 37,144 36,127 Financial assets 2,880,511 2,673,301 At Amortized Cost 2,042,788 1,912,804 Central Bank of Brazil deposits 167,275 160,698 Interbank deposits 4 66,195 66,931 Securities purchased under agreements to resell 4 280,595 243,220 Securities 9 329,965 327,507 Loan and lease operations 10 1,083,798 1,025,493 Other financial assets 18a 164,029 136,713 (-) Provision for expected credit loss 4, 9, 10 (49,069) (47,758) At Fair Value through Other Comprehensive Income 132,473 106,303 Securities 8 132,473 106,303 At Fair Value through Profit or Loss 705,250 654,194 Securities 5 628,774 560,143 Derivatives 6, 7 73,384 92,439 Other financial assets 18a 3,092 1,612 Insurance contracts 27 212 66 Tax assets 79,103 72,653 Income tax and social contribution - current 2c XIII 3,027 2,576 Income tax and social contribution - deferred 2c XIII, 24b I 63,486 58,859 Other 12,590 11,218 Other assets 18a 21,625 24,994 Investments in associates and joint ventures 11 10,840 10,074 Fixed assets, net 2c VIII, 13 12,635 13,263 Goodwill and Intangible assets, net 14 24,099 23,997 Total assets 3,066,169 2,854,475 The accompanying notes are an integral part of these consolidated financial statements.

F - 2 Itaú Unibanco Holding S.A. Consolidated Balance Sheet (In millions of reais) Liabilities and stockholders' equity Note 12/31/2025 12/31/2024 Financial Liabilities 2,424,121 2,239,979 At Amortized Cost 2,350,901 2,148,776 Deposits 15 1,114,482 1,054,741 Securities sold under repurchase agreements 17a 434,607 388,787 Interbank market funds 17b 406,170 372,294 Institutional market funds 17c 154,194 140,547 Other financial liabilities 18b 241,448 192,407 At Fair Value through Profit or Loss 71,427 86,275 Derivatives 6, 7 69,741 85,413 Structured notes 16 57 318 Other financial liabilities 18b 1,629 544 Provisions for financial guarantees, credit commitments and credits to be released 10 1,793 4,928 Insurance contracts and private pension 27 353,253 306,899 Provisions 29 17,791 19,209 Tax liabilities 24c 11,582 11,345 Income tax and social contribution - current 2c XIII 6,436 4,364 Income tax and social contribution - deferred 2c XIII, 24b II 491 603 Other 4,655 6,378 Other liabilities 18b 44,346 55,759 Total liabilities 2,851,093 2,633,191 Total stockholders’ equity attributed to the owners of the parent company 204,501 211,090 Capital 19a 136,910 90,729 Treasury shares 19a (13) (909) Capital reserves 19c 2,876 2,732 Profit reserves 19c 67,711 121,428 Other comprehensive income (2,983) (2,890) Non-controlling interests 19d 10,575 10,194 Total stockholders’ equity 215,076 221,284 Total liabilities and stockholders' equity 3,066,169 2,854,475 The accompanying notes are an integral part of these consolidated financial statements.

F - 3 Itaú Unibanco Holding S.A. Consolidated Statement of Income (In millions of reais, except for number of shares and earnings per share information) Note 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Operating Revenues 167,780 168,050 154,971 Interest and similar income 21a 254,790 242,258 222,385 Interest and similar expense 21b (219,338) (167,278) (158,250) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss 21c 58,054 32,011 29,145 Foreign exchange results and exchange variations in foreign transactions 19,218 (3,143) 4,432 Commissions and Banking Fees 22 46,997 47,071 45,731 Income from Insurance Contracts and Private Pension 8,731 6,982 6,613 Income from Insurance Contracts and Private Pension, net of Reinsurance 27 7,569 6,536 6,132 Financial Income from Insurance Contracts and Private Pension, net of Reinsurance 27 (42,150) (23,679) (28,585) Income from Financial Assets related to Insurance Contracts and Private Pension 43,312 24,125 29,066 Other income / (expenses) (672) 10,149 4,915 Expected Credit Loss from Financial Assets (28,833) (32,311) (30,445) Expected Credit Loss with Loan and Lease Operations 10c (32,617) (29,468) (31,563) Expected Credit Loss with Other Financial Asset, net 3,784 (2,843) 1,118 Operating Revenues Net of Expected Credit Losses from Financial Assets 138,947 135,739 124,526 Other operating income / (expenses) (88,697) (88,183) (84,826) General and administrative expenses 23 (79,176) (79,416) (75,759) Tax expenses (10,938) (9,814) (9,987) Share of profit or (loss) in associates and joint ventures 11 1,417 1,047 920 Income / (loss) before income tax and social contribution 50,250 47,556 39,700 Current income tax and social contribution 24a (10,695) (9,433) (8,685) Deferred income tax and social contribution 24a 6,294 4,005 2,862 Net income / (loss) 45,849 42,128 33,877 Net income attributable to owners of the parent company 25 44,857 41,085 33,105 Net income / (loss) attributable to non-controlling interests 19d 992 1,043 772 Earnings per share - basic 25 Common 4.05 3.70 2.98 Preferred 4.05 3.70 2.98 Earnings per share - diluted 25 Common 4.01 3.68 2.96 Preferred 4.01 3.68 2.96 Weighted average number of outstanding shares - basic 25 Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,459,926,630 5,472,801,129 5,482,580,990 Weighted average number of outstanding shares - diluted 25 Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,571,684,620 5,552,704,085 5,549,980,489 The accompanying notes are an integral part of these consolidated financial statements.

F - 4 Itaú Unibanco Holding S.A. Consolidated Statement of Comprehensive Income (In millions of reais) Note 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Net income / (loss) 45,849 42,128 33,877 Financial assets at fair value through other comprehensive income 8 980 (2,015) 4,681 Change in fair value (3,259) (7,030) 5,443 Tax effect 1,463 2,867 (1,105) (Gains) / losses transferred to income 5,047 3,905 624 Tax effect (2,271) (1,757) (281) Hedge 1,002 (2,156) 684 Cash flow hedge 7 197 (488) 236 Change in fair value 361 (941) 457 Tax effect (164) 453 (221) Hedge of net investment in foreign operation 7 805 (1,668) 448 Change in fair value 2,854 (3,207) 848 Tax effect (2,049) 1,539 (400) Insurance contracts and private pension 938 470 (710) Change in discount rate 1,390 976 (1,192) Tax effect (452) (506) 482 Remeasurements of liabilities for post-employment benefits (1) (5) (115) (324) Remeasurements 26 (8) (205) (584) Tax effect 3 90 260 Foreign exchange variation in foreign investments (3,008) 8,552 (327) Other comprehensive income of non-controlling interests 22 867 (924) Total other comprehensive income (71) 5,603 3,080 Total comprehensive income 45,778 47,731 36,957 Comprehensive income attributable to the owners of the parent company 44,764 45,821 37,109 Comprehensive income attributable to non-controlling interests 1,014 1,910 (152) 1) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Attributed to owners of the parent company												
							Other comprehensive income							
		Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Financial assets at fair value through other comprehensive income [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2023		**90,729**	**(71)**	**2,480**	**86,209**	**-**	**(5,984)**	**796**	**(1,520)**	**3,505**	**(8,427)**	**167,717**	**9,390**	**177,107**
Transactions with owners		**-**	**60**	**140**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**200**	**-**	**200**
Acquisition of treasury shares	19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans		-	-	142	-	-	-	-	-	-	-	142	-	142
Dividends		-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital		-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital		-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization	2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other		-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income		**-**	**-**	**-**	**-**	**33,105**	**4,681**	**(710)**	**(324)**	**(327)**	**684**	**37,109**	**(152)**	**36,957**
Net income		-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period		-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	(924)	3,080
Appropriations:														
Legal reserve		-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total - 12/31/2023	**19**	**90,729**	**(11)**	**2,620**	**104,465**	**-**	**(1,303)**	**86**	**(1,844)**	**3,178**	**(7,743)**	**190,177**	**8,873**	**199,050**
Change in the period		**-**	**60**	**140**	**18,256**	**-**	**4,681**	**(710)**	**(324)**	**(327)**	**684**	**22,460**	**(517)**	**21,943**
Total - 01/01/2024		**90,729**	**(11)**	**2,620**	**104,465**	**-**	**(1,303)**	**86**	**(1,844)**	**3,178**	**(7,743)**	**190,177**	**8,873**	**199,050**
Transactions with owners		**-**	**(898)**	**112**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(786)**	**-**	**(786)**
Acquisition of treasury shares	19, 20	-	(1,775)	-	-	-	-	-	-	-	-	(1,775)	-	(1,775)
Result of delivery of treasury shares	19, 20	-	877	(17)	-	-	-	-	-	-	-	860	-	860
Recognition of share-based payment plans		-	-	129	-	-	-	-	-	-	-	129	-	129
Dividends		-	-	-	12,229	(12,229)	-	-	-	-	-	-	(589)	(589)
Interest on capital		-	-	-	3,260	(15,875)	-	-	-	-	-	(12,615)	-	(12,615)
Dividends / Interest on capital - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	32	-	-	-	-	-	32	-	32
Corporate reorganization	2c I, 3	-	-	-	(359)	-	-	-	-	-	-	(359)	-	(359)
Other		-	-	-	(180)	-	-	-	-	-	-	(180)	-	(180)
Total comprehensive income		**-**	**-**	**-**	**-**	**41,085**	**(2,015)**	**470**	**(115)**	**8,552**	**(2,156)**	**45,821**	**1,910**	**47,731**
Net income		-	-	-	-	41,085	-	-	-	-	-	41,085	1,043	42,128
Other comprehensive income for the period		-	-	-	-	-	(2,015)	470	(115)	8,552	(2,156)	4,736	867	5,603
Appropriations:														
Legal reserve		-	-	-	1,406	(1,406)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	11,607	(11,607)	-	-	-	-	-	-	-	-
Total - 12/31/2024	**19**	**90,729**	**(909)**	**2,732**	**121,428**	**-**	**(3,318)**	**556**	**(1,959)**	**11,730**	**(9,899)**	**211,090**	**10,194**	**221,284**
Change in the period		**-**	**(898)**	**112**	**16,963**	**-**	**(2,015)**	**470**	**(115)**	**8,552**	**(2,156)**	**20,913**	**1,321**	**22,234**
Total - 01/01/2025		**90,729**	**(909)**	**2,732**	**121,428**	**-**	**(3,318)**	**556**	**(1,959)**	**11,730**	**(9,899)**	**211,090**	**10,194**	**221,284**
Transactions with owners		**46,181**	**896**	**144**	**(49,181)**	**-**	**-**	**-**	**-**	**-**	**-**	**(1,960)**	**-**	**(1,960)**
Acquisition of treasury shares	19, 20	-	(3,085)	-	-	-	-	-	-	-	-	(3,085)	-	(3,085)
Cancellation of treasury shares	19, 20	-	3,000	-	(3,000)	-	-	-	-	-	-	-	-	-
Result of delivery of treasury shares	19, 20	-	981	(10)	-	-	-	-	-	-	-	971	-	971
Recognition of share-based payment plans		-	-	154	-	-	-	-	-	-	-	154	-	154
Capitalization by reserves		46,181	-	-	(46,181)	-	-	-	-	-	-	-	-	-
Dividends		-	-	-	-	(20,000)	-	-	-	-	-	(20,000)	(633)	(20,633)
Interest on capital		-	-	-	-	(13,704)	-	-	-	-	-	(13,704)	-	(13,704)
Dividends / Interest on capital - declared after previous period		-	-	-	(15,489)	-	-	-	-	-	-	(15,489)	-	(15,489)
Unclaimed dividends and Interest on capital		-	-	-	-	38	-	-	-	-	-	38	-	38
Corporate reorganization	2c I, 3	-	-	-	(5)	-	-	-	-	-	-	(5)	-	(5)
Other		-	-	-	(233)	-	-	-	-	-	-	(233)	-	(233)
Total comprehensive income		**-**	**-**	**-**	**-**	**44,857**	**980**	**938**	**(5)**	**(3,008)**	**1,002**	**44,764**	**1,014**	**45,778**
Net income		-	-	-	-	44,857	-	-	-	-	-	44,857	992	45,849
Other comprehensive income for the period		-	-	-	-	-	980	938	(5)	(3,008)	1,002	(93)	22	(71)
Appropriations:														
Legal reserve		-	-	-	2,283	(2,283)	-	-	-	-	-	-	-	-
Statutory reserve		-	-	-	8,908	(8,908)	-	-	-	-	-	-	-	-
Total - 12/31/2025	**19**	**136,910**	**(13)**	**2,876**	**67,711**	**-**	**(2,338)**	**1,494**	**(1,964)**	**8,722**	**(8,897)**	**204,501**	**10,575**	**215,076**
Change in the period		**46,181**	**896**	**144**	**(53,717)**	**-**	**980**	**938**	**(5)**	**(3,008)**	**1,002**	**(6,589)**	**381**	**(6,208)**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

2) Includes cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Adjusted net income		**88,303**	**38,186**	**91,638**
Net income		45,849	42,128	33,877
Adjustments to net income:		**42,454**	**(3,942)**	**57,761**
Share-based payment		178	217	200
Effects of changes in exchange rates on cash and cash equivalents		3,791	(8,404)	11,529
Expected credit loss with financial assets		28,833	32,311	30,445
Income from interest and foreign exchange variation from operations with subordinated debt		4,386	(1,794)	2,948
Financial income from insurance contracts and private pension	27	42,150	23,679	28,585
Depreciation and amortization		7,386	6,440	5,652
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		1,622	1,180	799
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		3,633	5,077	4,418
Revenue from update / charges on deposits in guarantee		(957)	(775)	(913)
Deferred taxes (excluding hedge tax effects)	24b	1,022	2,689	2,130
Income from share in the net income of associates and joint ventures and other investments		(1,417)	(1,047)	(920)
Income from financial assets at fair value through other comprehensive income		5,047	3,905	612
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(12,948)	(45,778)	(20,133)
Income from interest and foreign exchange variation of financial assets at amortized cost		(39,094)	(19,995)	(7,697)
Income from sale of investments and fixed assets		(331)	(395)	1,255
Other	23	(847)	(1,252)	(1,149)
Change in assets and liabilities		**(53,837)**	**(31,117)**	**(14,145)**
(Increase) / decrease in assets				
Interbank deposits		37,343	(14,419)	4,583
Securities purchased under agreements to resell		(77,373)	(9,800)	3,137
Central Bank of Brazil deposits		(6,577)	(15,294)	(29,656)
Loan and lease operations		(91,605)	(146,210)	(34,191)
Derivatives (assets / liabilities)		4,385	(6,406)	(745)
Financial assets at fair value through profit or loss		(68,631)	(48,391)	(126,653)
Other financial assets		(27,839)	(8,500)	(16,853)
Tax assets		(1,823)	(2,964)	(2,819)
Other assets		(5,423)	(3,128)	(6,606)
(Decrease) / increase in liabilities				
Deposits		59,741	103,389	79,914
Securities sold under repurchase agreements		45,820	26,001	69,346
Funds from interbank markets		33,876	43,649	34,058
Funds from institutional markets		10,724	22,409	(1,928)
Other financial liabilities		50,126	10,603	15,114
Financial liabilities at fair value throught profit or loss		(260)	21	233
Insurance contracts and private pension		5,142	12,144	9,125
Provisions		(7,567)	380	1,165
Tax liabilities		11,626	980	3,234
Other liabilities		(15,800)	13,892	(6,523)
Payment of income tax and social contribution		(9,722)	(9,473)	(8,080)
Net cash from / (used in) operating activities		**34,466**	**7,069**	**77,493**
Dividends / Interest on capital received from investments in associates and joint ventures		612	450	583
(Purchase) / Funds from the sale of financial assets at fair value through other comprehensive income		(13,292)	60,204	18,219
(Purchase) / Redemptions of financial assets at amortized cost		39,257	(46,811)	(40,087)
(Purchase) / Sale of investments in associates and joint ventures		(22)	(352)	(1,081)
(Purchase) / Sale of fixed assets		(1,176)	(1,258)	(3,622)
(Purchase) / Sale and Termination of intangible asset agreements	14	(5,939)	(5,265)	(5,242)
Net cash from / (used in) investment activities		**19,440**	**6,968**	**(31,230)**
Raising of subordinated debt obligations		12,401	7,860	2,170
Redemption of subordinated debt obligations		(13,864)	(7,519)	(12,981)
Change in non-controlling interests stockholders		22	867	(923)
Acquisition of treasury shares		(3,085)	(1,775)	(689)
Result of delivery of treasury shares		947	772	689
Dividends / interest on capital paid to non-controlling interests		(633)	(589)	(366)
Dividends / interest on capital paid		(48,299)	(21,314)	(10,348)
Net cash from / (used in) financing activities		**(52,511)**	**(21,698)**	**(22,448)**
Net increase / (decrease) in cash and cash equivalents	**2c III**	**1,395**	**(7,661)**	**23,815**
Cash and cash equivalents at the beginning of the period		117,286	116,543	104,257
Effect of changes in exchange rates on cash and cash equivalents		(3,791)	8,404	(11,529)
Cash and cash equivalents at the end of the period		**114,890**	**117,286**	**116,543**
Cash		37,144	36,127	32,001
Interbank deposits		46,694	10,087	8,582
Securities purchased under agreements to resell - Collateral held		31,052	71,072	75,960
Additional information on cash flow (Mainly operating activities)				
Interest received		219,617	219,741	208,243
Interest paid		194,597	131,096	115,518
Non-cash transactions				
Dividends and interest on capital declared and not yet paid		4,403	5,436	4,799

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

F - 7 Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 12/31/2025 and 12/31/2024 for balance sheet accounts and from 01/01 to 12/31 of 2025, 2024 and 2023 for the statement of income (In millions of reais, except when indicated) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These Consolidated Financial Statements were approved by the Board of Directors on February 04, 2026. Note 2 - Material accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”). ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

F - 8 b) Changes in new accounting standards and interpretations of existing standards I - Applicable for period ended December 31, 2025 There were no new accounting standards for the current period for ITAÚ UNIBANCO HOLDING. II - Applicable for future periods • IFRS 18 - Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income. These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective. • IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures: The mainly address the following topics: additional guidance on the assessment of "sole payments of principal and interest" (SPPI Test) for financial assets and date of recognition and write-off of financial instruments. The amendments are effective for years starting on January 1st, 2026. ITAÚ UNIBANCO HOLDING, according to its best estimates, considers that the changes will have a positive effect of approximately 0.6% in Stockholders’ Equity, net of taxes. c) Accounting policies, critical estimates and material judgments This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments. I - Consolidation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis. The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2025	12/31/2024	12/31/2025	12/31/2024
In Brazil							
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	53.88%	50.00%	53.88%	50.00%
Hipercard Banco Múltiplo S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.
2) Company merged by Itaú Unibanco Holding S.A. at 01/31/2025.

F - 9

F - 10 I.I - Business combinations When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity. Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity. I.II - Capital transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' Equity. II - Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates. Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income. For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity. III - Cash and cash equivalents They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held). IV - Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value on the trading date. Financial assets are written off, on the trading date, if: • the contractual rights to the cash flows of the financial asset expire. • there are no reasonable expectations of its recovery. In this case, the write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries are accounted for as revenue in as a counterpart to asset. • ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset. The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

F - 11 When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income. During the period, ITAÚ UNIBANCO HOLDING updated the estimates of expected credit loss and write-off of financial assets. This change in the estimate resulted in the reduction of the period for the write-off of financial assets, which up to 31 December 2024 was up to 24 months. The change in the accounting estimate generated an impact of R$ (2,756) (R$ (1,453) net of taxes), recognized in income in 2025. Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation. IV.I Classification of financial assets Financial assets are classified and subsequently measured in the following categories: • Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss. The category depends on the business model under which the financial assets are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch. Business models: are established according to the objectives of the business areas, considering the risks that affect their performance of the business model; how it is assessed and reported to Management and how the managers of the business are compensated. SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet the SPPI Test and it's classified in the category Fair value through profit or loss. Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing. Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at Fair value through profit or loss. In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at Fair value through profit or loss.

F - 12 Equity instruments: the shares and quotas are classified at Fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at Fair value through other comprehensive income. IV.II - Classification of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives. • Credit commitments and Credits to be released. • Financial guarantees: measured at the higher amount between (i) the provision for expected credit loss; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term. • Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan. IV.III - Subsequent measurement of financial instruments Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process: Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques. The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities. The portion of the fair value variation resulting from changes in ITAÚ UNIBANCO HOLDING own credit risk is recognized in income for derivative financial liabilities, and in other comprehensive income when it is a financial liability designated at fair value through profit or loss, both amounts net of tax effects. To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and income of financial assets and liabilities at fair value through profit or loss.

F - 13 For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument. The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows. The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded. The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methodologies adopted are appropriate and consistent with other market participants. The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28. Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss. Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts. ITAÚ UNIBANCO HOLDING classifies financial instruments as non-performing if the payment of the principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis. Expected credit loss: ITAÚ UNIBANCO HOLDING assesses the expected credit loss associated with financial assets measured at amortized cost and through other comprehensive income, credit commitments, credits to be released and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk. • Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly. • Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly. • Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets). The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected credit loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions considered to estimate the expected credit loss are:

F - 14 • Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level. The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. • Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options. • Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected credit loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require. The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios. IV.IV - Derivatives and use of hedge accouting Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Accounting Hedge: the risk management conducted with derivatives and non-derivatives may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements. ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7. At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities. To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

F - 15 The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment. • Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income. To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability. If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. • Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income. To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method. In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income. • Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income. If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income. To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method. V - Other non-financial assets Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others. Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period. Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value. ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

F - 16 VI - Investments in associates and joint ventures Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest. Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest. Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method. VII - Lease operations (Lessee) To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due. To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be. The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal. VIII - Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year. The main judgements are about the definition of the residual values and useful life of assets. IX - Goodwill and lntangible assets Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized. Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls. Intangible assets are measured at amortized cost in the initial recognition and amortized using the straight-line method over their estimated useful lives. X - Impairment of non-financial assets The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

F - 17 To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario. Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium. The assessment of recoverable amount reflects Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be. The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows. XI - Insurance contracts and private pension To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts: • Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable. • Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period. • Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs. The initial recognition of groups of insurance contracts and private pension is performed by the total of: • Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future. • Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk. The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

F - 18 • Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight- line basis over the term of the contract. • Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk. Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase). For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period. The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING. The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach). Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product. Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group. Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

F - 19 The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors. XII - Provisions, contingent assets and contingent liabilities Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements. Provisions and contingent liabilities are estimated in a mass or individualized basis: • Mass lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered. • Individual lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due. Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force. Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income. The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount. Information on provisions and contingencies for legal proceedings are detailed in Note 29. XIII - Income tax and social contribution The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future. The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

F - 20 The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts. The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used. ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING. The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the period in which they are enacted. In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty. XIV - Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities. The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING. Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations. Annual remeasurements of the plans are recognized under Stockholders’ Equity, in Other Comprehensive Income. The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate. XV - Share-based payments Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments. In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan. The plans are settled with shares and are made up of variable compensation programs in shares and partner program. XVI - Treasury shares The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price. The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

F - 21 XVII - Capital compensation ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements. Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards. Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Dividends and interest on capital are presented in Note 19. XVIII - Commissions and banking fees Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract. Service revenues related to credit cards, debit, current account, payments and collections and economic, financial and brokerage advisory are recognized when said services are provided. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided. Note 3 - Business development Zup I.T. Serviços em Tecnologia e Inovação S.A. On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING. In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%. In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312. The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024. Avenue Holding Cayman Ltd On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase occurs in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, ITAÚ UNIBANCO HOLDING acquired additional ownership equivalent to control with 50.1% of AVENUE’s capital (Note 34). After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 33.6% in AVENUE's capital. In addition, in July 2025, new shares were issued, resulting in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 32.9%.

Note 4 - Interbank deposits and securities purchased under agreements to resell

The accounting policy on Interbank deposits and securities purchased under agreements to resell is presented in Note 2c IV.

	12/31/2025	12/31/2024
	Amortized Cost	Amortized Cost
Securities purchased under agreements to resell	**280,595**	**243,220**
Collateral held	39,562	78,199
Collateral repledge	162,795	117,108
Assets received as collateral with right to sell or repledge	55,300	7,223
Assets received as collateral without right to sell or repledge	107,495	109,885
Collateral sold	78,238	47,913
Interbank deposits	**66,195**	**66,931**
(Provision for expected credit loss)	**(29)**	**(7)**
Total	**346,761**	**310,144**
Current	**339,703**	**296,071**
Non-current	**7,058**	**14,073**

Interbank deposits and securities purchased under agreements to resell are classified in stage 1.

Note 5 - Securities at fair value through profit or loss (FVPL)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2025			12/31/2024		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	**402,880**	**(6)**	**402,874**	**372,751**	**(5,201)**	**367,550**
Brazil	396,394	64	**396,458**	366,857	(5,161)	**361,696**
Latin America	6,085	(70)	**6,015**	4,404	(23)	**4,381**
Abroad	401	-	**401**	1,490	(17)	**1,473**
Corporate securities	**147,915**	**(2,540)**	**145,375**	**133,587**	**(4,295)**	**129,292**
Rural product note	634	2	**636**	972	(31)	**941**
Bank deposit certificates	1,108	-	**1,108**	450	-	**450**
Real estate receivables certificates	2,134	(88)	**2,046**	1,754	(100)	**1,654**
Debentures	100,376	(2,470)	**97,906**	91,544	(4,402)	**87,142**
Eurobonds and other	3,093	5	**3,098**	2,017	(26)	**1,991**
Financial bills	37,341	4	**37,345**	33,062	9	**33,071**
Promissory and commercial notes	1,177	(3)	**1,174**	1,214	2	**1,216**
Other	2,052	10	2,062	2,574	253	2,827
Shares	**24,824**	**351**	**25,175**	**27,860**	**(1,980)**	**25,880**
Investment funds	**39,940**	**(95)**	**39,845**	**37,642**	**(539)**	**37,103**
Total	**615,559**	**(2,290)**	**613,269**	**571,840**	**(12,015)**	**559,825**
Government securities (Designated at FVPL)	15,471	34	15,505	313	5	318
Fair value	**631,030**	**(2,256)**	**628,774**	**572,153**	**(12,010)**	**560,143**

The securities pledged as Guarantee of funding transactions with financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 86,481 (R$ 108,595 at 12/31/2024), b) Government securities - Latin America R$ 313 (R$ 2,539 at 12/31/2024), c) Government securities - Abroad R$ 0 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 139 (R$ 11,775 at 12/31/2024), totaling R$ 86,933 (R$ 122,909 at 12/31/2024).

F - 22

Securities at FVPL, by maturity:

	12/31/2025		12/31/2024	
	Gross book value	Fair value	Gross book value	Fair value
Current	**150,736**	**150,847**	**135,385**	**133,168**
Non-stated maturity	52,476	52,718	48,007	45,488
Up to one year	98,260	98,129	87,378	87,680
Non-current	**480,294**	**477,927**	**436,768**	**426,975**
From one to five years	356,739	356,539	337,439	332,313
From five to ten years	94,449	93,757	64,604	62,659
After ten years	29,106	27,631	34,725	32,003
Total	**631,030**	**628,774**	**572,153**	**560,143**

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 335,480 (R$ 287,919 at 12/31/2024) that belong to investment funds which are wholly owned by Itaú Vida e Previdência S.A. The return on those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

Note 6 - Derivatives

The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING trades in derivatives with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.

Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.

Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.

Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a notional principal amount.

Credit derivatives - They are financial instruments which aim is to transfer credit risk:

- **Credit default swap (CDS):** They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.

- **Total return swap (TRS):** They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.

Further information on parameters used to manage risks may be found in Note 32.

F - 23

a) Derivatives by maturity date and counterparty

By notional amount	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	499,584	56,115	1,452,351	686,500	237,606	2,751	1,081	2,935,988	1,666,491
31 - 90	224,069	34,281	833,624	515,001	155,756	-	388	1,763,119	649,948
91 - 365	240,613	61,371	4,419,485	1,222,548	281,022	50,417	635	6,276,091	2,404,815
366 - 720	140,341	12,554	74,601	773,310	73,963	17,752	2,183	1,094,704	763,763
Over 720 days	212,304	6,037	44,141	1,406,264	45,741	44,352	6,890	1,765,729	1,310,429
Total	**1,316,911**	**170,358**	**6,824,202**	**4,603,623**	**794,088**	**115,272**	**11,177**	**13,835,631**	**6,795,446**
Total 12/31/2024	**868,983**	**5,273**	**2,325,428**	**2,844,414**	**632,408**	**100,812**	**18,128**	**6,795,446**	
Counterparties									
Stock exchange	1,316,883	9,855	6,694,178	2,631,330	143,224	48,710	106	10,844,286	3,452,914
Over-the-counter market	28	160,503	130,024	1,972,293	650,864	66,562	11,071	2,991,345	3,342,532
Financial institutions	28	118,102	81,893	1,593,922	397,802	66,562	7,026	2,265,335	2,766,467
Companies	-	42,356	44,662	341,383	250,286	-	4,045	682,732	541,300
Individuals	-	45	3,469	36,988	2,776	-	-	43,278	34,765
Total	**1,316,911**	**170,358**	**6,824,202**	**4,603,623**	**794,088**	**115,272**	**11,177**	**13,835,631**	**6,795,446**
Total 12/31/2024	**868,983**	**5,273**	**2,325,428**	**2,844,414**	**632,408**	**100,812**	**18,128**	**6,795,446**	

By fair value - assets	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	2,037	1,388	4,885	2,223	198	570	11,301	15,232
31 - 90	-	414	1,264	1,264	1,719	-	1	4,662	6,405
91 - 365	-	1,462	3,895	4,826	3,153	57	6	13,399	19,804
366 - 720	-	543	1,864	9,371	749	97	17	12,641	11,330
Over 720 days	-	151	3,315	26,838	507	263	307	31,381	39,668
Total	**-**	**4,607**	**11,726**	**47,184**	**8,351**	**615**	**901**	**73,384**	**92,439**
Total 12/31/2024	**-**	**1,739**	**21,170**	**55,428**	**12,207**	**633**	**1,262**	**92,439**	
Counterparties									
Stock exchange	-	420	7,995	20,217	1,137	163	590	30,522	48,562
Over-the-counter market	-	4,187	3,731	26,967	7,214	452	311	42,862	43,877
Financial institutions	-	3,075	2,153	18,975	4,153	452	294	29,102	23,262
Companies	-	1,111	1,500	7,312	3,007	-	17	12,947	1,076
Individuals	-	1	78	680	54	-	-	813	19,539
Total	**-**	**4,607**	**11,726**	**47,184**	**8,351**	**615**	**901**	**73,384**	**92,439**
Total 12/31/2024	**-**	**1,739**	**21,170**	**55,428**	**12,207**	**633**	**1,262**	**92,439**	

By fair value - liabilities	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Maturity ranges									
0 - 30	-	(3,203)	(513)	(5,078)	(2,574)	-	(40)	(11,408)	(10,775)
31 - 90	-	(621)	(895)	(1,397)	(1,500)	-	(1)	(4,414)	(7,206)
91 - 365	-	(412)	(3,056)	(4,865)	(4,399)	(4)	(37)	(12,773)	(22,599)
366 - 720	-	(119)	(1,496)	(8,601)	(1,749)	(52)	(6)	(12,023)	(12,566)
Over 720 days	-	(26)	(2,442)	(25,512)	(707)	(311)	(144)	(29,142)	(32,267)
Total	**-**	**(4,381)**	**(8,402)**	**(45,453)**	**(10,929)**	**(367)**	**(228)**	**(69,760)**	**(85,413)**
Total 12/31/2024	**-**	**(1,450)**	**(20,588)**	**(51,394)**	**(10,761)**	**(795)**	**(425)**	**(85,413)**	
Counterparties									
Stock exchange	-	(6)	(3,920)	(20,200)	(1,556)	(184)	(63)	(25,929)	(47,800)
Over-the-counter market	-	(4,375)	(4,482)	(25,253)	(9,373)	(183)	(165)	(43,831)	(37,613)
Financial institutions	-	(3,285)	(2,271)	(16,909)	(4,318)	(183)	(97)	(27,063)	(20,154)
Companies	-	(1,047)	(2,171)	(5,759)	(4,996)	-	(68)	(14,041)	(1,713)
Individuals	-	(43)	(40)	(2,585)	(59)	-	-	(2,727)	(15,746)
Total	**-**	**(4,381)**	**(8,402)**	**(45,453)**	**(10,929)**	**(367)**	**(228)**	**(69,760)**	**(85,413)**
Total 12/31/2024	**-**	**(1,450)**	**(20,588)**	**(51,394)**	**(10,761)**	**(795)**	**(425)**	**(85,413)**	

Own credit risk (DVA) was R$ 19 (R$ 0 at 12/31/2024) and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 22,662 (R$ 24,254 at 12/31/2024), composed basically of cash, shares and government securities.

F - 24

b) Derivatives by index

	12/31/2025								12/31/2024
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total	Total
Shares									
Notional amount	15,858	432	2,109,456	2,177	2	6,616	2,727	**2,137,268**	**305,589**
Fair value - asset	-	418	7,246	556	-	131	6	**8,357**	**15,315**
Fair value - liability	-	-	(5,163)	(978)	-	(104)	(27)	**(6,272)**	**(13,359)**
Commodities									
Notional amount	16,204	17	15,938	49	10,404	2	774	**43,388**	**29,270**
Fair value - asset	-	17	1,274	-	253	-	20	**1,564**	**702**
Fair value - liability	-	(15)	(526)	(100)	(442)	-	(20)	**(1,103)**	**(692)**
Interest									
Notional amount	1,229,994	2,202	4,538,681	4,568,007	-	108,642	7,432	**10,454,958**	**5,335,062**
Fair value - asset	-	2,233	1,073	45,302	-	484	321	**49,413**	**47,801**
Fair value - liability	-	(2,203)	(673)	(43,777)	-	(263)	(147)	**(47,063)**	**(42,608)**
Foreign currency									
Notional amount	54,855	167,707	160,127	33,390	783,682	12	244	**1,200,017**	**1,125,525**
Fair value - asset	-	1,939	2,133	1,326	8,098	-	554	**14,050**	**28,621**
Fair value - liability	-	(2,163)	(2,040)	(598)	(10,487)	-	(34)	**(15,322)**	**(28,754)**

c) Credit derivatives

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	12/31/2025				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	34,561	1,482	13,844	16,210	3,025
TRS	52,573	50,904	1,669	-	-
Total by instrument	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**
By risk rating					
Investment grade	9,500	299	2,402	6,675	124
Below investment grade	77,634	52,087	13,111	9,535	2,901
Total by risk	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**
By reference entity					
Brazilian government	74,760	51,550	11,757	8,806	2,647
Governments – abroad	470	6	225	237	2
Private entities	11,904	830	3,531	7,167	376
Total by entity	**87,134**	**52,386**	**15,513**	**16,210**	**3,025**

	12/31/2024				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	37,066	6,463	11,940	18,192	471
TRS	36,037	36,037	-	-	-
Total by instrument	**73,103**	**42,500**	**11,940**	**18,192**	**471**
By risk rating					
Investment grade	10,014	1,222	1,544	7,153	95
Below investment grade	63,089	41,278	10,396	11,039	376
Total by risk	**73,103**	**42,500**	**11,940**	**18,192**	**471**
By reference entity					
Brazilian government	59,799	40,664	8,678	10,284	173
Governments – abroad	411	78	141	192	-
Private entities	12,893	1,758	3,121	7,716	298
Total by entity	**73,103**	**42,500**	**11,940**	**18,192**	**471**

F - 25

F - 26 12/31/2025 Received risk Transferred risk Net risk Credit derivatives CDS (34,561) 28,138 (6,423) TRS (52,573) - (52,573) Total (87,134) 28,138 (58,996) 12/31/2024 Received risk Transferred risk Net risk Credit derivatives CDS (37,066) 27,708 (9,358) TRS (36,037) - (36,037) Total (73,103) 27,708 (45,395)

d) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2025					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,595	-	280,595	(91)	-	280,504
Derivatives	73,384	-	73,384	(25,593)	(99)	47,692

	12/31/2024					
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	243,219	-	243,219	(11,648)	-	231,571
Derivatives	92,439	-	92,439	(637)	(367)	91,435

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2025					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	434,607	-	434,607	(5,479)	-	429,128
Derivatives	69,760	-	69,760	(25,593)	-	44,167

	12/31/2024					
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	388,787	-	388,787	(309,008)	-	79,779
Derivatives	85,413	-	85,413	(637)	-	84,776

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

F - 27

F - 28 Note 7 - Hedge accounting The accounting policy on Hedge accounting is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration. In hedge accounting, the groups of risk factors comprise: • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are presented in Note 32. To protect cash flows and fair value of instruments designated as hedged items, derivatives and financial assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Summaries by instrument and hedge item, nominal amount and maturity

	12/31/2025			12/31/2024		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value	Notional amount	Fair value adjustment	Gross book value
Cash flow hedge	**240,699**	**(112)**	**240,803**	**236,045**	**(91)**	**242,931**
Hedge of assets transactions	2,609	-	2,590	1,966	(10)	2,420
Hedge of asset-backed securities under repurchase agreements	14,039	-	14,459	63,261	(123)	66,795
Hedge of assets denominated in Chilean unit of account	83,462	(126)	83,462	39,894	(159)	39,842
Hedge of loan operations	20,950	78	20,950	10,910	54	10,955
Hedge of deposits and repurchase agreements	85,676	-	85,403	107,677	76	110,405
Hedge of funding	32,753	(63)	32,753	10,900	82	10,908
Hedge of highly probable forecast transactions (1)	1,210	(1)	1,186	1,437	(11)	1,606
Hedge of net investment in foreign operations	**29,033**	**41**	**27,551**	**19,363**	**4,572**	**23,701**
Hedge of net investment in foreign operations	29,033	41	27,551	19,363	4,572	23,701
Fair value hedge	**144,699**	**(1,297)**	**144,448**	**101,443**	**837**	**101,020**
Hedge of securities at amortized cost	55,573	(1,410)	55,761	2,186	(49)	2,186
Hedge of securities at fair value through other comprehensive income	15,422	86	15,070	36,557	847	36,341
Hedge of loan operations	34,599	71	34,599	37,116	333	37,116
Hedge of funding	39,075	(44)	38,990	25,287	(294)	25,287
Hedge of firm commitments (1)	30	-	28	297	-	90
Total	**414,431**	**(1,368)**	**412,802**	**356,851**	**5,318**	**367,652**

1) Refer to amounts designated to registered hedge items Off-balance sheet.

F - 29

	12/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**151,954**	**40,224**	**17,515**	**11,116**	**13,883**	**6,007**	**-**	**240,699**
Hedge of assets transactions	-	-	2,068	-	541	-	-	2,609
Hedge of asset-backed securities under repurchase agreements	-	-	8,132	5,907	-	-	-	14,039
Hedge assets denominated in Chilean unit of account	73,095	10,367	-	-	-	-	-	83,462
Hedge of loan operations	11,276	2,029	804	1,647	5,194	-	-	20,950
Hedge of deposits and repurchase agreements	51,197	20,191	3,579	2,835	2,032	5,842	-	85,676
Hedge of funding	15,176	7,637	2,932	727	6,116	165	-	32,753
Hedge of highly probable forecast transactions (1)	1,210	-	-	-	-	-	-	1,210
Hedge of net investment in foreign operations	**29,033**	**-**	**-**	**-**	**-**	**-**	**-**	**29,033**
Hedge of net investment in foreign operations (2)	29,033	-	-	-	-	-	-	29,033
Fair value hedge	**55,652**	**24,255**	**25,370**	**12,385**	**7,832**	**15,579**	**3,626**	**144,699**
Hedge of securities at amortized cost	8,937	7,939	14,342	4,766	3,906	13,668	2,015	55,573
Hedge of securities at fair value through other comprehensive income	11,438	130	1,390	98	728	688	950	15,422
Hedge of loan operations	13,600	7,890	5,988	4,507	1,411	882	321	34,599
Hedge of funding	21,647	8,296	3,650	3,014	1,787	341	340	39,075
Hedge of firm commitments (1)	30	-	-	-	-	-	-	30
Total	**236,639**	**64,479**	**42,885**	**23,501**	**21,715**	**21,586**	**3,626**	**414,431**

	12/31/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**125,198**	**68,069**	**28,155**	**8,754**	**4,980**	**889**	**-**	**236,045**
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge assets denominated in Chilean unit of account	16,801	23,093	-	-	-	-	-	39,894
Hedge of loan operations	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of deposits and repurchase agreements	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of funding	9,404	504	-	126	415	451	-	10,900
Hedge of highly probable forecast transactions (1)	1,437	-	-	-	-	-	-	1,437
Hedge of net investment in foreign operations	**19,363**	**-**	**-**	**-**	**-**	**-**	**-**	**19,363**
Hedge of net investment in foreign operations (2)	19,363	-	-	-	-	-	-	19,363
Fair value hedge	**33,722**	**24,659**	**10,366**	**10,274**	**9,987**	**10,226**	**2,209**	**101,443**
Hedge of securities at amortized cost	1,091	1,095	-	-	-	-	-	2,186
Hedge of securities at fair value through other comprehensive income	11,165	7,544	3,741	4,384	2,965	5,251	1,507	36,557
Hedge of loan operations	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of funding	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of firm commitments (1)	297	-	-	-	-	-	-	297
Total	**178,283**	**92,728**	**38,521**	**19,028**	**14,967**	**11,115**	**2,209**	**356,851**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.

2) Classified as current, since instruments are frequently renewed.

F - 30

F - 31 b) Cash flow hedge Strategies are used to manage the variation: • In the cash flow of interest payment by using futures contracts: Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic); Hedge of time deposits and repurchase agreements (DI). • In the cash flow of interest payment by using swap contracts: Hedge of assets denominated in Chilean unit of account (UF); Hedge of loan operations (Monetary policy rate - TPM); Hedge of funding (TPM). • In the amount of the commitments assumed, caused by variation in the exchange rates: Hedge of highly probable forecast transactions (foreign currency), not recognized in the balance sheet.

Strategies	Heading	12/31/2025					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loan and lease operations and Securities	2,590	-	9	(5)	2,609	9
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	14,459	-	(186)	(875)	14,039	(187)
Hedge of assets denominated in Chilean unit of account	Securities	83,462	-	57	56	83,462	57
Hedge of loan operations	Loan and lease operations	20,950	-	54	106	20,950	55
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	85,403	(273)	(8)	85,676	(273)
Hedge of funding	Deposits	-	30,935	(41)	(65)	30,935	(41)
Foreign exchange risk							
Hedge of funding	Deposits	-	1,818	28	28	1,818	28
Hedge of highly probable forecast transactions (1)		200	986	20	205	1,210	20
Total		**121,661**	**119,142**	**(332)**	**(558)**	**240,699**	**(332)**

Strategies	Heading	12/31/2024					
		Hedged item		Hedge instrument			
		Book value		Variation in value recognized in other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of assets transactions	Loan and lease operations and Securities	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of assets denominated in Chilean unit of account	Securities	39,842	-	(54)	(54)	39,894	(54)
Hedge of loan operations	Loan and lease operations	10,955	-	44	59	10,910	44
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell and Deposits	-	110,405	2,672	2,672	107,677	2,728
Hedge of funding	Deposits	-	9,732	3	(61)	9,735	3
Foreign exchange risk							
Hedge of funding	Deposits	-	1,176	(11)	(11)	1,165	(11)
Hedge of highly probable forecast transactions (1)		-	1,606	(193)	(90)	1,437	(193)
Total		**120,012**	**122,919**	**(1,122)**	**(1,069)**	**236,045**	**(1,066)**

1) Refer to amounts designated to registered hedge items Off-Balance sheet.

Hedges of asset transactions, asset-backed securities under repurchase agreements and deposits and repurchase agreements to resell are portfolio strategies.

F - 32

F - 33 Hedge instruments 12/31/2025 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to income Assets Liabilities Interest rate risk Futures 102,324 - - (450) (450) - (152) Forward 72,802 - 110 50 50 - (29) Swaps 62,545 141 69 21 21 - 18 Foreign exchange risk Futures 834 - - 23 23 - (2) Forward 2,194 - 74 24 24 - - Total 240,699 141 253 (332) (332) - (165) Hedge instruments 12/31/2024 Notional amount Book value (1) Variations in fair value used to calculate hedge ineffectiveness Variation in value recognized in other comprehensive income Hedge ineffectiveness recognized in income Amount reclassified from cash flow hedge reserve to income Assets Liabilities Interest rate risk Futures 172,904 76 133 (855) (911) 56 (285) Forward 33,218 - 132 (45) (45) - - Swaps 27,321 106 31 38 38 - (59) Foreign exchange risk Futures 1,186 4 - (181) (181) - (3) Forward 1,416 34 15 (23) (23) - - Total 236,045 220 311 (1,066) (1,122) 56 (347) 1) Values in the heading derivatives.

F - 34 c) Hedge of net investment in foreign operations Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency. Strategies 12/31/2025 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 27,551 - (15,392) (15,392) 29,033 (15,422) Total 27,551 - (15,392) (15,392) 29,033 (15,422) Strategies 12/31/2024 Hedged item Hedge instrument Book value Variation in value recognized in other comprehensive income Foreign currency conversion reserve Notional amount Variation in fair value used to calculate hedge ineffectivenessAssets Liabilities Foreign exchange risk Hedge of net investment in foreign operations (1) 23,701 - (17,404) (17,404) 19,363 (17,428) Total 23,701 - (17,404) (17,404) 19,363 (17,428) 1) Hedge instruments consider the gross tax position.

Hedge instruments	12/31/2025						
	Notional amount	Book value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	12,285	-	-	(4,848)	(4,808)	(40)	-
Future / NDF	9,245	84	-	(7,484)	(7,360)	(124)	-
Future / Financial Assets	7,503	-	43	(3,090)	(3,224)	134	-
Total	**29,033**	**84**	**43**	**(15,422)**	**(15,392)**	**(30)**	**-**

Hedge instruments	12/31/2024						
	Notional amount	Book value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	5,234	21	-	(6,093)	(6,053)	(40)	-
Future / NDF	7,933	129	107	(2,640)	(2,610)	(30)	(1)
Future / Financial Assets	6,196	6,490	1,961	(8,695)	(8,741)	46	-
Total	**19,363**	**6,640**	**2,068**	**(17,428)**	**(17,404)**	**(24)**	**(1)**

1) Values recorded in the heading derivatives.

d) Fair value hedge

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

F - 35

Strategies	12/31/2025						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	55,761	-	55,929	-	168	55,573	(169)
Hedge of securities at fair value through other comprehensive income	15,070	-	15,017	-	(53)	15,422	49
Hedge of loan operations	34,599	-	34,858	-	259	34,599	(264)
Hedge of funding	-	38,990	-	39,191	(201)	39,075	203
Foreign exchange risk							
Hedge of firm commitments	-	28	-	38	(10)	30	10
Total	**105,430**	**39,018**	**105,804**	**39,229**	**163**	**144,699**	**(171)**

Strategies	12/31/2024						
	Hedge Item					Hedge Instruments	
	Book value [1]		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of securities at amortized cost	2,186	-	2,197	-	11	2,186	(10)
Hedge of securities at fair value through other comprehensive income	36,341	-	36,116	-	(225)	36,557	224
Hedge of loan operations	37,116	-	37,423	-	307	37,116	(304)
Hedge of funding	-	25,287	-	25,088	199	25,287	(199)
Foreign exchange risk							
Hedge of firm commitments	-	90	-	112	(22)	297	22
Total	**75,643**	**25,377**	**75,736**	**25,200**	**270**	**101,443**	**(267)**

1) Values recorded in the heading deposits, securities, and loan and lease operations.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (20) (R$ (226) at 12/31/2024), with effect on the income of R$ (79) (R$ 8 at 12/31/2024).

F - 36

F - 37 Hedge Instruments 12/31/2025 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in income Assets Liabilities Interest rate risk Swaps 102,677 385 1,682 (349) (11) Futures 41,992 - - 168 3 Foreign exchange risk Futures 30 - - 10 - Total 144,699 385 1,682 (171) (8) Hedge Instruments 12/31/2024 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in income Assets Liabilities Interest rate risk Swaps 90,201 1,557 737 (328) 8 Futures 10,945 17 - 39 (5) Foreign exchange risk Futures 297 - - 22 - Total 101,443 1,574 737 (267) 3 1) Values recorded in the heading Derivatives.

Note 8 - Securities at fair value through other comprehensive income (FVOCI)

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2025			12/31/2024		
	Gross book value	Fair value adjustment	Fair value	Gross book value	Fair value adjustment	Fair value
Government securities	**122,487**	**(1,597)**	**120,890**	**102,483**	**(3,610)**	**98,873**
Brazil	83,366	(1,603)	81,763	67,990	(3,613)	64,377
Latin America	25,173	(30)	25,143	21,421	49	21,470
Abroad	13,948	36	13,984	13,072	(46)	13,026
Corporate securities	**11,381**	**(578)**	**10,803**	**7,219**	**(355)**	**6,864**
Rural product note	-	-	-	127	(1)	126
Bank deposit certificates	168	(1)	167	82	1	83
Real estate receivables certificates	221	1	222	60	(3)	57
Debentures	4,582	(169)	4,413	1,708	(210)	1,498
Eurobonds and other	6,281	(410)	5,871	4,957	(145)	4,812
Financial bills	5	-	5	51	2	53
Other	124	1	125	234	1	235
Total	**133,868**	**(2,175)**	**131,693**	**109,702**	**(3,965)**	**105,737**
Shares (designated at FVOCI)	1,840	(1,060)	780	1,762	(1,196)	566
Total	**135,708**	**(3,235)**	**132,473**	**111,464**	**(5,161)**	**106,303**
Expected credit loss (Income)	(480)			(257)		
Fair value adjustment (OCI)	(2,755)			(4,904)		
Fair value	**132,473**			**106,303**		

The Securities pledged in guarantee of funding transactions with financial institutions and customers and post-employment benefits (Note 26b), are: a) Government securities - Brazil R$ 29,581 (R$ 33,971 at 12/31/2024), b) Government securities - Latin America R$ 3,519 (R$ 3,050 at 12/31/2024), c) Government securities - Abroad R$ 1,113 (R$ 0 at 12/31/2024) and d) Corporate securities R$ 3,125 (R$ 986 at 12/31/2024), totaling R$ 37,338 (R$ 38,007 at 12/31/2024).

Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period.

Securities at FVOCI, by maturity:

	12/31/2025		12/31/2024	
	Gross book value	Fair value	Gross book value	Fair value
Current	**43,812**	**42,729**	**41,123**	**39,877**
Non-stated maturity	1,840	781	1,762	566
Up to one year	41,972	41,948	39,361	39,311
Non-current	**91,896**	**89,744**	**70,341**	**66,426**
From one to five years	66,032	66,206	49,121	47,809
From five to ten years	15,687	15,154	11,201	10,803
After ten years	10,177	8,384	10,019	7,814
Total	**135,708**	**132,473**	**111,464**	**106,303**

F - 38

Reconciliation of expected credit loss for securities at FVOCI, except for shares designated at FVOCI, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(43)	-	-	-	-	40	-	(3)
Corporate securities	(73)	-	14	(14)	-	58	-	(15)
Total	**(116)**	**-**	**14**	**(14)**	**-**	**98**	**-**	**(18)**

Stage 2	Balance at 12/31/2024	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(127)	14	113	-	-	-	-	-
Total	**(127)**	**14**	**113**	**-**	**-**	**-**	**-**	**-**

Stage 3	Balance at 12/31/2024	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(14)	-	-	(14)	(113)	(321)	-	(462)
Total	**(14)**	**-**	**-**	**(14)**	**(113)**	**(321)**	**-**	**(462)**

Stage 1	Balance at 12/31/2023	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Government securities	(38)	-	-	-	-	(5)	-	(43)
Corporate securities	(79)	55	-	(21)	-	(28)	-	(73)
Total	**(117)**	**55**	**-**	**(21)**	**-**	**(33)**	**-**	**(116)**

Stage 2	Balance at 12/31/2023	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(24)	21	-	(55)	-	(69)	-	(127)
Total	**(24)**	**21**	**-**	**(55)**	**-**	**(69)**	**-**	**(127)**

Stage 3	Balance at 12/31/2023	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(26)	-	-	-	-	12	-	(14)
Total	**(26)**	**-**	**-**	**-**	**-**	**12**	**-**	**(14)**

F - 39

F - 40 Note 9 - Securities at amortized cost (AC) The accounting policy on financial assets and liabilities is presented in Note 2c IV. 12/31/2025 12/31/2024 Gross book value Gross book value Government securities 126,693 158,680 Brazil 105,678 111,824 Latin America 5,974 21,730 Abroad 15,041 25,126 Corporate securities 193,458 168,827 Rural product note 69,778 60,358 Bank deposit certificates 63 50 Real estate receivables certificates 4,209 5,827 Debentures 79,168 77,344 Eurobonds and other 11,690 1,102 Financial bills 379 212 Promissory and commercial notes 21,359 16,312 Other 6,812 7,622 Investment funds 9,814 - Total 329,965 327,507 Expected credit loss (2,492) (3,655) Amortized cost 327,473 323,852 The securities pledged as collateral for funding transactions with financial institutions and customers and post- employment benefits (Note 26b), are: a) Government securities - Brazil R$ 14,207 (R$ 39,289 at 12/31/2024), b) Government securities – Latin America R$ 894 (R$ 969 at 12/31/2024 ) and c) Corporate securities R$ 378 (R$ 29,964 at 12/31/2024), totaling R$ 15,479 (R$ 70,222 at 12/31/2024). Securities at amortized cost, by maturity: 12/31/2025 12/31/2024 Gross book value Amortized cost Gross book value Amortized cost Current 74,248 73,583 90,213 88,582 Up to one year 74,248 73,583 90,213 88,582 Non-current 255,717 253,890 237,294 235,270 From one to five years 189,524 187,986 165,759 164,332 From five to ten years 52,987 52,748 60,289 59,694 After ten years 13,206 13,156 11,246 11,244 Total 329,965 327,473 327,507 323,852

Reconciliation of expected credit loss for securities at amortized cost, segregated by stages:

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Government securities	(28)	-	-	-	-	20	-	(8)
Corporate securities	(296)	(10)	46	(39)	(1)	62	-	(238)
Total	**(324)**	**(10)**	**46**	**(39)**	**(1)**	**82**	**-**	**(246)**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(125)	39	175	10	(18)	(842)	-	(761)
Total	**(125)**	**39**	**175**	**10**	**(18)**	**(842)**	**-**	**(761)**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Corporate securities	(3,206)	1	18	(46)	(175)	1,860	63	(1,485)
Total	**(3,206)**	**1**	**18**	**(46)**	**(175)**	**1,860**	**63**	**(1,485)**

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Government securities	(36)	-	-	-	-	8	-	(28)
Corporate securities	(147)	449	149	(166)	(88)	(493)	-	(296)
Total	**(183)**	**449**	**149**	**(166)**	**(88)**	**(485)**	**-**	**(324)**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / (Reversal)	Write-off	Balance at 12/31/2024
Corporate securities	(122)	166	416	(449)	(13)	(123)	-	(125)
Total	**(122)**	**166**	**416**	**(449)**	**(13)**	**(123)**	**-**	**(125)**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Corporate securities	(549)	88	13	(149)	(416)	(2,193)	-	(3,206)
Total	**(549)**	**88**	**13**	**(149)**	**(416)**	**(2,193)**	**-**	**(3,206)**

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	12/31/2025	12/31/2024
	Gross book value	Gross book value
Individuals	**473,226**	**445,574**
Credit card	153,526	143,048
Personal loan	66,498	66,104
Payroll loans	75,319	74,524
Vehicles	36,303	36,637
Mortgage loans	141,580	125,261
Companies	**380,288**	**357,633**
Large companies	158,738	152,412
Micro / small and medium companies	221,550	205,221
Foreign loans - Latin America	**230,284**	**222,286**
Total (1)	**1,083,798**	**1,025,493**
Expected credit loss	(48,341)	(49,024)
Total loans and lease operations, net of Expected Credit Loss	**1,035,457**	**976,469**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

F - 41

By maturity	12/31/2025 Gross book value	12/31/2024 Gross book value
Overdue as from 1 day	23,280	23,496
Falling due up to 3 months	270,555	273,729
Falling due from 3 months to 12 months	258,364	262,710
Falling due after 1 year	531,599	465,558
Total	**1,083,798**	**1,025,493**

By concentration	12/31/2025 Gross book value	12/31/2024 Gross book value
Largest debtor	7,032	6,658
10 largest debtors	49,933	44,294
20 largest debtors	73,601	66,407
50 largest debtors	118,551	106,980
100 largest debtors	162,236	148,748

The Provision for expected credit loss comprises Expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024).

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross book value by stages

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 [1]	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	347,749	(29,288)	(4,101)	36,920	355	59,172	-	410,807
Companies	332,440	(8,619)	(2,135)	6,727	506	30,346	-	359,265
Foreign units Latin America	196,464	(10,101)	(1,166)	9,542	1,347	14,859	-	210,945
Total	**876,653**	**(48,008)**	**(7,402)**	**53,189**	**2,208**	**104,377**	**-**	**981,017**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	66,468	(36,920)	(14,712)	29,288	6,652	(15,907)	-	34,869
Companies	13,237	(6,727)	(6,220)	8,619	2,176	(1,339)	-	9,746
Foreign units Latin America	14,004	(9,542)	(4,474)	10,101	2,287	(2,047)	-	10,329
Total	**93,709**	**(53,189)**	**(25,406)**	**48,008**	**11,115**	**(19,293)**	**-**	**54,944**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2025
Individuals	31,357	(355)	(6,652)	4,101	14,712	9,497	(25,110)	27,550
Companies	11,956	(506)	(2,176)	2,135	6,220	(1,213)	(5,139)	11,277
Foreign units Latin America	11,818	(1,347)	(2,287)	1,166	4,474	(1,763)	(3,051)	9,010
Total	**55,131**	**(2,208)**	**(11,115)**	**7,402**	**25,406**	**6,521**	**(33,300)**	**47,837**

Consolidated 3 Stages	Balance at 12/31/2024	Acquisition / (Settlement)	Write-off [2]	Balance at 12/31/2025
Individuals	445,574	52,762	(25,110)	473,226
Companies	357,633	27,794	(5,139)	380,288
Foreign units Latin America	222,286	11,049	(3,051)	230,284
Total	**1,025,493**	**91,605**	**(33,300)**	**1,083,798**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

2) Includes updating the estimate regarding the write-off of operations.

F - 42

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	317,335	(53,024)	(1,189)	35,139	243	49,245	-	347,749
Companies	278,412	(12,840)	(1,734)	5,339	212	63,051	-	332,440
Foreign units Latin America	164,907	(8,863)	(884)	3,378	22	37,904	-	196,464
Total	**760,654**	**(74,727)**	**(3,807)**	**43,856**	**477**	**150,200**	**-**	**876,653**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	63,579	(35,139)	(14,153)	53,024	1,307	(2,150)	-	66,468
Companies	14,043	(5,339)	(5,974)	12,840	538	(2,871)	-	13,237
Foreign units Latin America	12,077	(3,378)	(4,601)	8,863	475	568	-	14,004
Total	**89,699**	**(43,856)**	**(24,728)**	**74,727**	**2,320**	**(4,453)**	**-**	**93,709**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	35,702	(243)	(1,307)	1,189	14,153	6,019	(24,156)	31,357
Companies	15,190	(212)	(538)	1,734	5,974	(4,597)	(5,595)	11,956
Foreign units Latin America	9,345	(22)	(475)	884	4,601	(959)	(1,556)	11,818
Total	**60,237**	**(477)**	**(2,320)**	**3,807**	**24,728**	**463**	**(31,307)**	**55,131**

Consolidated 3 Stages	Balance at 12/31/2023	Acquisition / (Settlement)	Write-off	Balance at 12/31/2024
Individuals	416,616	53,114	(24,156)	445,574
Companies	307,645	55,583	(5,595)	357,633
Foreign units Latin America	186,329	37,513	(1,556)	222,286
Total (2)	**910,590**	**146,210**	**(31,307)**	**1,025,493**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,097 (R$ 1,885 at 12/31/2024) before the modification, which gave rise to an effect on profit or loss of R$ 29 (R$ 23 from 01/01 to 12/31/2024). At 12/31/2025, the gross book value of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 96 (R$ 266 at 12/31/2024).

F - 43

c) Expected credit loss by stages

Stage 1	Balance at 12/31/2024	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(6,297)	1,420	176	(2,617)	(76)	1,009	-	(6,385)
Companies	(2,010)	339	45	(634)	(30)	694	-	(1,596)
Foreign units Latin America	(2,634)	347	76	(1,077)	(488)	1,934	-	(1,842)
Total	**(10,941)**	**2,106**	**297**	**(4,328)**	**(594)**	**3,637**	**-**	**(9,823)**

Stage 2	Balance at 12/31/2024	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(5,882)	2,617	5,460	(1,420)	(1,705)	(7,571)	-	(8,501)
Companies	(2,093)	634	2,313	(339)	(643)	(2,275)	-	(2,403)
Foreign units Latin America	(1,628)	1,077	939	(347)	(482)	(1,088)	-	(1,529)
Total	**(9,603)**	**4,328**	**8,712**	**(2,106)**	**(2,830)**	**(10,934)**	**-**	**(12,433)**

Stage 3	Balance at 12/31/2024	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(17,730)	76	1,705	(176)	(5,460)	(18,816)	25,110	(15,291)
Companies	(6,978)	30	643	(45)	(2,313)	(4,067)	5,139	(7,591)
Foreign units Latin America	(3,772)	488	482	(76)	(939)	(2,437)	3,051	(3,203)
Total	**(28,480)**	**594**	**2,830**	**(297)**	**(8,712)**	**(25,320)**	**33,300**	**(26,085)**

Consolidated 3 Stages	Balance at 12/31/2024	(Increase) / Reversal	Write-off	Balance at 12/31/2025
Individuals	(29,909)	(25,378)	25,110	(30,177)
Companies	(11,081)	(5,648)	5,139	(11,590)
Foreign units Latin America	(8,034)	(1,591)	3,051	(6,574)
Total	**(49,024)**	**(32,617)**	**33,300**	**(48,341)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

F - 44

Stage 1	Balance at 12/31/2023	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(4,923)	1,131	18	(1,809)	(7)	(707)	-	(6,297)
Companies	(1,929)	217	28	(328)	(46)	48	-	(2,010)
Foreign units Latin America	(1,891)	223	19	(129)	(3)	(853)	-	(2,634)
Total	**(8,743)**	**1,571**	**65**	**(2,266)**	**(56)**	**(1,512)**	**-**	**(10,941)**

Stage 2	Balance at 12/31/2023	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(6,127)	1,809	4,769	(1,131)	(153)	(5,049)	-	(5,882)
Companies	(2,561)	328	1,473	(217)	(134)	(982)	-	(2,093)
Foreign units Latin America	(1,497)	129	928	(223)	(124)	(841)	-	(1,628)
Total	**(10,185)**	**2,266**	**7,170**	**(1,571)**	**(411)**	**(6,872)**	**-**	**(9,603)**

Stage 3	Balance at 12/31/2023	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(18,001)	7	153	(18)	(4,769)	(19,258)	24,156	(17,730)
Companies	(10,709)	46	134	(28)	(1,473)	(543)	5,595	(6,978)
Foreign units Latin America	(3,225)	3	124	(19)	(928)	(1,283)	1,556	(3,772)
Total	**(31,935)**	**56**	**411**	**(65)**	**(7,170)**	**(21,084)**	**31,307**	**(28,480)**

Consolidated 3 Stages	Balance at 12/31/2023	(Increase) / Reversal	Write-off	Balance at 12/31/2024
Individuals	(29,051)	(25,014)	24,156	(29,909)
Companies	(15,199)	(1,477)	5,595	(11,081)
Foreign units Latin America	(6,613)	(2,977)	1,556	(8,034)
Total (2)	**(50,863)**	**(29,468)**	**31,307**	**(49,024)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released of R$ (1,793) (R$ (4,928) at 12/31/2024).

d) Lease operations - Lessor

Leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2025			12/31/2024		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,618**	**(612)**	**2,006**	**2,505**	**(462)**	**2,043**
Non-current	**8,799**	**(2,420)**	**6,379**	**8,987**	**(2,687)**	**6,300**
From 1 to 2 years	2,023	(484)	1,539	1,918	(507)	1,411
From 2 to 3 years	1,495	(371)	1,124	1,481	(392)	1,089
From 3 to 4 years	1,254	(288)	966	1,024	(309)	715
From 4 to 5 years	755	(223)	532	960	(256)	704
Over 5 years	3,272	(1,054)	2,218	3,604	(1,223)	2,381
Total	**11,417**	**(3,032)**	**8,385**	**11,492**	**(3,149)**	**8,343**

In the period, revenues from leases were R$ 766 (R$ 822 at 01/01 to 12/31/2024).

e) Restricted operations and transfer of financial assets

Restricted and with co-obligation	12/31/2025				01/01 to 12/31/2025	12/31/2024				01/01 to 12/31/2024
	Assets		Liabilities		Income	Assets		Liabilities		Income
	Book value	Fair value	Book value	Fair value		Book value	Fair value	Book value	Fair value	
Restricted operations on assets	9,167	-	9,191	-	(26)	10,078	-	10,083	-	(1)
Loan operations	9,167	-	-	-	(621)	10,078	-	-	-	2,603
Foreign borrowing through securities	-	-	9,191	-	595	-	-	10,083	-	(2,604)
Transfer of financial assets	199	197	199	197	-	512	509	512	508	-
Total	**9,366**	**197**	**9,390**	**197**	**(26)**	**10,590**	**509**	**10,595**	**508**	**(1)**

F - 45

Without co-obligation	01/01 to 12/31/2025		01/01 to 12/31/2024	
	Portfolio transferred	Income	Portfolio transferred	Income
Loan operations and other credits	886	(33)	1,352	17
Written off operations (WO)	10,567	283	14,814	407
Total	**11,453**	**250**	**16,166**	**424**

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2025	01/01 to 12/31/2025		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	9,331	1,497	(10)	1,487
Joint ventures	1,509	(80)	(4)	(84)
Total	**10,840**	**1,417**	**(14)**	**1,403**

	12/31/2024	01/01 to 12/31/2024			01/01 to 12/31/2023
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	8,548	1,169	(3)	1,166	993
Joint ventures	1,526	(122)	9	(113)	(73)
Total	**10,074**	**1,047**	**6**	**1,053**	**920**

At 12/31/2025, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.14% total capital and 41.60% voting capital; 50.45% total capital and 41.62% voting capital at 12/31/2024); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2024); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2024); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2024); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2024); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2024); Tecnologia Bancária S.A. (28.75% total capital and 29.78% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2024); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2024); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2024); Banfur International S.A. (30% total and voting capital; 30% at 12/31/2024); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2024); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2024); Riblinor S.A. (40% total and voting capital; 40% at 12/31/2024) and Caja de Valores Del Paraguay S.A. (9.09% total and voting capital).

At 12/31/2025, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2024); ConectCar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2024); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2024); Avenue Holding Cayman Ltd (32.91% total and 33.41% voting capital; 33.60% total capital and 34.11% voting capital at 12/31/2024) and includes result not arising from subsidiaries' net income.

Note 12 - Lease operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 12/31/2025, total cash outflow with lease amounted to R$ 943 and lease agreements in the amount of R$ 520 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2025	12/31/2024
Up to 3 months	204	244
3 months to 1 year	671	716
1 to 5 years	2,531	2,728
Over 5 years	1,314	1,348
Total financial liability	**4,720**	**5,036**

F - 46

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Sublease revenues	36	34	26
Depreciation expenses	(683)	(710)	(863)
Interest expenses	(369)	(261)	(367)
Lease expenses for low value assets	(98)	(95)	(104)
Variable expenses not included in lease liabilities	(42)	(51)	(57)
Total	**(1,156)**	**(1,083)**	**(1,365)**

In the periods from 01/01 to 12/31/2025, from 01/01 to 12/31/2024 and from 01/01 to 12/31/2023, there was no impairment adjustment.

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2025				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**10,414**	**(4,153)**	**(434)**	**5,827**
Land		1,965	-	-	1,965
Buildings and improvements	4% to 10%	8,449	(4,153)	(434)	3,862
Other fixed assets		**20,674**	**(13,798)**	**(68)**	**6,808**
Installations and furniture	10% to 20%	3,638	(2,781)	(17)	840
Data processing systems	20% to 50%	9,504	(8,231)	(51)	1,222
Works of art		155	-	-	155
Right of use		4,943	(1,395)	-	3,548
Other [1]	10% to 20%	2,434	(1,391)	-	1,043
Total		**31,088**	**(17,951)**	**(502)**	**12,635**

1) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Fixed assets	12/31/2024				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**9,738**	**(3,934)**	**(244)**	**5,560**
Land		1,997	-	-	1,997
Buildings and improvements	4% to 10%	7,741	(3,934)	(244)	3,563
Other fixed assets		**21,176**	**(13,405)**	**(68)**	**7,703**
Installations and furniture	10% to 20%	3,524	(2,693)	(17)	814
Data processing systems	20% to 50%	9,424	(7,991)	(51)	1,382
Right of use [1]		5,431	(1,361)	-	4,070
Other [2]	10% to 20%	2,797	(1,360)	-	1,437
Total		**30,914**	**(17,339)**	**(312)**	**13,263**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.
2) Other refers to negotiations of Fixed assets in progress and other communication, security and transportation equipment.

Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028.

F - 47

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

		Intangible assets				
	Goodwill and intangible from incorporation	Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [(1)]	Total
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2024	**13,317**	**2,366**	**5,869**	**23,568**	**7,996**	**53,116**
Acquisitions	60	-	789	4,556	807	6,212
Termination / write-offs	-	-	(9)	(261)	(489)	(759)
Exchange variation	(160)	41	(6)	(28)	(21)	(174)
Other	1	(16)	30	(7)	-	8
Balance at 12/31/2025	**13,218**	**2,391**	**6,673**	**27,828**	**8,293**	**58,403**
Amortization						
Balance at 12/31/2024	**-**	**(1,378)**	**(4,318)**	**(11,557)**	**(4,569)**	**(21,822)**
Amortization expense	-	(79)	(509)	(3,368)	(1,247)	(5,203)
Termination / write-offs	-	-	5	-	486	491
Exchange variation	-	(16)	(11)	8	19	-
Other	-	16	-	-	-	16
Balance at 12/31/2025	**-**	**(1,457)**	**(4,833)**	**(14,917)**	**(5,311)**	**(26,518)**
Impairment						
Balance at 12/31/2024	**(4,968)**	**(729)**	**(174)**	**(1,326)**	**(100)**	**(7,297)**
Increase	-	-	-	(558)	-	(558)
Exchange variation	95	(26)	-	-	-	69
Balance at 12/31/2025	**(4,873)**	**(755)**	**(174)**	**(1,884)**	**(100)**	**(7,786)**
Book value						
Balance at 12/31/2025	**8,345**	**179**	**1,666**	**11,027**	**2,882**	**24,099**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

F - 48

	Goodwill and intangible from incorporation	Intangible assets: Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	Total
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**12,255**	**2,227**	**5,177**	**19,577**	**7,602**	**46,838**
Acquisitions	135	-	412	4,125	863	5,535
Termination / write-offs	-	(7)	(5)	(269)	(591)	(872)
Exchange variation	927	162	263	138	122	1,612
Other	-	(16)	22	(3)	-	3
Balance at 12/31/2024	**13,317**	**2,366**	**5,869**	**23,568**	**7,996**	**53,116**
Amortization						
Balance at 12/31/2023	**-**	**(1,242)**	**(3,713)**	**(8,422)**	**(3,766)**	**(17,143)**
Amortization expense	-	(82)	(448)	(3,048)	(1,278)	(4,856)
Termination / write-offs	-	6	4	1	591	602
Exchange variation	-	(76)	(162)	(88)	(116)	(442)
Other	-	16	1	-	-	17
Balance at 12/31/2024	**-**	**(1,378)**	**(4,318)**	**(11,557)**	**(4,569)**	**(21,822)**
Impairment						
Balance at 12/31/2023	**(4,420)**	**(648)**	**(174)**	**(1,089)**	**-**	**(6,331)**
Increase	-	-	-	(237)	(100)	(337)
Exchange variation	(548)	(81)	-	-	-	(629)
Balance at 12/31/2024	**(4,968)**	**(729)**	**(174)**	**(1,326)**	**(100)**	**(7,297)**
Book value						
Balance at 12/31/2024	**8,349**	**259**	**1,377**	**10,685**	**3,327**	**23,997**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,297) (R$ (1,313) at 12/31/2024) is disclosed in the General and administrative expenses (Note 23).

Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 3,010 (R$ 3,073 at 12/31/2024).

F - 49

F - 50 Note 15 - Deposits 12/31/2025 12/31/2024 Amortized cost Amortized cost Interest-bearing deposits 978,478 923,330 Savings 177,305 180,730 Interbank 11,530 7,224 Time deposits 789,643 735,376 Non-interest-bearing deposits 136,004 131,411 Demand 135,383 124,920 Other deposits 621 6,491 Total 1,114,482 1,054,741 Current 527,366 526,152 Non-current 587,116 528,589 Note 16 - Financial liabilities designated at fair value through profit or loss The accounting policy on financial assets and liabilities is presented in Note 2c IV. ITAÚ UNIBANCO HOLDING has Debt securities designated at fair value through profit or loss in the amount of R$ 57 (R$ 318 at 12/31/2024), and in their totality with maturity over 1 year. The effect of credit risk of these instruments is not significant at 12/31/2025 and 12/31/2024. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements 12/31/2025 12/31/2024 Amortized cost Amortized cost Assets pledged as collateral 191,655 168,872 Government securities 102,108 126,565 Corporate securities 56,586 41,275 Own issue 2 2 Foreign securities 32,959 1,030 Assets received as collateral 164,447 118,867 Right to sell or repledge the collateral 78,505 101,048 Total 434,607 388,787 Current 363,308 345,633 Non-current 71,299 43,154

F - 51 b) Interbank market funds 12/31/2025 12/31/2024 Amortized cost Amortized cost Financial bills 61,161 70,083 Real estate credit bills 71,121 52,112 Rural credit bills 64,644 49,744 Guaranteed real estate bills 64,438 64,491 Import and export financing 114,138 117,921 Onlending domestic 30,668 17,943 Total 406,170 372,294 Current 199,796 218,138 Non-current 206,374 154,156 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 12/31/2025 12/31/2024 Amortized cost Amortized cost Subordinated debt 48,147 45,224 Debentures 4,122 - Foreign loans through securities 76,348 75,912 Funding from structured operations certificates 25,577 19,411 Total 154,194 140,547 Current 11,423 17,033 Non-current 142,771 123,514

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2025	12/31/2024
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,320	1,294
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,064	1,033
	450	2020	2029	CDI + 1.85%	-	715
	106	2020	2030	IPCA + 4.64%	181	166
	1,556	2020	2030	CDI + 2%	-	2,486
	5,488	2021	2031	CDI + 2%	9,843	8,443
	1,005	2022	Perpetual	CDI + 2.4%	1,035	1,027
	1,161	2023	2034	102% of CDI	1,223	1,198
	108	2023	2034	CDI + 0.2%	115	112
	122	2023	2034	10.63%	127	126
	700	2023	Perpetual	CDI + 1.9%	715	712
	107	2023	2034	IPCA + 5.48%	119	114
	530	2024	2034	100% of CDI	550	541
	3,100	2024	2034	CDI + 0.65%	3,711	3,226
	1,000	2024	Perpetual	CDI + 0.9%	1,018	1,033
	2,830	2024	Perpetual	CDI + 1.1%	2,832	2,834
	470	2024	2039	102% of CDI	488	481
	4,984	2025	Perpetual	CDI + 1.25%	5,449	-
	3,000	2025	Perpetual	CDI + 1.15%	3,108	-
	4,415	2025	Perpetual	CDI + 1.35%	5,002	-
				Total	**37,900**	**25,541**
Subordinated euronotes - USD						
	750	2018	Perpetual	7.86%	-	4,746
	700	2020	Perpetual	7.56%	-	4,404
	501	2021	2031	3.88%	2,755	3,080
				Total	**2,755**	**12,230**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,573	1,578
	97,962	2009	2035	4.75%	1,256	1,248
	1,060,250	2010	2032	4.35%	125	124
	1,060,250	2010	2035	3.90% to 3.96%	289	286
	1,060,250	2010	2036	4.48%	1,380	1,363
	1,060,250	2010	2038	3.93%	1,005	993
	1,060,250	2010	2040	4.15% to 4.29%	775	765
	1,060,250	2010	2042	4.45%	378	373
	57,168	2014	2034	3.80%	495	488
				Total	**7,276**	**7,218**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	216	208
				Total	**216**	**208**
Subordinated bonds - USD						
	172	2025	2025	8.90%	-	22
	878	2024	2024	7.18%	-	5
				Total	**-**	**27**
Total					**48,147**	**45,224**

F - 52

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2025	12/31/2024
Financial		**167,121**	**138,325**
At amortized cost		**164,029**	**136,713**
Receivables from credit card issuers		109,769	82,014
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	29d	13,497	13,662
Trading and intermediation of securities		24,037	24,152
Income receivable		4,397	4,080
Operations without credit granting characteristics, net of provisions		11,895	9,759
Net amount receivables from reimbursement of provisions	29c	387	358
Deposits in guarantee of fund raisings abroad		47	40
Foreign exchange portfolio		-	2,648
At fair value through profit or loss		**3,092**	**1,612**
Other financial assets		3,092	1,612
Non-financial [(1)]		**21,625**	**24,994**
Sundry foreign		770	4,524
Prepaid expenses		7,133	8,503
Sundry domestic		3,887	4,028
Assets of post-employment benefit plans	26e	256	301
Other non-financial assets		2,590	2,345
Other		6,989	5,293
Current		**169,438**	**144,380**
Non-current		**19,308**	**18,939**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

b) Other liabilities

	Note	12/31/2025	12/31/2024
Financial		**243,077**	**192,951**
At amortized cost		**241,448**	**192,407**
Credit card operations		185,717	164,872
Trading and intermediation of securities		37,381	18,636
Lease liabilities		3,275	3,681
Other		15,075	5,218
At fair value through profit or loss		**1,629**	**544**
Other financial liabilities		1,629	544
Non-financial		**44,346**	**55,759**
Funds in transit		11,417	25,124
Charging and collection of taxes and similar		680	398
Social and statutory		12,221	12,487
Deferred income		2,428	1,258
Sundry domestic		5,892	5,076
Personnel provision		2,892	2,731
Provision for sundry payments		2,572	2,260
Obligations on official agreements and rendering of payment services		2,455	2,433
Liabilities from post-employment benefit plans	26e	2,273	2,361
Other		1,516	1,631
Current		**276,696**	**237,767**
Non-current		**10,727**	**10,943**

Note 19 - Stockholders' equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

In a meeting held on February 5, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares.

F - 53

In a meeting held on November 27, 2025, the Board of directors approved cancellations of 78,850,638 of preferred shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Profit Reserves - Statutory Reserve.

In a meeting held on December 18, 2025, the Board of directors approved the increase in the subscribed and paid up capital in the amount of R$ 12,847, through capitalization of amounts recorded in Profit reserves - Statutory reserve, with a 3% bonus in shares. The bonus shares were issued and started to be traded as from December 30, 2025. Consequently, capital was increased by 321,170,947 shares.

Capital is represented by 11,026,869,192 book-entry shares with no par value, of which 5,617,742,977 are common shares and 5,409,126,215 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2025			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Bonus shares – Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535	
(-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025		-	(78,850,638)	(78,850,638)	
Bonus shares – Outstanding as from 12/30/2025		163,623,582	157,547,365	321,170,947	
Shares of capital stock	**12/31/2025**	**5,617,742,977**	**5,409,126,215**	**11,026,869,192**	**136,910**
Residents in Brazil	12/31/2025	5,567,132,399	1,333,956,149	6,901,088,548	85,684
Residents abroad	12/31/2025	50,610,578	4,075,170,066	4,125,780,644	51,226
Treasury shares (1)	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Acquisition of treasury shares		-	81,312,040	81,312,040	(3,085)
(-) Cancellation of Shares - Meeting of the Board of Dirtors at 11/27/2025		-	(78,850,638)	(78,850,638)	3,000
Result from delivery of treasury shares		-	(30,244,329)	(30,244,329)	981
Bonus shares – Treasury as from 03/20/2025		-	86,718	86,718	
Bonus shares – Treasury as from 12/30/2025		-	10,038	10,038	
Treasury shares (1)	**12/31/2025**	**-**	**344,662**	**344,662**	**(13)**
Number of total shares at the end of the period (2)	**12/31/2025**	**5,617,742,977**	**5,408,781,553**	**11,026,524,530**	
Number of total shares at the end of the period (2)	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	

		12/31/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**12/31/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares (1)	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result from delivery of treasury shares		-	(26,405,838)	(26,405,838)	877
Treasury shares (1)	**12/31/2024**	**-**	**28,030,833**	**28,030,833**	**(909)**
Number of total shares at the end of the period (2)	**12/31/2024**	**4,958,290,359**	**4,817,814,156**	**9,776,104,515**	
Number of total shares at the end of the period (2)	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

2) Shares representing total capital stock net of treasury shares.

F - 54

F - 55 We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price: Cost / market value 12/31/2025 12/31/2024 Common Preferred Common Preferred Minimum - 32.81 - 31.42 Weighted average - 37.91 - 32.83 Maximum - 41.36 - 33.66 Treasury shares Average cost - 36.94 - 32.43 Market value on the last day of the base date 36.35 39.23 26.90 30.73 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I - Calculation of dividends and interest on capital 12/31/2025 12/31/2024 Statutory net income 45,659 37,318 Adjustments: (-) Legal reserve - 5% (2,283) (1,406) Dividend calculation basis 43,376 35,912 Minimum mandatory dividend - 25% 10,844 8,978 Dividends and interest on capital paid / accrued / identified 31,647 25,724

F - 56 II - Stockholders' compensation 12/31/2025 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 29,556 (1,434) 28,122 Interest on capital - 11 monthly installments paid from February to December 2025 0.0150 2,038 (307) 1,731 Interest on capital - paid on 08/29/2025 0.5929 7,518 (1,127) 6,391 Dividends - paid on 12/19/2025 1.8682 20,000 - 20,000 Accrued (Recorded in Other liabilities - Social and statutory) 4,148 (623) 3,525 Interest on capital - 1 monthly installment paid on 01/02/2026 0.0150 190 (29) 161 Interest on capital - credited on 11/27/2025 to be paid until 04/30/2026 0.3143 3,958 (594) 3,364 Total - 01/01 to 12/31/2025 33,704 (2,057) 31,647 12/31/2024 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 6,729 (1,009) 5,720 Interest on capital - 11 monthly installments paid from February to December 2024 0.0150 1,901 (285) 1,616 lnterest on capital - paid on 08/30/2024 0.2055 2,370 (356) 2,014 lnterest on capital - paid on 08/30/2024 0.2134 2,458 (368) 2,090 Accrued (Recorded in Other liabilities - Social and statutory) 5,886 (882) 5,004 Interest on capital - 1 monthly installment paid on 01/02/2025 0.0150 173 (26) 147 Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025 0.2320 2,673 (400) 2,273 Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025 0.2640 3,040 (456) 2,584 Identified in Profit Reserves in Stockholders' Equity 15,489 (489) 15,000 Interest on capital 0.2834 3,260 (489) 2,771 Dividends 1.2509 12,229 - 12,229 Total - 01/01 to 12/31/2024 28,104 (2,380) 25,724 12/31/2023 Value per share (R$) Value WHT (With holding tax) Net Paid / prepaid 7,079 (1,061) 6,018 Interest on capital - 11 monthly installments paid from February to December 2023 0.0150 1,902 (285) 1,617 Interest on capital - paid on 08/25/2023 0.2227 2,567 (385) 2,182 Interest on capital - paid on 08/25/2023 0.2264 2,610 (391) 2,219 Accrued (Recorded in Other liabilities - Social and statutory) 5,236 (786) 4,450 Interes on capital - 1 monthly installment paid on 01/02/2024 0.0150 173 (26) 147 Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024 0.2289 2,639 (396) 2,243 Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024 0.2102 2,424 (364) 2,060 Identified in Profit Reserves In Stockholders’ Equit 11,000 - 11,000 Dividends 1.1251 11,000 - 11,000 Total - 01/01 to 12/31/2023 23,315 (1,847) 21,468

c) Capital reserves and profit reserves

	12/31/2025	12/31/2024
Capital reserves	**2,876**	**2,732**
Premium on subscription of shares	284	284
Share-based payment	2,588	2,444
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves (1)	**67,711**	**121,428**
Legal (2)	20,429	18,146
Statutory (3)	47,282	87,793
Special revenue (4)	-	15,489
Total reserves at parent company	**70,587**	**124,160**

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Dividends declared after 12/31/2024.

Statutory reserves include R$ (814), which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income		
	12/31/2025	12/31/2024	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Banco Itaú Chile	8,337	8,009	608	627	598
Itaú Colombia S.A.	22	21	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	715	706	169	174	147
Luizacred S.A. Soc. Cred. Financiamento Investimento	1,103	976	126	148	(49)
Other	398	482	89	94	76
Total	**10,575**	**10,194**	**992**	**1,043**	**772**

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Partner plan	(499)	(336)	(264)
Share-based plan	(608)	(482)	(473)
Total	**(1,107)**	**(818)**	**(737)**

F - 57

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 12/31/2025	01/01 to 12/31/2024
	Quantity	Quantity (1)
Opening balance	**84,186,167**	**70,728,010**
New	33,444,044	26,358,836
Delivered	(14,551,588)	(9,054,653)
Cancelled	(1,058,266)	(3,846,026)
Closing balance	**102,020,357**	**84,186,167**
Weighted average of remaining contractual life (years)	2.11	2.19
Market value weighted average (R$)	**21.24**	**26.15**

1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 12/31/2025	01/01 to 12/31/2024
	Quantity	Quantity (1)
Opening balance	**47,813,732**	**49,279,420**
New	26,766,853	22,829,512
Delivered	(24,312,818)	(23,485,766)
Cancelled	(466,053)	(809,434)
Closing balance	**49,801,714**	**47,813,732**
Weighted average of remaining contractual life (years)	**0.92**	**0.84**
Market value weighted average (R$)	**24.98**	**31.55**

1) For the better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the porportion of three new shares for every 100 held.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Central Bank of Brazil deposits	17,820	12,505	12,569
Interbank deposits	1,881	4,436	4,122
Securities purchased under agreements to resell	37,079	36,171	33,898
Financial assets at fair value through other comprehensive income	15,642	36,937	27,463
Financial assets at amortized cost	26,020	12,038	13,126
Loan operations	154,626	138,781	130,462
Other financial assets	1,722	1,390	745
Total	**254,790**	**242,258**	**222,385**

F - 58

b) Interest and similar expense

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Deposits	(99,322)	(68,489)	(71,508)
Securities sold under repurchase agreements	(57,127)	(36,262)	(41,624)
Interbank market funds	(48,158)	(51,600)	(34,543)
Institutional market funds	(13,170)	(10,581)	(10,239)
Other	(1,561)	(346)	(336)
Total	**(219,338)**	**(167,278)**	**(158,250)**

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Securities	58,892	12,170	31,399
Derivatives [1]	(1,779)	19,781	(2,954)
Financial assets designated at fair value through profit or loss	923	(3)	479
Other financial assets at fair value through profit or loss	(1)	2	1,897
Financial liabilities at fair value through profit or loss	-	(14)	(1,731)
Financial liabilities designated at fair value	19	75	55
Total	**58,054**	**32,011**	**29,145**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2025, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 940 (R$ (2,891) from 01/01 to 12/31/2024) of Expected credit loss, R$ (222) (R$ (90) from 01/01 to 12/31/2024) for Financial assets at fair value through other comprehensive income and R$ 1,162 (R$ (2,801) from 01/01 to 12/31/2024) for Financial assets at amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Payments and collections:** refer mainly to the fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

F - 59

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Credit and debit cards [(1)]	16,839	17,077	16,265
Current account services [(1)]	3,407	4,109	4,742
Asset management	**6,921**	**6,539**	**5,792**
Funds	4,937	4,983	4,395
Consortia	1,984	1,556	1,397
Credit operations and financial guarantees	**2,624**	**2,782**	**2,544**
Credit operations	875	1,171	1,100
Financial guarantees	1,749	1,611	1,444
Payments and collections [(1)]	6,786	7,395	9,078
Economic, financial and brokerage advisory	5,131	4,920	3,596
Custody services	914	641	602
Other	4,375	3,608	3,112
Total	**46,997**	**47,071**	**45,731**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Note 23 - General and administrative expenses

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Compensation, payroll charges, welfare benefits, provision for labor claims, dismissals, training and other	(29,088)	(27,365)	(25,389)
Employees' profit sharing and share-based payment	(9,251)	(8,253)	(7,011)
Third-party and financial system services, security, transportation and travel expenses	(8,419)	(8,051)	(7,851)
Data processing and telecommunications	(5,886)	(5,190)	(5,027)
Installations and materials	(2,928)	(2,395)	(2,243)
Advertising, promotions and publicity	(1,740)	(1,976)	(1,996)
Depreciation and amortization	(7,419)	(7,177)	(6,529)
Selling - credit cards	(6,184)	(6,286)	(6,114)
Claims losses	(753)	(801)	(1,007)
Selling of non-financial products	-	(4,990)	(641)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(137)	(353)	(1,595)
Provision for lawsuits civil	(1,343)	(1,609)	(1,679)
Provision for tax and social security lawsuits and other risks	1,321	(1,019)	(726)
Other	(7,349)	(3,951)	(7,951)
Total	**(79,176)**	**(79,416)**	**(75,759)**

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [(1)]	20.00%

1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%.

F - 60

a) Expenses for taxes and contributions

Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Income / (loss) before income tax and social contribution	**50,250**	**47,556**	**39,700**
Charges (income tax and social contribution) at the rates in effect	(22,613)	(21,401)	(17,865)
Increase / decrease in income tax and social contribution charges arising from:			
Share of profit or (loss) of associates and joint ventures	1,809	1,478	1,168
Interest on capital	7,626	5,559	5,419
Other nondeductible expenses net of non taxable income (1)	2,483	4,931	2,593
Income tax and social contribution expenses	**(10,695)**	**(9,433)**	**(8,685)**
Related to temporary differences			
Increase / (reversal) for the period	6,294	4,005	2,862
(Expenses) / income from deferred taxes	**6,294**	**4,005**	**2,862**
Total income tax and social contribution expenses	**(4,401)**	**(5,428)**	**(5,823)**

1) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	**64,636**	**(20,385)**	**27,370**	**71,621**
Provision for expected credit loss	43,518	(5,664)	13,843	51,697
Related to tax losses and social contribution loss carryforwards	2,469	(2,053)	97	513
Provision for profit sharing	3,258	(3,258)	3,623	3,623
Provisions	6,277	(3,406)	2,993	5,864
Civil lawsuits	1,239	(665)	641	1,215
Labor claims	3,174	(1,386)	1,755	3,543
Tax and social security obligations	1,864	(1,355)	597	1,106
Legal obligations	375	(135)	140	380
Adjustments of operations carried out on the futures settlement market	787	(787)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	245	(245)	15	15
Provision relating to health insurance operations	365	-	120	485
Other	7,342	(4,837)	6,539	9,044
Reflected in stockholders' equity	**5,570**	**(1,882)**	**101**	**3,789**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	4,268	(1,872)	95	2,491
Cash flow hedge	392	(10)	-	382
Other	910	-	6	916
Total (1)	**70,206**	**(22,267)**	**27,471**	**75,410**

1) The balance of deferred tax assets includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026.

F - 61

F - 62 01/01/2024 12/31/2023 Realization / reversal Increase 12/31/2024 Reflected in income 58,714 (17,283) 23,205 64,636 Provision for expected credit loss 38,664 (7,436) 12,290 43,518 Related to tax losses and social contribution loss carryforwards 2,325 (385) 529 2,469 Provision for profit sharing 2,794 (2,794) 3,258 3,258 Provisions 5,869 (2,354) 2,762 6,277 Civil lawsuits 1,227 (730) 742 1,239 Labor claims 2,867 (1,509) 1,816 3,174 Tax and social security obligations 1,775 (115) 204 1,864 Legal obligations 279 (15) 111 375 Adjustments of operations carried out on the futures settlement market - - 787 787 Adjustment to fair value of financial assets - At fair value through profit or loss 755 (755) 245 245 Provision relating to health insurance operations 395 (30) - 365 Other 7,633 (3,514) 3,223 7,342 Reflected in stockholders’ equity 2,954 (244) 2,860 5,570 Adjustment to fair value of financial assets - At fair value through other comprehensive income 2,022 (244) 2,490 4,268 Cash flow hedge 108 - 284 392 Other 824 - 86 910 Total 61,668 (17,527) 26,065 70,206 Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively.

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2024	Realization / reversal	Increase	12/31/2025
Reflected in income	**9,065**	**(4,670)**	**5,524**	**9,919**
Supervenience of depreciation of finance lease	107	(9)	-	98
Adjustment of deposits in guarantee and provisions	1,754	(722)	657	1,689
Post-employment benefits	260	(37)	34	257
Adjustments of operations carried out on the futures settlement market	-	-	185	185
Adjustment to fair value of financial assets - At fair value through profit or loss	3,538	(3,538)	3,763	3,763
Taxation of results abroad – capital gains	764	(25)	9	748
Other	2,642	(339)	876	3,179
Reflected in stockholders' equity	**2,885**	**(764)**	**375**	**2,496**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,881	(764)	372	2,489
Post-employment benefits	4	-	3	7
Total (1)	**11,950**	**(5,434)**	**5,899**	**12,415**

1) The balance of deferred tax liabilities includes the effects brought by Supplementary Law No. 224/25 (Note 33b), which increased the rate of CSLL of certain companies of ITAÚ UNIBANCO HOLDING. This law will take effect in current tax as from April 1, 2026.

	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	**7,148**	**(2,368)**	**4,285**	**9,065**
Supervenience of depreciation of finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,572	(9)	191	1,754
Post-employment benefits	15	(15)	260	260
Adjustments of operations carried out on the futures settlement market	416	(416)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	3,538	3,538
Taxation of results abroad – capital gains	740	-	24	764
Other	2,825	(455)	272	2,642
Reflected in stockholders' equity	**1,389**	**(147)**	**1,643**	**2,885**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(143)	1,643	2,881
Post-employment benefits	8	(4)	-	4
Total	**8,537**	**(2,515)**	**5,928**	**11,950**

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 63,486 (R$ 58,859 at 12/31/2024) and R$ 491 (R$ 603 at 12/31/2024), respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets									
Realization year	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2026	17,848	23.8%	508	99.0%	18,356	24.3%	(1,139)	9.2%	17,217	27.3%
2027	10,849	14.5%	-	-	10,849	14.4%	(478)	3.9%	10,371	16.5%
2028	7,658	10.2%	1	0.2%	7,659	10.2%	(538)	4.3%	7,121	11.3%
2029	6,017	8.0%	1	0.2%	6,018	8.0%	(1,355)	10.9%	4,663	7.4%
2030	5,710	7.6%	2	0.4%	5,712	7.6%	(659)	5.3%	5,053	8.0%
After 2030	26,815	35.9%	1	0.2%	26,816	35.5%	(8,246)	66.4%	18,570	29.5%
Total	**74,897**	**100.0%**	**513**	**100.0%**	**75,410**	**100.0%**	**(12,415)**	**100.0%**	**62,995**	**100.0%**
Present value (1)	**60,235**		**484**		**60,719**		**(8,878)**		**51,841**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes the in realization of deferred tax assets presented above are not considered as an indication of future net income.

F - 63

F - 64 IV - Deferred tax assets not accounted for At 12/31/2025, deferred tax assets not accounted for correspond to R$ 586 (R$ 88 at 12/31/2024) and result from Management’s evaluation of their perspectives of realization in the long term. c) Tax liabilities Note 12/31/2025 12/31/2024 Taxes and contributions on income payable 6,436 4,364 Deferred tax liabilities 24b II 491 603 Other 4,655 6,378 Total 11,582 11,345 Current 9,895 8,444 Non-current 1,687 2,901 Note 25 - Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 12/31/2025 01/01 to 12/31/2024 (1) 01/01 to 12/31/2023 (1) Net income attributable to owners of the parent company 44,857 41,085 33,105 Minimum non-cumulative dividends on preferred shares (120) (120) (121) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (124) (124) (123) Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 22,624 20,687 16,631 Preferred 21,989 20,154 16,230 Total net income available to equity owners Common 22,748 20,811 16,754 Preferred 22,109 20,274 16,351 Weighted average number of outstanding shares Common 5,617,742,977 5,617,742,977 5,617,742,977 Preferred 5,459,926,630 5,472,801,129 5,482,580,990 Basic earnings per share – R$ Common 4.05 3.70 2.98 Preferred 4.05 3.70 2.98 1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2025	01/01 to 12/31/2024 (1)	01/01 to 12/31/2023 (1)
Net income available to preferred equity owners	**22,109**	**20,274**	**16,351**
Dividends on preferred shares after dilution effects	227	149	101
Net income available to preferred equity owners considering preferred shares after the dilution effect	**22,336**	**20,423**	**16,452**
Net income available to ordinary equity owners	**22,748**	**20,811**	**16,754**
Dividend on preferred shares after dilution effects	(227)	(149)	(101)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**22,521**	**20,662**	**16,653**
Adjusted weighted average of shares			
Common	5,617,742,977	5,617,742,977	5,617,742,977
Preferred	**5,571,684,620**	**5,552,704,085**	**5,549,980,489**
Preferred	5,459,926,630	5,472,801,129	5,482,580,990
Incremental as per share-based payment plans	111,757,990	79,902,956	67,399,499
Diluted earnings per share – R$			
Common	4.01	3.68	2.96
Preferred	4.01	3.68	2.96

1) For better comparability, the numbers of shares presented were adjusted to reflect bonus shares issued on March 20, 2025, in the proportion of one new share for every 10 held, and on December 30, 2025, in the proportion of three new shares for every 100 held.

There was no potentially antidilutive effect of the shares in share-based payment plans in any of the periods.

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard;

F - 65

Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	12/31/2025	12/31/2024
Demographic	Mortality table (1)	AT-2000	AT-2000
Financial	Nominal discount rate (2)	11.70% p.a.	11.59% p.a.
Financial	Inflation (3)	4.00% p.a.	4.00% p.a.

1) Correspond to those disclosed by SOA - Society of Actuaries, with the general application of a 10% increase, according to the adherence to the plan's population, in the probability of survival in relation to the respesctive basic tables.
2) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Long-term inflation projected.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk -** plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

F - 66

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Fixed income securities	**22,144**	**20,732**	**96.5%**	**96.5%**
Quoted in an active market	21,481	20,117	93.6%	93.6%
Non quoted in an active market	663	615	2.9%	2.9%
Variable income securities	**2**	**9**	**-**	**-**
Quoted in an active market	2	4	-	-
Non quoted in an active market	-	5	-	-
Structured investments	**125**	**120**	**0.5%**	**0.6%**
Non quoted in an active market	125	120	0.5%	0.6%
Real estate	**575**	**546**	2.6%	**2.5%**
Loans to participants	**91**	**83**	0.4%	**0.4%**
Total	**22,937**	**21,490**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and its subsidiaries, with a fair value of R$ 2 (R$ 1 at 12/31/2024), and real estate rented to group companies, with a fair value of R$ 508 (R$ 472 at 12/31/2024).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

F - 67

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		12/31/2025								
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amounts recognized in income (1+2+3+4)		**2,393**	**(2,108)**	**(493)**	**(208)**	**(16)**	**(10)**	**(26)**	**(61)**	**(295)**
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,393	(2,084)	(493)	(184)	50	(10)	40	(61)	(205)
4 - Other revenues and expenses (1)		-	-	-	-	(66)	-	(66)	-	(66)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**749**	**(445)**	**(300)**	**4**	**(10)**	**(5)**	**(15)**	**14**	**3**
5 - Effects on asset ceiling		-	-	(300)	(300)	-	(5)	(5)	-	(305)
6 - Remeasurements		762	(451)	-	311	(10)	-	(10)	14	315
Changes in demographic assumptions		-	151	-	151	-	-	-	-	151
Changes in financial assumptions		-	(384)	-	(384)	-	-	-	4	(380)
Experience of the plan (2)		762	(218)	-	544	(10)	-	(10)	10	544
7 - Exchange variation		(13)	6	-	(7)	-	-	-	-	(7)
Other (8+9+10)		**(1,695)**	**1,947**	**-**	**252**	**-**	**-**	**-**	**83**	**335**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,947)	1,947	-	-	-	-	-	83	83
10 - Contributions and investments from sponsor		252	-	-	252	-	-	-	-	252
Amounts at the end of the period		**22,937**	**(19,641)**	**(5,030)**	**(1,734)**	**339**	**(96)**	**243**	**(526)**	**(2,017)**
Amount recognized in Assets	18a				13			243	-	256
Amount recognized in Liabilities	18b				(1,747)			-	(526)	(2,273)

		12/31/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amounts recognized in income (1+2+3+4)		**2,226**	**(2,015)**	**(397)**	**(186)**	**105**	**(7)**	**98**	**(65)**	**(153)**
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses (1)		-	-	-	-	64	-	64	-	64
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(3,240)**	**2,762**	**290**	**(188)**	**(133)**	**6**	**(127)**	**88**	**(227)**
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan (2)		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		**(1,250)**	**1,808**	**-**	**558**	**-**	**-**	**-**	**191**	**749**
8 - Receipt by destination of resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at the end of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amount recognized in Assets	18a				17			284	-	301
Amount recognized in Liabilities	18b				(1,799)			-	(562)	(2,361)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

F - 68

Net interest correspond to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a. (On 01/01/2024 the rate used was 9.56% p.a.).

ITAÚ UNIBANCO HOLDING sponsors a Plano BD. The amount recognized in Liabilities is R$ 47, in Other comprehensive income is R$ 15 and in income/(expense) is R$ (6).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2026	01/01 to 12/31/2025	01/01 to 12/31/2024
Retirement plan - FIU	21	69	70
Retirement plan - FUNBEP	129	147	453
Total (1)	**150**	**216**	**523**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2026	2027	2028	2029	2030	2031 to 2035
Pension plan - FIU	7.95	1,219	1,263	1,305	1,345	1,383	7,381
Pension plan - FUNBEP	7.38	740	757	774	789	803	4,169
Other post-employment benefits	7.42	91	72	45	47	49	265
Total		**2,050**	**2,092**	**2,124**	**2,181**	**2,235**	**11,815**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5 p.p.	(669)	-	236	(17)	-	17
Decrease by 0.5 p.p.	716	-	(252)	19	-	(19)
Mortality table						
Increase by 5%	(234)	-	79	(9)	-	9
Decrease by 5%	245	-	(82)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	40	-	(40)
Decrease by 1 p.p.	-	-	-	(35)	-	35

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

F - 69

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2025			12/31/2024		
		(Assets) / liabilities	Income		(Assets) / liabilities	Income	
			Contractual	Financial		Contractual	Financial
General model (BBA)		**14,307**	**3,301**	**(826)**	**16,399**	**2,332**	**(1,385)**
Insurance	27a I	5,897	3,126	(309)	5,752	2,463	(268)
Private pension	27a II	8,410	175	(517)	10,647	(131)	(1,117)
Variable fee approach (VFA)	**27a II**	**338,116**	**1,543**	**(41,332)**	**289,823**	**1,869**	**(22,310)**
Private pension		338,116	1,543	(41,332)	289,823	1,869	(22,310)
Simplified model (PAA)	**27a I**	**618**	**2,725**	**8**	**611**	**2,335**	**16**
Insurance		642	2,765	4	631	2,382	11
Reinsurance		(24)	(40)	4	(20)	(47)	5
Total Insurance contracts and private pension		**353,041**	**7,569**	**(42,150)**	**306,833**	**6,536**	**(23,679)**
Insurance		**6,539**	**5,891**	**(305)**	**6,383**	**4,845**	**(257)**
Reinsurance		**(24)**	**(40)**	**4**	**(20)**	**(47)**	**5**
Private pension		**346,526**	**1,718**	**(41,849)**	**300,470**	**1,738**	**(23,427)**
Current		**16,861**	**-**	**-**	**17,913**	**-**	**-**
Non-current		**336,180**	**-**	**-**	**288,920**	**-**	**-**

Insurance of general model (BBA) are composed of assets of R$ (188) (R$ (46) at 12/31/2024) and liabilities of R$ 6,085 (R$ 5,798 at 12/31/2024).

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2025				12/31/2024			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**3,868**	**1,850**	**645**	**6,363**	**3,015**	**1,960**	**609**	**5,584**
Income from insurance contracts and private pension	(8,061)	469	1,741	(5,851)	(6,446)	(39)	1,687	(4,798)
Financial income from insurance contracts and private pension	104	(12)	11	103	233	(71)	-	162
Premiums received, claims and other expenses paid	7,616	-	(1,716)	5,900	7,066	-	(1,651)	5,415
Closing balance	**3,527**	**2,307**	**681**	**6,515**	**3,868**	**1,850**	**645**	**6,363**

	12/31/2025				12/31/2024			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**146**	**5,928**	**289**	**6,363**	**86**	**5,215**	**283**	**5,584**
Realization of insurance contractual margin	-	(6,369)	-	(6,369)	-	(5,194)	-	(5,194)
Actuarial remeasurements	993	(508)	33	518	1,557	(1,151)	(10)	396
Income from insurance contracts and private pension	**993**	**(6,877)**	**33**	**(5,851)**	**1,557**	**(6,345)**	**(10)**	**(4,798)**
New recognized insurance contracts	(6,885)	6,872	13	-	(6,760)	6,743	17	-
Financial income from insurance contracts and private pension	**(260)**	**374**	**(11)**	**103**	**(152)**	**315**	**(1)**	**162**
Recognized in income for the period	(88)	374	15	301	(76)	315	13	252
Recognized in other comprehensive income	(172)	-	(26)	(198)	(76)	-	(14)	(90)
Premiums received, claims and other expenses paid	5,900	-	-	5,900	5,415	-	-	5,415
Closing balance	**(106)**	**6,297**	**324**	**6,515**	**146**	**5,928**	**289**	**6,363**

F - 70

II - Private pension

	12/31/2025				12/31/2024			
	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total	Liability for remaining coverage	Loss component of the liability for remaining coverage	Liability for incurred claims	Total
Opening balance - 01/01	**299,662**	**716**	**92**	**300,470**	**265,128**	**595**	**98**	**265,821**
Income from insurance contracts and private pension	(77,896)	(222)	76,400	(1,718)	(89,794)	137	87,919	(1,738)
Financial income from insurance contracts and private pension	40,997	(345)	5	40,657	22,753	(16)	(1)	22,736
Premiums received, claims and other expenses paid	83,515	-	(76,398)	7,117	101,575	-	(87,924)	13,651
Closing Balance	**346,278**	**149**	**99**	**346,526**	**299,662**	**716**	**92**	**300,470**

	12/31/2025				12/31/2024			
	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total	Estimate of present value of future cash flows	Contractual service margin	Risk adjustment for non-financial risk	Total
Opening balance - 01/01	**279,220**	**20,944**	**306**	**300,470**	**245,564**	**19,936**	**321**	**265,821**
Realization of insurance contractual margin	-	(1,572)	-	(1,572)	-	(1,899)	-	(1,899)
Actuarial remeasurements	(1,706)	1,594	(34)	(146)	379	(196)	(22)	161
Income from insurance contracts and private pension	**(1,706)**	**22**	**(34)**	**(1,718)**	**379**	**(2,095)**	**(22)**	**(1,738)**
New recognized insurance contracts	(3,597)	3,589	8	-	(3,103)	3,097	6	-
Financial Income from insurance contracts and private pension	**40,656**	**6**	**(5)**	**40,657**	**22,729**	**6**	**1**	**22,736**
Recognized in income for the period	41,832	6	11	41,849	23,410	6	11	23,427
Recognized in other comprehensive income	(1,176)	-	(16)	(1,192)	(681)	-	(10)	(691)
Premiums received, claims and other expenses paid	7,117	-	-	7,117	13,651	-	-	13,651
Closing balance	**321,690**	**24,561**	**275**	**346,526**	**279,220**	**20,944**	**306**	**300,470**

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 335,480 (R$ 287,919 at 12/31/2024).

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual service margin in income according to the terms and amounts shown below:

Period	12/31/2025			12/31/2024		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
1 year	3,132	2,072	5,204	2,388	2,068	4,456
2 years	1,880	2,248	4,128	1,638	2,084	3,722
3 years	956	2,410	3,366	1,188	2,115	3,303
4 years	263	2,242	2,505	580	2,077	2,657
5 years	58	2,083	2,141	115	1,935	2,050
Over 5 years	8	13,506	13,514	19	10,665	10,684
Total	**6,297**	**24,561**	**30,858**	**5,928**	**20,944**	**26,872**

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 1,794 (R$ 2,241 from 01/01 to 12/31/2024), with the balance of margin of these contracts corresponding to R$ 18,087 (R$ 17,798 at 12/31/2024).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2025					12/31/2024				
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	7.29%	8.04%	7.98%	7.58%	7.34%	7.43%	5.69%	6.29%	6.18%	5.88%
IPCA	9.13%	7.80%	7.62%	7.23%	7.04%	7.63%	8.05%	7.79%	7.59%	7.36%
TR	11.69%	11.33%	11.55%	11.65%	11.63%	13.07%	13.48%	13.24%	12.78%	12.58%

F - 71

d) Claims development

Occurrence date	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025	Total
At the end of event period	1,265	1,167	1,125	1,205	1,240	
After 1 year	1,530	1,416	1,383	1,467		
After 2 years	1,571	1,444	1,421			
After 3 years	1,584	1,460				
After 4 years	1,596					
Accumulated payments through base date	1,562	1,445	1,409	1,457	1,155	7,028
Liabilities recognized in the balance sheet						732
Liabilities in relation to prior periods						19
Other estimates						32
Adjustment to present value						(46)
Risk adjustment to non-financial risk						43
Liability for claims incurred at 12/31/2025						**780**

Note 28 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Assets and liabilities measured at fair value

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

F - 72

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	12/31/2025				12/31/2024			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Financial assets	**616,603**	**128,416**	**723**	**745,742**	**535,394**	**128,576**	**2,158**	**666,128**
Financial assets at fair value through other comprehensive income	**128,557**	**3,662**	**254**	**132,473**	**103,319**	**2,766**	**218**	**106,303**
Government securities	**120,890**	**-**	**-**	**120,890**	**98,873**	**-**	**-**	**98,873**
Brazil	81,763	-	-	81,763	64,377	-	-	64,377
Latin America	25,143	-	-	25,143	21,470	-	-	21,470
Abroad	13,984	-	-	13,984	13,026	-	-	13,026
Corporate securities	**6,948**	**3,603**	**252**	**10,803**	**3,937**	**2,709**	**218**	**6,864**
Rural product note	-	-	-	-	-	126	-	126
Bank deposit certificates	-	167	-	167	-	83	-	83
Real estate receivables certificates	-	222	-	222	-	57	-	57
Debentures	2,248	1,913	252	4,413	761	519	218	1,498
Eurobonds and other	4,700	1,171	-	5,871	3,162	1,650	-	4,812
Financial credit bills	-	5	-	5	-	53	-	53
Other	-	125	-	125	14	221	-	235
Shares	**719**	**59**	**2**	**780**	**509**	**57**	**-**	**566**
Financial assets at fair value through profit or loss	**488,046**	**124,754**	**469**	**613,269**	**432,075**	**125,810**	**1,940**	**559,825**
Government securities	**398,919**	**3,955**	**-**	**402,874**	**364,740**	**2,810**	**-**	**367,550**
Brazil	392,506	3,952	-	396,458	358,886	2,810	-	361,696
Latin America	6,012	3	-	6,015	4,381	-	-	4,381
Abroad	401	-	-	401	1,473	-	-	1,473
Corporate securities	**75,221**	**69,789**	**365**	**145,375**	**58,396**	**69,062**	**1,834**	**129,292**
Rural product note	-	636	-	636	-	941	-	941
Bank deposit certificates	-	1,108	-	1,108	-	450	-	450
Real estate receivables certificates	249	1,714	83	2,046	265	1,289	100	1,654
Debentures	71,016	26,612	278	97,906	55,942	29,466	1,734	87,142
Eurobonds and other	3,001	97	-	3,098	1,968	23	-	1,991
Financial bills	-	37,343	2	37,345	-	33,071	-	33,071
Promissory and commercial notes	-	1,174	-	1,174	-	1,216	-	1,216
Other	955	1,105	2	2,062	221	2,606	-	2,827
Shares	**12,126**	**12,945**	**104**	**25,175**	**7,659**	**18,115**	**106**	**25,880**
Investment funds	**1,780**	**38,065**	**-**	**39,845**	**1,280**	**35,823**	**-**	**37,103**
Designated as fair value through profit or loss	**15,505**	**-**	**-**	**15,505**	**318**	**-**	**-**	**318**
Government securities	**15,505**	**-**	**-**	**15,505**	**318**	**-**	**-**	**318**
Brazil	57	-	-	57	43	-	-	43
Latin America	15,448	-	-	15,448	275	-	-	275
Other financial assets	**-**	**3,092**	**-**	**3,092**	**-**	**1,612**	**-**	**1,612**
Non-financial assets	**4,139**	**-**	**-**	**4,139**	**2,345**	**-**	**-**	**2,345**
Financial liabilities	**-**	**(1,686)**	**-**	**(1,686)**	**-**	**(862)**	**-**	**(862)**
Financial liabilities at fair value through profit or loss	**-**	**(1,686)**	**-**	**(1,686)**	**-**	**(862)**	**-**	**(862)**
Structured notes	-	(57)	-	(57)	-	(318)	-	(318)
Other financial liabilities	-	(1,629)	-	(1,629)	-	(544)	-	(544)

F - 73

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2025				12/31/2024			
	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3	Fair value
Assets	**21**	**72,982**	**381**	**73,384**	**5**	**92,062**	**372**	**92,439**
Options	-	11,707	19	11,726	-	21,139	31	21,170
Forward	4	4,586	17	4,607	-	1,721	18	1,739
Swaps	-	46,839	345	47,184	-	55,106	322	55,428
NDF	-	8,351	-	8,351	-	12,207	-	12,207
Credit derivatives	-	615	-	615	-	632	1	633
Other	17	884	-	901	5	1,257	-	1,262
Liabilities	**(418)**	**(67,760)**	**(1,582)**	**(69,760)**	**(67)**	**(85,171)**	**(175)**	**(85,413)**
Options	(30)	(8,350)	(22)	(8,402)	-	(20,580)	(8)	(20,588)
Forward	(338)	(4,028)	(15)	(4,381)	-	(1,435)	(15)	(1,450)
Swaps	-	(43,908)	(1,545)	(45,453)	-	(51,242)	(152)	(51,394)
NDF	-	(10,929)	-	(10,929)	-	(10,761)	-	(10,761)
Credit derivatives	-	(367)	-	(367)	-	(795)	-	(795)
Other	(50)	(178)	-	(228)	(67)	(358)	-	(425)

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Changes in the fair value hierarchy

In the periods, there were no material transfer between Level 1 and Level 2.

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivatives classified in Level 3 correspond to swaps and options.

F - 74

	Fair value at 12/31/2024	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2025	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	**2,158**	**200**	**5**	**64**	**(1,640)**	**(64)**	**723**	**(277)**
At fair value through other comprehensive income	**218**	**46**	**5**	**6**	**(22)**	**1**	**254**	**(1)**
Corporate securities	**218**	**46**	**5**	**6**	**(22)**	**(1)**	**252**	**(1)**
Debentures	218	46	5	-	(16)	(1)	252	(1)
Financial bills	-	-	-	6	(6)	-	-	-
Shares	**-**	**-**	**-**	**-**	**-**	**2**	**2**	**-**
At fair value through profit or loss	**1,940**	**154**	**-**	**58**	**(1,618)**	**(65)**	**469**	**(276)**
Corporate securities	**1,834**	**198**	**-**	**16**	**(1,618)**	**(65)**	**365**	**(120)**
Real estate receivables certificates	100	8	-	1	-	(26)	83	(75)
Debentures	1,734	190	-	3	(1,606)	(43)	278	(45)
Eurobonds and other	-	-	-	12	(12)	-	-	-
Financial bills	-	-	-	-	-	2	2	-
Other	-	-	-	-	-	2	2	-
Shares	**106**	**(44)**	**-**	**42**	**-**	**-**	**104**	**(156)**
Derivatives - assets	**372**	**134**	**-**	**349**	**(223)**	**(251)**	**381**	**(265)**
Forward	18	(2)	-	1	-	-	17	-
Option	31	(7)	-	108	(113)	-	19	(37)
Swaps	322	143	-	240	(109)	(251)	345	(228)
Credit derivatives	1	-	-	-	(1)	-	-	-
Derivatives - liabilities	**(175)**	**(402)**	**-**	**(1,356)**	**430**	**(79)**	**(1,582)**	**390**
Forward	(15)	-	-	(15)	15	-	(15)	-
Option	(8)	(19)	-	(75)	79	1	(22)	(6)
Swaps	(152)	(383)	-	(1,266)	336	(80)	(1,545)	396

	Fair value at 12/31/2023	Total gains or losses (realized/unrealized)		Purchases	Settlements	Transfers in the hierarchy	Fair value at 12/31/2024	Total gains or losses (unrealized)
		Income	Other comprehensive income					
Financial assets	**2,371**	**298**	**6**	**1,713**	**(957)**	**(1,273)**	**2,158**	**(994)**
At fair value through other comprehensive income	**253**	**12**	**6**	**504**	**(372)**	**(185)**	**218**	**-**
Corporate securities	**60**	**12**	**6**	**504**	**(179)**	**(185)**	**218**	**-**
Debentures	-	7	(1)	216	(144)	140	218	-
Eurobonds and other	60	5	7	288	(35)	(325)	-	-
Shares	**193**	**-**	**-**	**-**	**(193)**	**-**	**-**	**-**
At fair value through profit or loss	**2,118**	**286**	**-**	**1,209**	**(585)**	**(1,088)**	**1,940**	**(994)**
Corporate securities	**2,047**	**250**	**-**	**1,206**	**(581)**	**(1,088)**	**1,834**	**(896)**
Real estate receivables certificates	126	(27)	-	83	(95)	13	100	(78)
Debentures	1,895	306	-	950	(259)	(1,158)	1,734	(818)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	132	(87)	(9)	-	-
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	(136)	83	-	-
Shares	**71**	**36**	**-**	**3**	**(4)**	**-**	**106**	**(98)**
Derivatives - assets	**262**	**176**	**-**	**235**	**(216)**	**(85)**	**372**	**270**
Forward	19	(1)	-	-	-	-	18	-
Option	6	13	-	67	(47)	(8)	31	(2)
Swaps	236	164	-	168	(169)	(77)	322	271
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	**(389)**	**(215)**	**-**	**(306)**	**239**	**496**	**(175)**	**13**
Forward	(16)	1	-	-	-	-	(15)	-
Option	(1)	17	-	(54)	23	7	(8)	7
Swaps	(372)	(233)	-	(252)	216	489	(152)	6

F - 75

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		12/31/2025		12/31/2024	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(5.6)	(0.1)	(7.4)	(0.1)
	II	(141.6)	(3.2)	(185.8)	(3.1)
	III	(283.7)	(6.4)	(372.2)	(6.2)
Commodities, Indexes and Shares	I	(5.4)	-	(5.7)	-
	II	(10.8)	-	(11.4)	-
Nonlinear	I	(25.5)	-	(25.1)	-
	II	(40.8)	-	(45.8)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities measured at amortized cost

	12/31/2025		12/31/2024	
	Book value	Fair value	Book value	Fair value
Financial assets at amortized cost (1)	**2,042,788**	**2,041,928**	**1,912,804**	**1,908,145**
Central Bank of Brazil deposits	167,275	167,275	160,698	160,698
Interbank deposits	66,169	66,169	66,925	66,925
Securities purchased under agreements to resell	280,592	280,592	243,219	243,219
Securities	327,473	326,895	323,852	322,079
Loan and lease operations	1,037,250	1,036,968	981,397	978,511
Other financial assets	164,029	164,029	136,713	136,713
Financial liabilities at amortized cost	**2,350,901**	**2,347,651**	**2,148,776**	**2,150,952**
Deposits	1,114,482	1,114,434	1,054,741	1,054,745
Securities sold under repurchase agreements	434,607	434,607	388,787	388,787
Interbank market funds	406,170	402,669	372,294	372,587
Institutional market funds	154,194	154,493	140,547	142,426
Other financial liabilities	241,448	241,448	192,407	192,407

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments measured at amortized cost are:

- **Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The book value for these instruments is close to their fair values.

- **Interbank deposits, Deposits, Interbank market funds and Institutional market funds -** They are calculated by discounting estimated cash flows at market interest rates.

F - 76

F - 77 • Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models. • Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. • Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of Financial guarantees, which amount to R$ 134,105 (R$ 123,915 at 12/31/2024) with an estimated fair value of R$ 1,295 (R$ 988 at 12/31/2024). Note 29 - Provisions, contingent assets and contingent liabilities The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII. In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

F - 78 In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and subsequently extended for another 30 months, subject to the reporting of the number of adhesions over the first period. In May 2025, the Federal Supreme Court (STF) unanimously declared the constitutionality of the economic plans Bresser (1987), Verão (1989), Collor I (1990) and Collor II (1991) and reaffirmed the approval of the collective bargaining agreement. As a result of this decision, the deadline for adhesion was extended by another 24 months. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		12/31/2025			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,207**	**8,213**	**1,066**	**12,486**
(-) Provisions guaranteed by indemnity clause	2c XII	(169)	(671)	-	(840)
Subtotal		**3,038**	**7,542**	**1,066**	**11,646**
Adjustment / Interest	23	115	578	-	693
Changes in the period reflected in income	**23**	**1,228**	**3,334**	**364**	**4,926**
Increase		1,835	3,793	650	6,278
Reversal		(607)	(459)	(286)	(1,352)
Payment / Transfer		(1,426)	(3,173)	(37)	(4,636)
Subtotal		**2,955**	**8,281**	**1,393**	**12,629**
(+) Provisions guaranteed by indemnity clause	2c XII	197	565	-	762
Closing balance		**3,152**	**8,846**	**1,393**	**13,391**
Current		**1,434**	**3,176**	**687**	**5,297**
Non-current		**1,718**	**5,670**	**706**	**8,094**

		12/31/2024			
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**
Adjustment / Interest	23	122	515	-	637
Changes in the period reflected in income	**23**	**1,487**	**3,539**	**325**	**5,351**
Increase		2,062	3,958	325	6,345
Reversal		(575)	(419)	-	(994)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)
Subtotal		**3,038**	**7,542**	**1,066**	**11,646**
(+) Provisions guaranteed by indemnity clause	2c XII	169	671	-	840
Closing balance		**3,207**	**8,213**	**1,066**	**12,486**
Current		**1,535**	**3,443**	**115**	**5,093**
Non-current		**1,672**	**4,770**	**951**	**7,393**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	12/31/2025	12/31/2024
Opening balance - 01/01		**6,723**	**6,579**
(-) Provisions guaranteed by indemnity clause	2c XII	(83)	(79)
Subtotal		**6,640**	**6,500**
Adjustment / Interest (1)		929	543
Changes in the period reflected in income		**(1,293)**	**(274)**
Increase (1)		579	61
Reversal (1)		(1,872)	(335)
Payment		(1,963)	(129)
Subtotal		**4,313**	**6,640**
(+) Provisions guaranteed by indemnity clause	2c XII	87	83
Closing balance		**4,400**	**6,723**
Current		**-**	**-**
Non-current		**4,400**	**6,723**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

F - 79

F - 80 The main discussion related to tax and social security provisions is described below: • PIS and COFINS – Calculation Basis – R$ 34: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 10. During the period, ITAÚ UNIBANCO HOLDING adhered to notices 25/2024 (deduction of tax amortization of goodwill in the calculation of IRPJ and CSLL), 27/2024 (levy of social security contributions on amounts paid as PLR to employees and individual taxpayers), 54/2025 (demutualization of the Stock Exchange) and 19/2025 (high economic impact judicial credits), of the Comprehensive Transaction Program instituted by the Ministry of Finance. In addition, a provision was recognized for tax contingency. The net effect on income was R$ 550. III - Contingencies not provided for in the balance sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of: Civil lawsuits and labor claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,043 (R$ 5,480 at 12/31/2024), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 1,236 (R$ 1,048 at 12/31/2024). Tax and social security obligations Tax and social security obligations of possible loss totaled R$ 42,145 (R$ 52,872 at 12/31/2024), and the main cases are described below: • INSS – Non-compensatory Amounts – R$ 2,412: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options. • ISS – Banking Activities/Provider Establishment – R$ 9,413: the levy and/or payment place of ISS for certain banking revenues are discussed. • IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,808: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies is discussed. • IRPJ and CSLL – Goodwill – Deduction – R$ 1,690: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed. • PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,646: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed. • IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,476: cases in which the liquidity and the certainty of credits offset are discussed. • IRPJ and CSLL – Disallowance of Losses – R$ 5,848: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision. • IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,679: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 387 (R$ 358 at 12/31/2024) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING basically consist of:

		12/31/2025				12/31/2024
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,569	2,004	9,924	**13,497**	**13,662**
Investment fund quotas		260	62	-	**322**	**534**
Surety		78	14	5,418	**5,510**	**5,453**
Insurance bond		2,562	2,220	20,859	**25,641**	**22,432**
Guarantee by government securities		-	-	411	**411**	**361**
Total		**4,469**	**4,300**	**36,612**	**45,381**	**42,442**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Business**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Business**

  It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

- **Activities with the Market + Corporation**

  Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk.

F - 81

F - 82 Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [(1)]
	01/01 to 12/31/2025					
Operating revenues	**112,204**	**62,620**	**9,569**	**184,393**	**(16,613)**	**167,780**
Interest margin	70,383	45,248	8,778	124,409	(11,685)	112,724
Commissions and Banking Fees	29,798	16,639	454	46,891	106	46,997
Income from insurance and private pension operations before claim and selling expenses	12,023	733	337	13,093	(4,362)	8,731
Other revenues	-	-	-	-	(672)	(672)
Cost of Credit	**(31,616)**	**(4,994)**	**-**	**(36,610)**	**7,777**	**(28,833)**
Claims	**(1,624)**	**(34)**	**-**	**(1,658)**	**1,658**	**-**
Operating margin	**78,964**	**57,592**	**9,569**	**146,125**	**(7,178)**	**138,947**
Other operating income / (expenses)	**(51,604)**	**(23,175)**	**(2,777)**	**(77,556)**	**(11,141)**	**(88,697)**
Non-interest expenses	(44,462)	(20,278)	(2,045)	(66,785)	(12,391)	(79,176)
Tax expenses for ISS, PIS and COFINS and Other	(7,142)	(2,897)	(732)	(10,771)	(167)	(10,938)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,417	1,417
Income before income tax and social contribution	**27,360**	**34,417**	**6,792**	**68,569**	**(18,319)**	**50,250**
Income tax and social contribution	**(7,701)**	**(10,652)**	**(2,043)**	**(20,396)**	**15,995**	**(4,401)**
Non-controlling interests	**(529)**	**(759)**	**(55)**	**(1,343)**	**351**	**(992)**
Net income	**19,130**	**23,006**	**4,694**	**46,830**	**(1,973)**	**44,857**
12/31/2025 - Total assets [(*)] -	**1,896,887**	**1,464,874**	**101,085**	**3,096,277**	**(30,108)**	**3,066,169**
12/31/2025 - Total liabilities -	**1,820,419**	**1,374,833**	**61,964**	**2,890,647**	**(39,554)**	**2,851,093**
[(*)] Includes:						
Investments in associates and joint ventures	2,669	-	6,280	8,949	1,891	10,840
Fixed assets, net	7,724	1,871	-	9,595	3,040	12,635
Goodwill and Intangible assets, net	8,322	10,037	-	18,359	5,740	24,099

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 35,452 (R$ 74,980 from 01/01 to 12/31/2024), result of financial assets and liabilities at fair value through profit or loss of R$ 58,054 (R$ 32,011 from 01/01 to 12/31/2024) and foreign exchange results and exchange variations in foreign transactions of R$ 19,218 (R$ (3,143) from 01/01 to 12/31/2024).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (7,419) (R$ (7,177) from 01/01 to 12/31/2024).

F - 83

	01/01 to 12/31/2024					
	Retail Business	**Wholesale Business**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated** (1)
Operating revenues	**101,057**	**58,014**	**9,887**	**168,958**	**(908)**	**168,050**
Interest margin	61,956	41,259	9,232	112,447	(8,599)	103,848
Commissions and Banking Fees	28,559	16,176	375	45,110	1,961	47,071
Income from insurance and private pension operations before claim and selling expenses	10,542	579	280	11,401	(4,419)	6,982
Other revenues	-	-	-	-	10,149	10,149
Cost of Credit	**(29,819)**	**(4,675)**	**-**	**(34,494)**	**2,183**	**(32,311)**
Claims	**(1,589)**	**(26)**	**-**	**(1,615)**	**1,615**	**-**
Operating margin	**69,649**	**53,313**	**9,887**	**132,849**	**2,890**	**135,739**
Other operating income / (expenses)	**(48,552)**	**(21,248)**	**(2,541)**	**(72,341)**	**(15,842)**	**(88,183)**
Non-interest expenses	(41,946)	(18,438)	(1,755)	(62,139)	(17,277)	(79,416)
Tax expenses for ISS, PIS and COFINS and Other	(6,606)	(2,810)	(786)	(10,202)	388	(9,814)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,047	1,047
Income before income tax and social contribution	**21,097**	**32,065**	**7,346**	**60,508**	**(12,952)**	**47,556**
Income tax and social contribution	**(5,482)**	**(10,502)**	**(1,879)**	**(17,863)**	**12,435**	**(5,428)**
Non-controlling interests	**(491)**	**(650)**	**(101)**	**(1,242)**	**199**	**(1,043)**
Net income	**15,124**	**20,913**	**5,366**	**41,403**	**(318)**	**41,085**
12/31/2024 - Total assets (*) **-**	**1,842,885**	**1,418,456**	**243,230**	**3,048,537**	**(194,062)**	**2,854,475**
12/31/2024 - Total liabilities -	**1,774,738**	**1,333,954**	**185,422**	**2,838,080**	**(204,889)**	**2,633,191**
(*) Includes:						
Investments in associates and joint ventures	2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net (2)	7,490	1,590	-	9,080	4,183	13,263
Goodwill and Intangible assets, net	8,808	9,383	-	18,191	5,806	23,997

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

F - 84

	01/01 to 12/31/2023					
	Retail Business	**Wholesale Business**	**Activities with the Market + Corporation**	**ITAÚ UNIBANCO**	**Adjustments**	**IFRS consolidated [(1)]**
Operating revenues	**96,595**	**54,631**	**5,572**	**156,798**	**(1,827)**	**154,971**
Interest margin	59,099	39,980	5,019	104,098	(6,386)	97,712
Commissions and Banking Fees	28,016	14,274	309	42,599	3,132	45,731
Income from insurance and private pension operations before claim and selling expenses	9,480	377	244	10,101	(3,488)	6,613
Other revenues	-	-	-	-	4,915	4,915
Cost of Credit	**(32,139)**	**(4,803)**	**-**	**(36,942)**	**6,497**	**(30,445)**
Claims	**(1,487)**	**(22)**	**-**	**(1,509)**	**1,509**	**-**
Operating margin	**62,969**	**49,806**	**5,572**	**118,347**	**6,179**	**124,526**
Other operating income / (expenses)	**(45,560)**	**(20,373)**	**(1,864)**	**(67,797)**	**(17,029)**	**(84,826)**
Non-interest expenses	(39,085)	(17,722)	(1,360)	(58,167)	(17,592)	(75,759)
Tax expenses for ISS, PIS and COFINS and Other	(6,475)	(2,651)	(504)	(9,630)	(357)	(9,987)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	920	920
Income before income tax and social contribution	**17,409**	**29,433**	**3,708**	**50,550**	**(10,850)**	**39,700**
Income tax and social contribution	**(4,232)**	**(9,022)**	**(935)**	**(14,189)**	**8,366**	**(5,823)**
Non-controlling interests	**(78)**	**(655)**	**(10)**	**(743)**	**(29)**	**(772)**
Net income	**13,099**	**19,756**	**2,763**	**35,618**	**(2,513)**	**33,105**
12/31/2023 — Total assets [(*)] -	**1,677,189**	**1,228,153**	**195,290**	**2,696,522**	**(153,422)**	**2,543,100**
12/31/2023 — Total liabilities -	**1,610,852**	**1,150,141**	**150,705**	**2,507,587**	**(163,537)**	**2,344,050**
[(*)] Includes:						
Investments in associates and joint ventures	2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net	7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net	9,419	8,338	-	17,757	5,607	23,364

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 64,135, result of financial assets and liabilities at fair value through profit or loss of R$ 29,145 and foreign exchange results and exchange variations in foreign transactions of R$ 4,432.

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (6,529).

F - 85

F - 86 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 12/31/2025 12/31/2024 Brazil Abroad Total Brazil Abroad Total Non-current assets (3) 30,646 6,088 36,734 27,940 5,250 33,190 01/01 to 12/31/2025 01/01 to 12/31/2024 01/01 to 12/31/2023 Brazil Abroad Total Brazil Abroad Total Brazil Abroad Total Income related to interest and similar (1,2,3) 278,006 54,056 332,062 219,281 51,845 271,126 221,534 34,428 255,962 Income from insurance contracts and private pension (3) 8,731 - 8,731 6,982 - 6,982 6,613 - 6,613 Commissions and Banking Fees (3) 41,062 5,935 46,997 41,888 5,183 47,071 41,147 4,584 45,731 1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions. 2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. 3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

F - 87 Note 31 - Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Parent companies: IUPAR, E. JOHNSTON and ITAÚSA. • Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A.; Concessionária Rota Sorocabana S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2025				12/31/2024			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets								
Interbank investments	-	1,328	-	1,328	-	820	-	820
Loan operations	-	232	408	640	-	141	448	589
Securities and derivatives (assets and liabilities)	-	795	3,380	4,175	527	373	3,211	4,111
Other assets	-	406	301	707	-	437	54	491
Total assets	**-**	**2,761**	**4,089**	**6,850**	**527**	**1,771**	**3,713**	**6,011**
Liabilities								
Deposits	(47)	(80)	(1,159)	(1,286)	-	(129)	(1,157)	(1,286)
Securities sold under repurchase agreements	-	(287)	(793)	(1,080)	-	(279)	(71)	(350)
Debt instruments	-	(84)	(213)	(297)	-	(29)	(146)	(175)
Interbank and Interbranch accounts (assets and liabilities)	-	(290)	-	(290)	-	-	-	-
Other liabilities	-	(200)	(4,263)	(4,463)	(2)	(13)	(1,576)	(1,591)
Total Liabilities	**(47)**	**(941)**	**(6,428)**	**(7,416)**	**(2)**	**(450)**	**(2,950)**	**(3,402)**

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2025				01/01 to 12/31/2024				01/01 to 12/31/2023			
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of Income												
Income	41	263	14	318	156	91	914	1,161	173	48	629	850
Expenses	(5)	(29)	(230)	(264)	-	(74)	(482)	(556)	-	(20)	(298)	(318)
Other operating income / (expenses)	7	(261)	(481)	(735)	14	(167)	(839)	(992)	14	(81)	(196)	(263)
Income	**43**	**(27)**	**(697)**	**(681)**	**170**	**(150)**	**(407)**	**(387)**	**187**	**(53)**	**135**	**269**

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 213, Liabilities of R$ (11,290) and Results of R$ (44) (R$ 191, R$ (7,641) at 12/31/2024 and R$ 19 and R$ (62) from 01/01 to 12/31/2024 and 01/01 to 12/31/2023, respectively).

F - 88

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Fees	(851)	(711)	(686)
Profit sharing	(548)	(321)	(275)
Post-employment benefits	(10)	(10)	(6)
Share-based payment plan	(357)	(229)	(179)
Total	**(1,766)**	**(1,271)**	**(1,146)**

Total amount related to share-based payment plans, personnel expenses and post-employment benefits are detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite articulates the set of guidelines of the Board of Directors on strategy and risk taking, defining the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that permeate the whole institution and that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the implementation of a continuous and integrated risk management structure, of the Risk Appetite framework, which is composed of Risk Appetite Statement (RAS) of the Board of Directors, risk appetite policy and the set of metrics for monitoring the main risks according to the limits established, the stress test program, the organization of a Risk Committee and the appointment, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities, and independence requirements.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The principles that determine the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles (conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management), which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

F - 89

F - 90 • Risk pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that its known and understood, avoiding risks about which there is no knowledge or do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: the institution has a low appetite for volatility in its results, for this reason, accordingly it operates with a diversified base of customers, products and business, seeking the differentiation of risks, in addition to prioritizing less risky businesses. • Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason the institution promotes an institutional environment of integrity, educating all employees to cultivate ethical relationships and businesses and as well as respecting the norms, and therefore looking after the institution’s reputation. The Board of Directors is the maximum body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, chaired by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, who are responsible for risks and capital management performing delegated duties on these topics, and their decisions are monitored by the CGRC. To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the established policies and procedures. ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place. Locally, the Bank follows the standards established by the Central Bank of Brazil (Bacen), particularly Resolution 4,557/17, which sets forth the risk and capital management structure of financial institutions, by the Securities and Exchange Commission (CVM) and by the Superintendence of Private Insurance (SUSEP), among other regulators and applicable standards. At the international level, ITAÚ UNIBANCO HOLDING follows the standards established by the Basel Committee for Banking Supervision, the Securities and Exchange Commission (SEC) of the United States and the local regulations of the countries where it is present. In addition, ITAÚ UNIBANCO HOLDING adheres to guidelines such as the Foreign Account Tax Compliance Act (FATCA), the Principles for Responsible Banking (PRB) of the United Nations Environment Programme - Finance Initiative and the Guidelines for Multinational Companies of the Organization for Economic Cooperation and Development (OECD), pointing out some representative examples. The Bank also adopts practices in line with International Financial Reporting Standards (IFRS) and best corporate governance practices that are globally recognized. Additionally, ITAÚ UNIBANCO HOLDING also has governance to identify and monitor emerging risks, which are those newly identified with medium and long term impact, potentially material on business, but for which there are not sufficient elements yet for their full assessment, due to the number of factors and impacts not fully known yet, since they have no precedents and therefore have never been addressed in the past. Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of governance, namely: • 1st line of governance: business areas and corporate support areas are directly responsible for identifying, measuring, assessing, monitoring, reporting, controlling, and mitigating the risks arising therefrom. • 2nd line of governance: risk area aims at ensuring, independently and centrally, that the institution’s risks are managed in compliance with policies and procedures established, setting parameters for the risk management process and its supervision. Such control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions.

F - 91 • 3rd line of governance: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. b) Risk Management Risk appetite Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment. The Risk Appetite framework is composed of the Risk Appetite Statement (RAS) by the Board of Directors, the Risk Appetite policy, and the set of metrics for monitoring the main risks according to the limits established. Considering the strategic guidelines of ITAÚ UNIBANCO HOLDING, the Risk Appetite and its dimensions are based on the following Statement: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” To make RAS tangible, Risk Appetite was segmented in six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements, to get a comprehensive view of our exposures on acceptable risk types and levels: • Capitalization: reflects the Bank’s level of protection against significant losses that could lead to regulatory non-compliance or insolvency. Establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored through following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: reflects the Bank’s level of protection against a long period of funding stress that could lead to illiquidity and possible bankruptcy. Establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

F - 92 • Composition of results: the purpose is to ensure the stability and sustainability of results, restricting excessive volatility and avoiding portfolio concentrations and significant deviations in pricing and provisions. Establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. To do so, it monitors Credit risk indicators, including social, environmental and climate dimensions, Market, and Interest Rate Risk in the Banking Book (IRRBB), Underwriting and Business & Profitability. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: addresses operating risks that may jeopardize the Bank’s business and operation, focusing on controlling events that may negatively impact the business strategy and operation. • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored through ethical behavior and conservative compliance with regulatory standards. • Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators. The metrics translate the RAS and dimensions into monitorable indicators, which capture the main risks incurred by the institution. They are periodically monitored and reported to the executive level, the Risk and Capital Management Committee and the Board of Directors, which guides the taking of preventive measures to ensure that exposures are within limits established and aligned with our strategy. The Board of Directors is responsible for the establishment and approval risk appetite guidelines and limits, performing its activities with the support of the CGRC and the Chief Risk Officer (CRO). The governance of Risk Appetite is registered in internal policy, established, reviewed, and also approved by the Board of Directors. I - Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among others. With respect to individuals, small and medium size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship). For wholesale public and agribusiness, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

F - 93 The rating models for large companies incorporate Report on Environmental, Social and Climate Risks and Opportunities (GRSAC) through a questionnaire, which considers: • Social: events associated with the violation of fundamental rights and guarantees or acts detrimental to the common interest, such as inadequate working conditions and negative impacts on local communities. Management prioritizes the protection of human rights and the promotion of social welfare. • Environmental: events related to degradation of the environment, biodiversity and overuse of natural resources such as deforestation, pollution and depletion of water resources. The approach seeks environmental conservation, sustainable use of resources and promotion of ecological practices. • Climate: comprises (i) the transition to a low-carbon economy, aimed at reducing or offsetting greenhouse gas emissions and preserving natural mechanisms for capturing these gases, and (ii) adaptation to extreme climate events and long-term environmental changes, such as severe storms, prolonged droughts and sea level rise. Based on these definitions, clients are classified in a socio and environmental risk scale ranging from Low to Very High. This rating is used for possible penalties in the rating. This information works as support to the rating process, not directly affecting the calculation, except in cases of penalty. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. I.I - Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. As a supplement to the credit risk mitigation policy, ITAÚ UNIBANCO HOLDING carries out specific analyses on ESG (Environmental, Social and Governance) requirements for operations guaranteed by rural and urban properties for each type of guarantee. For rural guarantees, reports with detailed social and environmental criteria are considered, including verification of compliance of the property with environmental legislation, status of the Rural Environmental Registry, existence of environmental liabilities, overlaps with protected areas, indigenous and quilombolas territories, settlements, archaeological sites, mining areas, and also analysis of land use and environmental history. The report also includes information on geo-referencing, land tenure regularization and climate risk indicators, strengthening commitment to sustainable practices and the mitigation of social and environmental risks. For urban guarantees, the evaluation report includes technical inspection and survey of indications of contamination, analysis of the surrounding areas as to the existence of potentially polluting activities (plants, gas stations, workshops, waste deposits, among others), in addition to checking official public lists of contaminated areas. The urban environmental report also considers the current and past use of the property, available infrastructure, and market diagnosis, ensuring that the property does not pose relevant environmental risks and is in compliance with the urbanistic and environmental standards in force.

This process strengthen the commitment of ITAÚ UNIBANCO HOLDING to adopting responsible practices aligned with ESG principles, thus contributing to the sustainability of operations and mitigation of credit risks associated with environmental and social factors.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

ITAÚ UNIBANCO HOLDING calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected credit loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected credit loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2025					12/31/2024				
Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss			Financial assets (1)	Expected credit loss	Reduction/(Increase) of expected credit loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,547,631	(51,313)	(521)	206	637	1,464,464	(52,936)	(2,183)	538	1,347

1) Composed of Loan operations, lease operations and securities.

Expected credit loss comprises Expected credit loss for Financial guarantees, Credit commitments and Credits to be released R$ (1,793) (R$ (4,928) at 12/31/2024).

I.III - Classification of Credit Impairment Stages

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules of stage change consider for the Retail and Wholesale segments:

- **Stage 1 to stage 2:** delay or assessment of probability of default (PD) triggers.

ITAÚ UNIBANCO HOLDING migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.

Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING.

- **Stage 3:** default parameters are used to identify stage 3, and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial asset, at any stage, may migrate to stage 3 when presenting default parameters.

F - 94

Based on the classifications in stages, the measurement rules determined for expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial instruments to credit risk

	12/31/2025			12/31/2024		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	**2,382,665**	**497,846**	**2,880,511**	**2,089,980**	**583,321**	**2,673,301**
At Amortized cost	**1,700,211**	**342,577**	**2,042,788**	**1,500,797**	**412,007**	**1,912,804**
Central Bank of Brazil deposits	167,275	-	167,275	160,698	-	160,698
Interbank deposits	26,394	39,801	66,195	26,709	40,222	66,931
Securities purchased under agreements to resell	277,940	2,655	280,595	238,593	4,627	243,220
Securities	309,312	20,653	329,965	302,599	24,908	327,507
Loan and lease operations	821,637	262,161	1,083,798	708,917	316,576	1,025,493
Other financial assets	139,618	24,411	164,029	103,711	33,002	136,713
(-) Provision for expected credit loss	(41,965)	(7,104)	(49,069)	(40,430)	(7,328)	(47,758)
At Fair value through other comprehensive income	**61,370**	**71,103**	**132,473**	**31,268**	**75,035**	**106,303**
Securities	61,370	71,103	132,473	31,268	75,035	106,303
At Fair value through profit or loss	**621,084**	**84,166**	**705,250**	**557,915**	**96,279**	**654,194**
Securities	603,439	25,335	628,774	533,887	26,256	560,143
Derivatives	14,553	58,831	73,384	22,416	70,023	92,439
Other financial assets	3,092	-	3,092	1,612	-	1,612
Financial liabilities - Provisions for financial guarantees, credit commitments and credits to be released	**(1,619)**	**(174)**	**(1,793)**	**(4,298)**	**(630)**	**(4,928)**
Off-balance sheet	**629,007**	**86,862**	**715,869**	**537,015**	**86,714**	**623,729**
Financial guarantees	106,456	27,649	134,105	95,890	28,025	123,915
Credit commitments and credits to be released	522,551	59,213	581,764	441,125	58,689	499,814
Total	**3,010,053**	**584,534**	**3,594,587**	**2,622,697**	**669,405**	**3,292,102**

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loan and lease operations

	12/31/2025	%	12/31/2024	%
Individuals	**582,472**	**53.7%**	**549,181**	**53.6%**
Companies	**501,326**	**46.3%**	**476,312**	**46.4%**
Industry and commerce	246,158	22.7%	222,945	21.7%
Services	207,447	19.2%	207,437	20.2%
Other sectors	47,721	4.4%	45,930	4.5%
Total	**1,083,798**	**100.0%**	**1,025,493**	**100.0%**

Other financial assets (1)

	12/31/2025	%	12/31/2024	%
Public sector	954,882	63.1%	871,579	62.4%
Services	156,891	10.4%	196,419	14.1%
Financial	232,974	15.4%	146,823	10.5%
Other sectors	167,473	11.1%	181,722	13.0%
Total	**1,512,220**	**100.0%**	**1,396,543**	**100.0%**

1) Includes Financial assets at fair value through other comprehensive income, at fair value through profit or loss and at amortized cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees, Credit commitments and Credits to be released) is neither categorized nor managed by business sector.

F - 95

I.IV.II - By type and classification of credit risk

Loan and lease operations

	12/31/2025															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	410,807	902	355,886	**767,595**	34,869	1	3,201	**38,071**	27,550	-	13	**27,563**	473,226	903	359,100	**833,229**
Companies	359,265	104,710	165,929	**629,904**	9,746	257	786	**10,789**	11,277	3,541	182	**15,000**	380,288	108,508	166,897	**655,693**
Foreign loans - Latin America	210,945	24,336	54,672	**289,953**	10,329	315	1,070	**11,714**	9,010	43	25	**9,078**	230,284	24,694	55,767	**310,745**
Total	**981,017**	**129,948**	**576,487**	**1,687,452**	**54,944**	**573**	**5,057**	**60,574**	**47,837**	**3,584**	**220**	**51,641**	**1,083,798**	**134,105**	**581,764**	**1,799,667**
%	**58.1%**	**7.7%**	**34.2%**	**100.0%**	**90.7%**	**1.0%**	**8.3%**	**100.0%**	**92.6%**	**7.0%**	**0.4%**	**100.0%**	**60.2%**	**7.5%**	**32.3%**	**100.0%**

	12/31/2024															
	Stage 1				Stage 2				Stage 3				Consolidated of 3 Stages			
	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total	Loan operations	Financial guarantees	Credit commitments	Total
Individuals	347,749	816	290,397	**638,962**	66,468	2	11,946	**78,416**	31,357	-	48	**31,405**	445,574	818	302,391	**748,783**
Companies	332,440	94,564	142,195	**569,199**	13,237	959	1,255	**15,451**	11,956	3,045	247	**15,248**	357,633	98,568	143,697	**599,898**
Foreign loans - Latin America	196,464	23,965	50,716	**271,145**	14,004	534	2,862	**17,400**	11,818	30	148	**11,996**	222,286	24,529	53,726	**300,541**
Total (1)	**876,653**	**119,345**	**483,308**	**1,479,306**	**93,709**	**1,495**	**16,063**	**111,267**	**55,131**	**3,075**	**443**	**58,649**	**1,025,493**	**123,915**	**499,814**	**1,649,222**
%	**59.3%**	**8.0%**	**32.7%**	**100.0%**	**84.2%**	**1.4%**	**14.4%**	**100.0%**	**94.0%**	**5.2%**	**0.8%**	**100.0%**	**62.2%**	**7.5%**	**30.3%**	**100.0%**

1) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

Internal rating	12/31/2025				12/31/2024			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Low	880,216	377	-	**880,593**	817,782	68,406	-	**886,188**
Medium	99,804	14,135	-	**113,939**	58,817	14,214	-	**73,031**
High	997	40,432	-	**41,429**	54	11,089	-	**11,143**
Credit-impaired	-	-	47,837	**47,837**	-	-	55,131	**55,131**
Total	**981,017**	**54,944**	**47,837**	**1,083,798**	**876,653**	**93,709**	**55,131**	**1,025,493**
%	**90.5%**	**5.1%**	**4.4%**	**100.0%**	**85.5%**	**9.1%**	**5.4%**	**100.0%**

F - 96

F - 97 Other financial assets 12/31/2025 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 247,579 249,173 247,571 8 8 - - Brazil 187,441 189,044 187,441 - - - - Latin America 31,118 31,147 31,118 - - - - Abroad 29,020 28,982 29,012 8 8 - - Corporate securities 202,556 197,775 196,382 4,414 3,680 4,489 2,494 Rural product note 68,533 64,774 64,680 2,770 2,521 2,233 1,332 Bank deposit certificate 230 231 230 - - - - Real estate receivables certificates 4,410 4,352 4,343 78 67 - - Debentures 82,462 80,921 80,761 1,362 895 1,466 806 Eurobonds and other 17,558 17,257 17,252 - - 713 306 Financial bills 384 384 384 - - - - Promissory and commercial notes 21,273 21,095 21,068 188 155 77 50 Other (1) 7,706 8,761 7,664 16 42 - - Investment funds 9,811 9,814 9,811 - - - - Total 459,946 456,762 453,764 4,422 3,688 4,489 2,494 1) Includes equity instruments designated to Fair value through other comprehensive income that are not subject to a provision for expected credit loss.

F - 98 12/31/2024 Book value Stage 1 Stage 2 Stage 3 Cost Fair value Cost Fair value Cost Fair value Government securities 257,525 261,164 257,525 - - - - Brazil 176,185 179,814 176,185 - - - - Latin America 43,192 43,152 43,192 - - - - Abroad 38,148 38,198 38,148 - - - - Corporate securities 172,630 169,062 167,327 2,670 2,444 6,075 2,860 Rural product note 60,068 59,102 58,952 844 764 541 353 Bank deposit certificate 133 132 133 - - - - Real estate receivables certificates 5,875 5,434 5,426 453 449 - - Debentures 75,742 72,991 72,831 527 404 5,534 2,507 Eurobonds and other 5,905 5,914 5,763 143 142 - - Financial bills 265 264 265 - - - - Promissory and commercial notes 16,280 16,136 16,117 176 163 - - Other (1) 8,362 9,089 7,840 527 522 - - Total (2) 430,155 430,226 424,852 2,670 2,444 6,075 2,860 1) Includes equity instruments designated to Fair value througt other comprenhensive income. 2) The balances presented were adjusted to reflect the composition of the table with Amortized cost and Fair value through other comprehensive income financial instruments.

F - 99 Other financial assets - Internal classification by level of risk 12/31/2025 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 346,790 325,342 132,367 702,526 1,507,025 Medium - 2,061 - 177 2,238 High - 2,562 106 289 2,957 Total 346,790 329,965 132,473 702,992 1,512,220% 22.9% 21.8% 8.8% 46.5% 100.0% 12/31/2024 Internal rating Financial assets - At amortized cost Financial assets at fair value through other comprehensive income Financial assets at fair value through profit or loss TotalInterbank deposits and securities purchased under agreements to resell Securities Low 310,151 318,322 106,267 630,444 1,365,184 Medium - 5,133 18 21,735 26,886 High - 4,052 18 403 4,473 Total 310,151 327,507 106,303 652,582 1,396,543% 22.2% 23.5% 7.6% 46.7% 100.0% Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 73,384 (R$ 92,439 at 12/31/2024).

I.IV.III - Financial asset collateral

	12/31/2025				12/31/2024			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral	Book value of the assets	Fair value of collateral
Individuals	**190,212**	**500,667**	**2,912**	**1,975**	**172,391**	**456,428**	**3,127**	**2,736**
Personal [1]	9,102	40,167	958	828	8,128	25,156	1,673	1,556
Vehicles [2]	30,321	66,419	1,094	977	31,859	70,772	1,119	1,026
Mortgage loans [3]	150,789	394,081	860	170	132,404	360,500	335	154
Companies [4]	**180,843**	**556,310**	**83,034**	**75,174**	**166,845**	**592,523**	**63,892**	**60,395**
Foreign loans - Latin America [4]	**196,787**	**390,985**	**13,884**	**5,695**	**188,756**	**374,316**	**12,731**	**4,201**
Total	**567,842**	**1,447,962**	**99,830**	**82,844**	**527,992**	**1,423,267**	**79,750**	**67,332**

1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 550,231 (R$ 417,751 at 12/31/2024) represent unsecured loans.

F - 100

F - 101 I.IV.IV - Repossessed assets The accounting policy on assets held for sale is presented in Note 2c V. The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 732 (R$ 794 from 01/01 to 12/31/2024). II - Market risk It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557/17 and BCB Resolution No. 111/21 as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics: • ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, a historical period of 4 years (1,000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR Total (Historical Simulation) [1]							
	12/31/2025				12/31/2024			
	Average	Minimum	Maximum	Total VaR	Average	Minimum	Maximum	Total VaR
VaR by Risk Factor Group								
Interest rates	1,303	1,028	1,974	1,376	1,179	988	2,120	2,009
Currencies	40	22	97	51	36	18	64	50
Shares	45	36	89	46	51	35	86	46
Commodities	30	10	67	40	17	8	41	19
Effect of diversification	-	-	-	(385)	-	-	-	(381)
Total risk	**1,085**	**777**	**1,744**	**1,128**	**939**	**756**	**1,902**	**1,743**

1) VaR by Risk Factor Group considers information from foreign units.

F - 102

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2025						12/31/2024					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**559,569**	**474,979**	**324,977**	**995,761**	**386,781**	**2,742,067**	**617,119**	**433,855**	**245,916**	**923,202**	**338,412**	**2,558,504**
At amortized cost	**534,045**	**422,780**	**230,622**	**540,365**	**176,532**	**1,904,344**	**533,678**	**347,519**	**200,787**	**507,268**	**208,755**	**1,798,007**
Central Bank of Brazil deposits	146,283	-	-	-	-	146,283	138,518	-	-	-	-	138,518
Interbank deposits	42,901	8,817	7,927	6,543	7	66,195	33,082	10,559	9,888	13,382	14	66,925
Securities purchased under agreements to resell	179,964	85,646	7,927	6,602	456	280,595	201,082	41,460	-	-	677	243,219
Securities	9,610	31,094	32,879	187,985	65,905	327,473	12,910	38,878	36,794	164,332	70,938	323,852
Loan and lease operations	155,287	297,223	181,889	339,235	110,164	1,083,798	148,086	256,622	154,105	329,554	137,126	1,025,493
At fair value through other comprehensive income	**7,532**	**11,521**	**23,676**	**65,425**	**24,319**	**132,473**	**17,377**	**16,118**	**6,382**	**47,809**	**18,617**	**106,303**
At fair value through profit or loss	**17,992**	**40,678**	**70,679**	**389,971**	**185,930**	**705,250**	**66,064**	**70,218**	**38,747**	**368,125**	**111,040**	**654,194**
Securities	6,661	30,904	60,564	356,538	174,107	628,774	50,816	57,814	24,538	332,313	94,662	560,143
Derivatives	11,301	9,750	8,311	32,421	11,601	73,384	15,232	12,321	13,888	35,285	15,713	92,439
Other financial assets	30	24	1,804	1,012	222	3,092	16	83	321	527	665	1,612
Financial liabilities	**746,216**	**232,628**	**153,323**	**902,936**	**150,635**	**2,185,738**	**777,435**	**217,860**	**153,291**	**745,329**	**152,728**	**2,046,643**
At amortized cost	**734,808**	**222,355**	**146,134**	**870,770**	**140,225**	**2,114,292**	**766,631**	**203,641**	**137,520**	**710,423**	**142,153**	**1,960,368**
Deposits	378,615	90,880	57,871	567,747	19,369	1,114,482	382,252	90,133	53,767	503,422	25,167	1,054,741
Securities sold under repurchase agreements	329,271	31,537	2,500	35,140	36,159	434,607	322,797	21,378	1,458	5,279	37,875	388,787
Interbank market funds	25,455	96,811	77,530	199,063	7,311	406,170	56,173	87,015	74,950	148,059	6,097	372,294
Institutional market funds	908	2,747	7,768	65,385	77,386	154,194	5,005	5,057	6,971	50,500	73,014	140,547
Other financial liabilities	559	380	465	3,435	-	4,839	404	58	374	3,163	-	3,999
At fair value through profit or loss	**11,408**	**10,273**	**7,189**	**32,166**	**10,410**	**71,446**	**10,804**	**14,219**	**15,771**	**34,906**	**10,575**	**86,275**
Derivatives	11,408	10,199	6,988	32,049	9,116	69,760	10,775	14,179	15,626	34,756	10,077	85,413
Structured notes	-	-	-	-	57	57	-	-	-	12	306	318
Other financial liabilities	-	74	201	117	1,237	1,629	29	40	145	138	192	544
Difference assets / liabilities (1)	**(186,647)**	**242,351**	**171,654**	**92,825**	**236,146**	**556,329**	**(160,316)**	**215,995**	**92,625**	**177,873**	**185,684**	**511,861**
Cumulative difference	**(186,647)**	**55,704**	**227,358**	**320,183**	**556,329**		**(160,316)**	**55,679**	**148,304**	**326,177**	**511,861**	
Ratio of cumulative difference to total interest-bearing assets	(6.8)%	2.0%	8.3%	11.7%	20.3%		(6.3)%	2.2%	5.8%	12.7%	20.0%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F - 103

F - 104 II.I.II - Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III - Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities. III - Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Among the main regulatory liquidity indicators, the following indicators stand out: Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario. Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long- term assets. Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios. Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions.

- Assessment of funding costs and alternative sources of funding.

- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 77.4% or R$ 1,296,985, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2025			12/31/2024		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**1,011,751**	**1,114,482**		**894,482**	**1,054,741**	
Demand deposits	135,383	135,383	8.1%	124,920	124,920	8.0%
Savings deposits	177,305	177,305	10.6%	180,730	180,730	11.5%
Time deposits (1)	698,034	789,643	47.1%	580,855	735,376	46.9%
Other	1,029	12,151	0.7%	7,977	13,715	0.9%
Interbank market funds (1)	284,186	406,170	24.3%	189,700	372,294	23.7%
Funds from own issue (2)	-	2	-	-	2	-
Institutional market funds	1,048	154,194	9.2%	5,163	140,547	9.0%
Total	**1,296,985**	**1,674,848**	**100.0%**	**1,089,345**	**1,567,584**	**100.0%**

1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Securities sold under repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 389,723 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 181,290 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 215.0% (221.3% at 12/31/2024) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,499,680 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,202,060 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 124.8% (122.0% at 12/31/2024), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

F - 105

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2025					12/31/2024				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**1,011,753**	**82,363**	**11,753**	**11,083**	**1,116,952**	**894,493**	**132,640**	**14,588**	**18,118**	**1,059,839**
Savings	177,305	-	-	-	177,305	180,730	-	-	-	180,730
Interbank	410	10,602	824	2	11,838	1,497	1,451	3,848	770	7,566
Time deposit	698,034	71,761	10,929	11,081	791,805	580,855	131,189	10,740	17,348	740,132
Demand	135,383	-	-	-	135,383	124,920	-	-	-	124,920
Other deposits	621	-	-	-	621	6,491	-	-	-	6,491
Central Bank of Brazil deposits	**(152,376)**	**(11,403)**	**(1,737)**	**(1,759)**	**(167,275)**	**(137,510)**	**(19,100)**	**(1,564)**	**(2,524)**	**(160,698)**
Savings	(22,349)	-	-	-	(22,349)	(30,763)	-	-	-	(30,763)
Time deposit	(109,035)	(11,403)	(1,737)	(1,759)	(123,934)	(84,567)	(19,100)	(1,564)	(2,524)	(107,755)
Demand	(20,992)	-	-	-	(20,992)	(22,180)	-	-	-	(22,180)
Securities sold under repurchase agreements	**351,460**	**34,833**	**2,639**	**151,901**	**540,833**	**352,257**	**23,772**	**572**	**77,597**	**454,198**
Government securities	283,969	12,024	2,639	151,898	450,530	274,340	7,511	290	76,463	358,604
Corporate securities	34,569	22,636	-	3	57,208	27,191	15,642	282	1,134	44,249
Foreign	32,922	173	-	-	33,095	50,726	619	-	-	51,345
Interbank market funds	**284,186**	**60,270**	**39,307**	**52,411**	**436,174**	**189,700**	**114,859**	**33,650**	**60,238**	**398,447**
Institutional market funds	**1,048**	**11,324**	**69,055**	**92,451**	**173,878**	**5,163**	**15,436**	**54,277**	**100,802**	**175,678**
Derivatives	**11,408**	**17,187**	**12,023**	**29,142**	**69,760**	**10,775**	**29,805**	**12,566**	**32,267**	**85,413**
Forward	3,203	1,033	119	26	4,381	1,435	2	-	13	1,450
Options	513	3,951	1,496	2,442	8,402	3,902	14,825	1,065	796	20,588
Swaps	5,078	6,262	8,601	25,512	45,453	3,187	7,957	10,065	30,185	51,394
Other derivatives	2,614	5,941	1,807	1,162	11,524	2,251	7,021	1,436	1,273	11,981
Other financial liabilities	**-**	**275**	**117**	**1,237**	**1,629**	**29**	**185**	**138**	**192**	**544**
Total financial liabilities	**1,507,479**	**194,849**	**133,157**	**336,466**	**2,171,951**	**1,314,907**	**297,597**	**114,227**	**286,690**	**2,013,421**

Off-balance commitments	Note	12/31/2025					12/31/2024				
		0 – 30	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Financial guarantees		4,170	49,367	25,903	54,665	**134,105**	3,323	42,924	21,910	55,758	**123,915**
Credit commitments and credits to be released		274,961	60,573	17,518	228,712	**581,764**	192,814	53,056	19,647	234,297	**499,814**
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	1	**1**	-	-	-	-	**-**
Total		**279,131**	**109,940**	**43,421**	**283,378**	**715,870**	**196,137**	**95,980**	**41,557**	**290,055**	**623,729**

F - 106

F - 107 IV - Emerging Risks Defined as those newly identified with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment, due to the number of factors and impacts not yet totally known, since they have no precedents and therefore have never been addressed in the past. Their causes may arise from external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. Once identified, these risks are monitored and reassessed annually or on demand until they cease to pose a risk or until they can be adequately measured, in which case the other steps of risk management are then followed. This process is ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be also incorporated into risk management procedures. Geopolitical, Climate and Cyber risks that have or have already had aspects considered as emerging risks can be given as examples. V - Social, Environmental and Climate Risks Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING. Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures. Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING. In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2025	12/31/2024
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	185,595	188,265
Tier 1	208,161	206,196
Total capital (PR)	228,589	227,602
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,505,475	1,379,056
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	12.3%	13.7%
Tier 1 ratio (%)	13.8%	15.0%
Total capital ratio (%)	15.2%	16.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.6%

At 12/31/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 21,543 (R$ 16,957 at 12/31/2024) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 19,034 (R$ 20,497 at 12/31/2024).

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The Basel Ratio reached 15.2% at 12/31/2025, a reduction of 1.3 p.p. in relation to that calculated at 12/31/2024. The variation reflects the effects of interest payments on capital and additional dividends, share repurchase and growth in risk-weighted assets, offset by the positive impact of income in the period.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 108,151 (R$ 117,278 at 12/31/2024), well above the Capital Buffer requirement of R$ 53,686 (R$ 49,049 at 12/31/2024), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2025, fixed assets ratio reached 19.4% (18.5% at 12/31/2024), showing a surplus of R$ 69,887 (R$ 71,704 at 12/31/2024).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	12/31/2025	12/31/2024
Credit risk (excluding counterparty credit risk)	**1,199,103**	**1,108,011**
Of which: standardized approach for credit risk	1,119,760	1,038,238
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	79,343	69,773
Counterparty credit risk (CCR)	**29,789**	**44,837**
Of which: standardized approach for counterparty credit risk (SA-CCR)	20,340	35,148
Of which: other CCR	9,449	9,689
Equity investments in funds - look-through approach	**6,433**	**4,667**
Equity investments in funds - mandate-based approach	**-**	**-**
Equity investments in funds - fall-back approach	**1,109**	**716**
Securitization exposures in banking book	**12,838**	**9,242**
Market Risk	**50,248**	**43,189**
Of which: standardized approach (RWA_{MPAD})	61,438	52,643
Of which: internal models approach (RWA_{MINT})	30,685	28,471
Operational Risk	**143,006**	**112,827**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**62,949**	**55,567**
Total	**1,505,475**	**1,379,056**

III - Recovery Plan

In response to the latest international crises, the Central Bank published CMN Resolution No. 5,187/24, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

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F - 110 IV - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution No. 4,557/17. In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V - Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non- risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management risks of insurance contracts and private pension I - Management structure, roles and responsibilities ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

F - 111 II - Underwriting risk In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk. Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered: (i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates. (ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows. The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio. Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio. II.I Risk Concentrations ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage. II.II - Sensitivity analysis The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Assumptions Impact in income Impact in stockholders’ equity Insurance Private pension Insurance Private pension Discount rate 0.5 p.p. increase - (48) 57 430 0.5 p.p. decrease - 33 (62) (460) Biometric tables 5% increase (15) 39 - - 5% decrease 15 (41) - - Claims 5% increase (31) - - - 5% decrease 31 - - - III - Liquidity risk Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets. Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated discounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

Period	12/31/2025			12/31/2024		
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(519)	12,001	11,482	(159)	13,469	13,310
2 years	(342)	12,553	12,211	(295)	13,538	13,243
3 years	(223)	12,926	12,703	(194)	12,380	12,186
4 years	(104)	13,177	13,073	(91)	12,219	12,128
5 years	7	13,281	13,288	1	12,178	12,179
Over 5 years	1,075	257,752	258,827	884	215,436	216,320
Total [1,2]	**(106)**	**321,690**	**321,584**	**146**	**279,220**	**279,366**

1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension.
2) For better presentation and comparability, comparative balances have been reclassified according to current criteria.

ITAÚ UNIBANCO HOLDING holds R$ 343,066 (R$ 295,823 at 12/31/2024) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

Note 33 - Supplementary information

a) Supplementary Law No. 224/25

Published on December 26, 2025, it establishes the increase of the rate of CSLL, producing effects as from April 1, 2026, as follows:

- Payment Institutions - increase from 9% to 12% until December 31, 2027, and to 15% as from January 1, 2028.
- Legal Entities of Capitalization and Credit, Financing and Investment Companies - increase from 15% to 17.5% until December 31, 2027 and to 20% as from January 1, 2028.

This regulation brought effects in Deferred taxes in the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING in the period ended December 31, 2025.

b) Financeira Itaú CBD S.A. and Banco Investcred Unibanco S.A.

On December 5, 2025, ITAÚ UNIBANCO HOLDING entered into an agreement for the purchase of ownership interest currently held, either directly or indirectly, by Companhia Brasileira de Distribuição and by Grupo Casas Bahia S.A. in the controlled company Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento, for approximately R$ 526.

Two years from the closing of the agreement, ITAÚ UNIBANCO HOLDING will acquire the ownership interest indirectly held by Sendas Distribuidora S.A. in the controlled company Banco INVESTCRED Unibanco S.A., for approximately R$ 260, and will hold the investee's total capital.

Effective acquisitions and financial settlements will occur after the necessary regulatory approvals.

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F - 113 Note 34 - Subsequent event Avenue Holding Cayman Ltd On January 30, 2026, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired an additional 17.2% ownership interest in Avenue Holding Cayman Ltd and started holding control of the company with a 50.1% ownership in total capital. The acquisition results from the second stage of the agreement for the purchase and sale of shares entered into in July 2022. Effective acquisitions and financial settlements occurred after the required regulatory approvals.